OWENS CORNING®

INNOVATIONS FOR LIVING™

# Owens Corning
# 2012 Annual Report

*Unless the context indicates otherwise, the terms "Owens Corning," "Company," "we" and "our" in this 2012 Annual Report refer to Owens Corning and its subsidiaries. References to a particular year mean the Company's year commencing on January 1 and ending on December 31 of that year.*

**Table of Contents**



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# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**



# FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2012**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission File Number: 1-33100**

# Owens Corning

**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware** | **43-2109021** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **One Owens Corning Parkway, Toledo, OH** | **43659** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**(419) 248-8000**

**(Registrant's telephone number, including area code)**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| **Common Stock, par value $0.01 per share** | **New York Stock Exchange** |
| **Series A Warrants** | **—** |
| **Series B Warrants** | **New York Stock Exchange** |

**Securities registered pursuant to Section 12(g) of the Act:**

**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

On June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of $0.01 par value common stock (the voting stock of the registrant) held by non-affiliates (assuming for purposes of this computation only that the registrant had no affiliates) was approximately $3,399,539,760.

As of January 31, 2013, 118,271,623 shares of the registrant's common stock, par value $0.01 per share, were outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of Owens Corning's proxy statement to be delivered to stockholders in connection with the Annual Meeting of Stockholders to be held on April 18, 2013 (the "2013 Proxy Statement") are incorporated by reference into Part III hereof.

# PART I

## ITEM 1. BUSINESS

## OVERVIEW

Owens Corning was founded in 1938. Since then the Company has continued to grow as a market-leading innovator of glass fiber technology. Owens Corning is a world leader in composite and building materials systems, delivering a broad range of high-quality products and services. Our products range from glass fiber used to reinforce composite materials for transportation, electronics, marine, infrastructure, wind-energy and other high-performance markets to insulation and roofing for residential, commercial and industrial applications.

Unless the context indicates otherwise, the terms "Owens Corning," "Company," "we" and "our" in this report refer to Owens Corning and its subsidiaries. References to a particular year mean the Company's year commencing on January 1 and ending on December 31 of that year.

## SEGMENT OVERVIEW

We operate within two segments: Composites, which includes our Reinforcements and Downstream businesses; and Building Materials, which includes our Insulation and Roofing businesses. Our Composites and Building Materials reportable segments accounted for approximately 35% and 65% of our total reportable segment net sales, respectively, in 2012.

Note 2 to the Consolidated Financial Statements contains information regarding net sales to external customers and total assets attributable to each of Owens Corning's reportable segments and geographic regions, earnings before interest and taxes for each of Owens Corning's reportable segments, and information concerning the dependence of our reportable segments on foreign operations, for each of the years 2012, 2011 and 2010.

### Composites

Owens Corning glass fiber materials can be found in over 40,000 end-use applications within seven primary markets: power and energy, housing, water distribution, industrial, transportation, consumer and aerospace/ military. Such end-use applications include pipe, roofing shingles, sporting goods, computers, telecommunications cables, boats, aircraft, defense, automotive, industrial containers and wind-energy. Our products are manufactured and sold worldwide. We primarily sell our products directly to parts molders and fabricators. Within the building and construction market, our Composites segment sells glass fiber and/or glass mat directly to a small number of major shingle manufacturers, including our own Roofing business.

Our Composites segment is comprised of our Reinforcements and Downstream businesses. Within the Reinforcements business, the Company manufactures, fabricates and sells glass reinforcements in the form of fiber. Within the Downstream business, the Company manufactures and sells glass fiber products in the form of fabrics, mat, veil and other specialized products.

Demand for composites is driven by general global economic activity and, more specifically, by the increasing replacement of traditional materials such as aluminum, wood and steel with composites that offer lighter weight, improved strength, lack of conductivity and corrosion resistance. We estimate that over the last 15 years, on average, annual global demand for composite materials grew at about 1.5 times global GDP.

We compete with composite manufacturers worldwide. According to various industry reports and Company estimates, our Composites segment is a world leader in the production of glass fiber reinforcement materials. Primary methods of competition include innovation, quality, customer service and global geographic reach. For our commodity products, price is also a method of competition. Significant competitors to the Composites

**ITEM 1. BUSINESS (continued)**

segment include China Fiberglass Co., Ltd., Chongqing Polycom International Corporation Ltd (CPIC), PPG Industries, Taishan Glass Fiber Co., Ltd, and Johns Manville.

Our manufacturing operations in this segment are generally continuous in nature, and we warehouse much of our production prior to sale since we operate primarily with short delivery cycles.

**Building Materials**

Our Building Materials reportable segment is comprised of the following businesses:

*Insulation*

Our insulating products help customers conserve energy, provide improved acoustical performance and offer convenience of installation and use, making them a preferred insulating product for new home construction and remodeling. These products include thermal and acoustical batts, loose fill insulation, foam sheathing and accessories, and are sold under well-recognized brand names and trademarks such as Owens Corning PINK® FIBERGLAS™ Insulation. We sell our insulation products primarily to insulation installers, home centers, lumberyards, retailers and distributors in the United States and Canada.

Demand for Owens Corning's insulating products is driven by new residential construction, remodeling and repair activity, commercial and industrial construction activity, increasingly stringent building codes and the growing need for energy efficiency. Sales in this business typically follow seasonal home improvement, remodeling and renovation and new construction industry patterns. Demand for new residential construction typically follows on a three-month lagged basis. The peak season for home construction and remodeling in our geographic markets generally corresponds with the second and third calendar quarters, and therefore, our sales levels are typically higher during the second half of the year.

Our Insulation business competes primarily with manufacturers in the United States. According to various industry reports and Company estimates, Owens Corning is North America's largest producer of residential, commercial and industrial insulation, and the second-largest producer of extruded polystyrene foam insulation. Principal methods of competition include innovation and product design, service, location, quality, price and compatibility of systems solutions. Significant competitors in this business include CertainTeed Corporation, Johns Manville, Dow Chemical and Knauf Insulation.

Our Insulation business includes a diverse portfolio with a geographic mix of United States, Canada, Asia-Pacific, Europe and Latin America, a market mix of residential, commercial, industrial and other markets, and a channel mix of retail, contractor and distribution.

Working capital practices for this business historically has followed a seasonal cycle. Typically, our insulation plants run continuously throughout the year. This production plan, along with the seasonal nature of the business, generally results in higher finished goods inventory balances in the first half of the year. Since sales increase during the second half of the year, our accounts receivable balances are typically higher during this period.

*Roofing*

Our primary products in the Roofing business are laminate and strip asphalt roofing shingles. Other products include oxidized asphalt and roofing accessories. We have been able to meet the growing demand for longer lasting, aesthetically attractive laminate products with modest capital investment.

**ITEM 1. BUSINESS (continued)**

We sell shingles and roofing accessories primarily through home centers, lumberyards, retailers, distributors and contractors in the United States and sell other asphalt products internally to manufacture residential roofing products and externally to other roofing manufacturers. We also sell asphalt to roofing contractors and distributors for built-up roofing asphalt systems and to manufacturers in a variety of other industries, including automotive, chemical, rubber and construction.

Demand for products in our Roofing business is generally driven by both residential repair and remodeling activity and by new residential construction. Roofing damage from strong storms can significantly increase demand in this business. As a result, sales in this segment do not always follow seasonal home improvement, remodeling and new construction industry patterns as closely as our Insulation business.

Our Roofing business competes primarily with manufacturers in the United States. According to various industry reports and Company estimates, Owens Corning's Roofing business is the second largest producer of asphalt roofing shingles in the United States. Principal methods of competition include innovation and product design, proximity to customers and quality. Significant competitors in the Roofing business include GAF-ELK, CertainTeed Corporation and TAMKO.

Our manufacturing operations are generally continuous in nature, and we warehouse much of our production prior to sale since we operate with relatively short delivery cycles. One of the raw materials important to this business is sourced from a sole supplier. We have a long-term supply contract for this material, and have no reason to believe that any availability issues will exist. If this supply was to become unavailable, our production could be interrupted until such time as the supplies again became available or the Company reformulated its products. Additionally, the supply of asphalt, another significant raw material in this segment, has been constricted at times. Although this has not caused an interruption of our production in the past, prolonged asphalt shortages would restrict our ability to produce products in this business.

**GENERAL**

**Major Customers**

No one customer accounted for more than 10% of our consolidated net sales for 2012. A significant portion of the net sales in our Building Materials segment is generated from large United States home improvement retailers.

**Patents and Trademarks**

Owens Corning continuously works toward improving products and processes. Because of this continuous innovation process, patents and trademarks play a key role in each of our businesses. Owens Corning has numerous United States and foreign patents and trademarks issued and applied for relating to products and processes in each business, resulting from research and development efforts. Owens Corning does not expect the expiration of existing patents and trademarks to have a material adverse affect on the business as a whole.

Through continuous and extensive use of the color PINK since 1956, Owens Corning became the first owner of a single color trademark registration in the United States. For over 25 years, Owens Corning has licensed from Metro-Goldwyn-Mayer Studios Inc. (the owner of the Pink Panther character) the exclusive right to use the Pink Panther in all of our major market segments and we make extensive use of the Pink Panther character in the marketing of our products. We believe our PINK trademark and the Pink Panther character are some of the most widely recognized marks in the building products industry.

We have issued royalty-bearing patent licenses to companies in several foreign countries.

**ITEM 1. BUSINESS (continued)**

Including registered trademarks for the Owens Corning logo and the color PINK, Owens Corning has approximately 250 trademarks registered in the United States and approximately 1,500 trademarks registered in other countries. Owens Corning has approximately 400 patents in the United States and approximately 1,300 patents issued in other countries.

**Backlog**

Our customer volume commitments are generally short-term, and we do not have a significant backlog of orders.

**Research and Development**

The Company's research and development expense during each of the last three years is presented in the table below (in millions):

| Period | Research and Development Expense |
|---|---|
| Twelve Months Ended December 31, 2012 | $79 |
| Twelve Months Ended December 31, 2011 | $77 |
| Twelve Months Ended December 31, 2010 | $76 |

**Environmental Control**

Owens Corning is committed to complying with all environmental laws and regulations that are applicable to our operations. We are dedicated to continuous improvement in our environmental, health and safety performance.

We have not experienced a material adverse effect upon our capital expenditures or competitive position as a result of environmental control legislation and regulations. Operating costs associated with environmental compliance were approximately $33 million in 2012. We continue to invest in equipment and process modifications to remain in compliance with applicable environmental laws and regulations worldwide.

Our manufacturing facilities are subject to numerous national, state and local environmental protection laws and regulations. Regulatory activities of particular importance to our operations include those addressing air pollution, water pollution, waste disposal and chemical control. The most significant current regulatory activity is the United States Environmental Protection Agency's ongoing evaluation of the past air emission and air permitting activities of the glass industry, including fiberglass insulation. We expect passage and implementation of new laws and regulations specifically addressing climate change, toxic air emissions, ozone forming emissions and fine particulate during the next two to five years. However, based on information known to the Company, including the nature of our manufacturing operations and associated air emissions, at this time we do not expect any of these new laws, regulations or activities to have a material adverse effect on our results of operations, financial condition or long-term liquidity.

We have been deemed by the United States Environmental Protection Agency to be a Potentially Responsible Party ("PRP") with respect to certain sites under the Comprehensive Environmental Response Compensation and Liability Act. We have also been deemed a PRP under similar state or local laws and in other instances other PRPs have brought suits against us as a PRP for contribution under such federal, state, or local laws. At December 31, 2012, we had environmental remediation liabilities as a PRP at 19 sites where we have a continuing legal obligation to either complete remedial actions or contribute to the completion of remedial actions as part of a group of PRPs. For these sites we estimate a reserve to reflect environmental liabilities that have been asserted or are probable of assertion, in which liabilities are probable and reasonably estimable. At December 31, 2012, our reserve for such liabilities was $7 million.

**ITEM 1. BUSINESS (continued)**

**Number of Employees**

As of December 31, 2012 Owens Corning had approximately 15,000 employees. Approximately 7,100 of such employees are subject to collective bargaining agreements. We believe that our relations with employees are good.

**AVAILABILITY OF INFORMATION**

Owens Corning makes available, free of charge, through its website the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. These documents are available through the Investor Relations page of the Company's website at www.owenscorning.com.

## ITEM 1A. RISK FACTORS

### RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

**Low levels of residential or commercial construction activity can have a material adverse impact on our business and results of operations.**

A portion of our products are used in the markets for residential and commercial construction, repair and improvement, and demand for certain of our products is affected in part by the level of new residential construction in the United States, although typically not until a number of months after the change in the level of construction. Historically, construction activity has been cyclical and is influenced by prevailing economic conditions, including the level of interest rates and availability of financing and other factors outside our control.

**Worldwide economic conditions and credit tightening could have a material adverse impact on the Company.**

The Company's business may be adversely impacted by changes in United States or global economic conditions, including inflation, deflation, interest rates, availability of capital, consumer spending rates, energy availability and costs, and the effects of governmental initiatives to manage economic conditions. Volatility in financial markets and the deterioration of national and global economic conditions could materially adversely impact the Company's operations, financial results and/or liquidity including as follows:

- the financial stability of our customers or suppliers may be compromised, which could result in additional bad debts for the Company or non-performance by suppliers;

- one or more of the financial institutions syndicated under the Credit Agreement applicable to our committed senior revolving credit facility may cease to be able to fulfill their funding obligations, which could materially adversely impact our liquidity;

- it may become more costly or difficult to obtain financing or refinance the Company's debt in the future;

- the value of the Company's assets held in pension plans may decline; and/or

- the Company's assets may be impaired or subject to write down or write off.

Uncertainty about global economic conditions may cause consumers of our products to postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values. This could have a material adverse impact on the demand for our products and on our financial condition and operating results. A deterioration of economic conditions would likely exacerbate these adverse effects and could result in a wide-ranging and prolonged impact on general business conditions, thereby negatively impacting our operations, financial results and/or liquidity.

**We face significant competition in the markets we serve and we may not be able to compete successfully.**

All of the markets we serve are highly competitive. We compete with manufacturers and distributors, both within and outside the United States, in the sale of building products and composite products. Some of our competitors may have superior financial, technical, marking and other resources than we do. In some cases, we face competition from manufacturers in countries able to produce similar products at lower costs. We also face competition from the introduction by competitors of new products or technologies that may address our customers' needs in a better manner, whether based on considerations of pricing, usability, effectiveness, sustainability or other features or benefits. If we are not able to successfully commercialize our innovation

## ITEM 1A. RISK FACTORS (continued)

efforts, we may lose market share. Price competition or overcapacity may limit our ability to raise prices for our products when necessary, may force us to reduce prices and may also result in reduced levels of demand for our products and cause us to lose market share. In addition, in order to effectively compete, we must continue to develop new products that meet changing consumer preferences and successfully develop, manufacture and market these new products. Our inability to effectively compete could result in the loss of customers and reduce the sales of our products, thereby adversely impacting our business, financial condition and results of operations.

**Our sales may fall rapidly in response to declines in demand because we do not operate under long-term volume agreements to supply our customers and because of customer concentration in certain segments.**

Many of our customer volume commitments are short-term; therefore, we do not have a significant manufacturing backlog. As a result, we do not benefit from the hedge provided by long-term volume contracts against downturns in customer demand and sales. Further, we are not able to immediately adjust our costs in response to declines in sales. In addition, although no single customer represents more than 10% of our annual sales, sales of some of the products in our building materials product category are dependent on a limited number of customers, who account for a significant portion of such sales. The loss of key customers for these products, or a significant reduction in sales to those customers, could significantly reduce our revenues from these products. In addition, if key customers experience financial pressure, they could attempt to demand more favorable contractual terms, which would place additional pressure on our margins and cash flows. Lower demand for our products could adversely impact our business, financial condition and results of operations.

**Adverse weather conditions and the level of severe storms could have a material adverse impact on our results of operations.**

Weather conditions and the level of severe storms can have a significant impact on the markets for residential and commercial construction, repair and improvement, which can in turn impact our business as follows:

- Generally, any weather conditions that slow or limit residential or commercial construction activity can adversely impact demand for our products.
- A portion of our annual product demand is attributable to the repair of damage caused by severe storms. In periods with below average levels of severe storms, demand for such products could be reduced.

Lower demand for our products as a result either of these scenarios could adversely impact our business, financial condition and results of operations.

**Our level of indebtedness could adversely impact our business, financial condition or results of operations.**

Our debt level and degree of leverage could have important consequences, including the following:

- they may limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;
- a substantial portion of our cash flows from operations could be required for the payment of principal and interest on our indebtedness and may not be available for other business purposes;
- certain of our borrowings are at variable rates of interest exposing us to the risk of increased interest rates;
- if due to liquidity needs we must replace any indebtedness upon maturity, we would be exposed to the risk that we may not be able to refinance such indebtedness;

**ITEM 1A. RISK FACTORS (continued)**

- they may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt; and

- we may be vulnerable in a downturn in general economic conditions or in our business, or we may be unable to carry out important capital spending.

In addition, the credit agreement governing our senior credit facility, the indentures governing our senior notes and the Receivables Purchase Agreement governing our receivables securitization facility contain various covenants that impose operating and financial restrictions on us and/or our subsidiaries.

**Our ongoing efforts to increase productivity and reduce costs may not result in anticipated savings in operating costs.**

Our cost reduction and productivity efforts, including those related to our existing operations, production capacity expansions and new manufacturing platforms, may not produce anticipated results. Our ability to achieve cost savings and other benefits within expected time frames is subject to many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive and other uncertainties, some of which are beyond our control. If these estimates and assumptions are incorrect, if we experience delays, or if other unforeseen events occur, our business, financial condition and results of operations could be adversely impacted.

**We may be exposed to increases in costs of energy, materials and transportation or reductions in availability of materials and transportation, which could reduce our margins and have a material adverse impact on our business, financial condition and results of operations.**

Our business relies heavily on certain commodities and raw materials used in our manufacturing processes. Additionally, we spend a significant amount on natural gas inputs and services that are influenced by energy prices, such as asphalt, a large number of chemicals and resins and transportation costs. Price increases for these inputs could raise costs and reduce our margins if we are not able to offset them by increasing the prices of our products, improving productivity or hedging where appropriate. Availability of certain of the raw materials we use has, from time to time, been limited, and our sourcing of some of these raw materials from a limited number of suppliers, and in some cases a sole supplier, increases the risk of unavailability. Despite our contractual supply agreements with many of our suppliers, it is possible that we could experience a lack of certain raw materials which could limit our ability to produce our products, thereby adversely impacting our business, financial condition and results of operations.

**Our hedging activities to address energy price fluctuations may not be successful in offsetting increases in those costs or may reduce or eliminate the benefits of any decreases in those costs.**

In order to mitigate short-term variation in our operating results due to commodity price fluctuations, we hedge a portion of our near-term exposure to the cost of energy, primarily natural gas. The results of our hedging practices could be positive, neutral or negative in any period depending on price changes of the hedged exposures.

Our hedging activities are not designed to mitigate long-term commodity price fluctuations and, therefore, will not protect us from long-term commodity price increases. In addition, in the future our hedging positions may not correlate to our actual energy costs, which would cause acceleration in the recognition of unrealized gains and losses on our hedging positions in our operating results.

## ITEM 1A. RISK FACTORS (continued)

**The Company's income tax net operating loss carryforwards may be limited and our results of operations may be adversely impacted.**

The Company has substantial deferred tax assets related to net operating losses (NOLs) for United States federal and state income tax purposes, which are available to offset future taxable income. However, the Company's ability to utilize or realize the current carrying value of the NOLs may be impacted as a result of certain events, such as changes in tax legislation or insufficient future taxable income prior to expiration of the NOLs or annual limits imposed under Section 382 of the Internal Revenue Code, or by state law, as a result of a change in control. A change in control is generally defined as a cumulative change of 50% or more in the ownership positions of certain stockholders during a rolling three year period. Changes in the ownership positions of certain stockholders could occur as the result of stock transactions by such stockholders and/or by the issuance of stock by the Company. Such limitations may cause the Company to pay income taxes earlier and in greater amounts than would be the case if the NOLs were not subject to such limitations.

Should the Company determine that it is likely that its recorded NOL benefits are not realizable, the Company would be required to reduce the NOL tax benefit reflected on its financial statements to the net realizable amount either by a direct adjustment to the NOL tax benefit or by establishing a valuation reserve and recording a corresponding charge to current earnings. The corresponding charge to current earnings would have an adverse effect on the Company's financial condition and results of operations in the period in which it is recorded. Conversely, if the Company is required to increase its NOL tax benefit either by a direct adjustment or reversing any portion of the accounting valuation against its deferred tax assets related to its NOLs, such credit to current earnings could have a positive effect on the Company's business financial condition and results of operations in the period in which it is recorded.

**Our operations require substantial capital, leading to high levels of fixed costs that will be incurred regardless of our level of business activity.**

Our businesses are capital intensive, and regularly require capital expenditures to expand operations, maintain equipment, increase operating efficiency and comply with applicable laws and regulations, leading to high fixed costs, including depreciation expense. Also, increased regulatory focus could lead to additional or higher costs in the future. We are limited in our ability to reduce fixed costs quickly in response to reduced demand for our products and these fixed costs may not be fully absorbed, resulting in higher average unit costs and lower gross margins if we are not able to offset this higher unit cost with price increases. Alternatively, we may be limited in our ability to quickly respond to unanticipated increased demand for our products, which could result in an inability to satisfy demand for our products and loss of market share.

**We may be subject to liability under and may make substantial future expenditures to comply with environmental laws and regulations.**

Our manufacturing facilities are subject to numerous foreign, federal, state and local laws and regulations relating to the presence of hazardous materials, pollution and the protection of the environment, including those governing emissions to air, discharges to water, use, storage and transport of hazardous materials, storage, treatment and disposal of waste, remediation of contaminated sites and protection of worker health and safety.

Liability under these laws involves inherent uncertainties. Violations of environmental, health and safety laws are subject to civil, and, in some cases, criminal sanctions. As a result of these uncertainties, we may incur unexpected interruptions to operations, fines, penalties or other reductions in income which could adversely impact our business, financial condition and results of operations. Continued and increased government and public emphasis on environmental issues is expected to result in increased future investments for environmental controls at ongoing operations, which will be charged against income from future operations. Present and future environmental laws and regulations applicable to our operations, and changes in their interpretation, may require substantial capital expenditures or may require or cause us to modify or curtail our operations, which may have a material adverse impact on our business, financial condition and results of operations.

**We are subject to risks associated with our international operations.**

We sell products and operate plants throughout the world. Our international sales and operations are subject to risks and uncertainties, including:

- difficulties and costs associated with complying with a wide variety of complex and changing laws, treaties and regulations;
- limitations on our ability to enforce legal rights and remedies;
- economic and political conditions, war and civil disturbance;
- tax rate changes;
- tax inefficiencies and currency exchange controls that may adversely impact our ability to repatriate cash from non-United States subsidiaries;
- the imposition of tariffs or other import or export restrictions;
- costs and availability of shipping and transportation;
- nationalization of properties by foreign governments; and
- currency exchange rate fluctuations between the United States dollar and foreign currencies.

As we continue to expand our business globally, we may have difficulty anticipating and effectively managing these and other risks that our international operations may face, which may adversely impact our business outside the United States and our business, financial condition and results of operations.

In addition, we operate in many parts of the world that have experienced governmental corruption and we could be adversely affected by violations of the Foreign Corrupt Practices Act ("FCPA") and similar worldwide anti-bribery laws. The FCPA and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Although we mandate compliance with these anti-bribery laws and maintain an anti-corruption compliance program, we cannot assure you that these measures will necessarily prevent violations of these laws by our employees or agents. If we were found to be liable for FCPA violations, we could be liable for criminal or civil penalties or other sanctions, which could have a material adverse impact on our business, financial condition and results of operations.

**If our efforts in acquiring and integrating other businesses, establishing joint ventures or expanding our production capacity are not successful, our business may not grow.**

We have historically grown our business through acquisitions, joint ventures and the expansion of our production capacity. Our ability to grow our business through these investments depends upon our ability to identify, negotiate and finance suitable arrangements. If we cannot successfully execute on our investments on a timely basis, we may be unable to generate sufficient revenue to offset acquisition, integration or expansion costs, we may incur costs in excess of what we anticipate, and our expectations of future results of operations, including

**ITEM 1A. RISK FACTORS (continued)**

cost savings and synergies, may not be achieved. Acquisitions, joint ventures and production capacity expansions involve substantial risks, including:

- unforeseen difficulties in operations, technologies, products, services, accounting and personnel;
- diversion of financial and management resources from existing operations;
- unforeseen difficulties related to entering geographic regions or markets where we do not have prior experience;
- risks relating to obtaining sufficient equity or debt financing;
- difficulty in integrating the acquired business' standards, processes, procedures and controls with our existing operations;
- potential loss of key employees; and
- potential loss of customers.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities, and harm our business generally. Future acquisitions and investments could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, or amortization expenses, or write-offs of goodwill, any of which could have a material adverse impact on our business, financial condition. Also, the anticipated benefits of our investments may not materialize.

**Our intellectual property rights may not provide meaningful commercial protection for our products or brands, which could adversely impact our business, financial condition and results of operations.**

Owens Corning relies on its proprietary intellectual property, including numerous registered trademarks, as well as its licensed intellectual property. We monitor and protect against activities that might infringe, dilute, or otherwise harm our patents, trademarks and other intellectual property and rely on the patent, trademark and other laws of the United States and other countries. However, we may be unable to prevent third parties from using our intellectual property without our authorization. To the extent we cannot protect our intellectual property, unauthorized use and misuse of our intellectual property could harm our competitive position and have a material adverse impact on our business, financial condition and results of operations. In addition, the laws of some non-United States jurisdictions provide less protection for our proprietary rights than the laws of the United States and we therefore may not be able to effectively enforce our intellectual property in these jurisdictions. If we are unable to maintain certain exclusive licenses, our brand recognition could be adversely impacted. Current employees, contractors and suppliers have, and former employees, contractors and suppliers may have, access to information regarding our operations which could be disclosed improperly and in breach of contract to our competitors or otherwise used to harm us.

**We could face potential product liability and warranty claims, we may not accurately estimate costs related to such claims, and we may not have sufficient insurance coverage available to cover such claims.**

Our products are used and have been used in a wide variety of residential and commercial applications. We face an inherent business risk of exposure to product liability or other claims in the event our products are alleged to be defective or that the use of our products is alleged to have resulted in harm to others or to property. We may in the future incur liability if product liability lawsuits against us are successful. Moreover, any such lawsuits, whether or not successful, could result in adverse publicity to us, which could cause our sales to decline.

**ITEM 1A. RISK FACTORS (continued)**

In addition, consistent with industry practice, we provide warranties on many of our products and we may experience costs of warranty or breach of contract claims if our products have defects in manufacture or design or they do not meet contractual specifications. We estimate our future warranty costs based on historical trends and product sales, but we may fail to accurately estimate those costs and thereby fail to establish adequate warranty reserves for them. We maintain insurance coverage to protect us against product liability, warranty and breach of contract claims, but that coverage may not be adequate to cover all claims that may arise or we may not be able to maintain adequate insurance coverage in the future at an acceptable cost. Any liability not covered by insurance or that exceeds our established reserves could materially and adversely impact our business, financial condition and results of operations.

**We are subject to litigation in the ordinary course of business and uninsured judgments or a rise in insurance premiums may adversely impact our business, financial condition and results of operations.**

In the ordinary course of business, we are subject to various claims and litigation. Any such claims, whether with or without merit, could be time consuming and expensive to defend and could divert management's attention and resources. In accordance with customary practice, we maintain insurance against some, but not all, of these potential claims. In the future, we may not be able to maintain insurance at commercially acceptable premium levels at all. In addition, the levels of insurance we maintain may not be adequate to fully cover any and all losses or liabilities. If any significant judgment or claim is not fully insured or indemnified against, it could have a material adverse impact on our business, financial condition and results of operations. We cannot assure that the outcome of all current or future litigation will not have a material adverse impact on the Company and its results of operations.

**We depend on our senior management team and other skilled and experienced personnel to operate our business effectively, and the loss of any of these individuals or the failure to attract additional personnel could adversely impact our business financial condition and results of operations.**

We are highly dependent on the skills and experience of our senior management team and other skilled and experienced personnel. These individuals possess sales, marketing, manufacturing, logistical, financial, business strategy and administrative skills that are important to the operation of our business. The loss of any of these individuals or an inability to attract, retain and maintain additional personnel could prevent us from implementing our business strategy and could adversely impact our business and our future financial condition or results of operations. We cannot assure that we will be able to retain all of our existing senior management personnel or to attract additional qualified personnel when needed.

**Increases in the cost of labor, union organizing activity, labor disputes and work stoppages at our facilities could delay or impede our production, reduce sales of our products and increase our costs.**

The costs of labor are generally increasing, including the costs of employee benefit plans. We are subject to the risk that strikes or other types of conflicts with personnel may arise or that we may become the subject of union organizing activity at additional facilities. In particular, renewal of collective bargaining agreements typically involves negotiation, with the potential for work stoppages or increased costs at affected facilities.

**Downgrades of our credit ratings could adversely impact us.**

Our credit ratings are important to our cost of capital. The major debt rating agencies routinely evaluate our debt based on a number of factors, which include financial strength and business risk as well as transparency with rating agencies and timeliness of financial reporting. A downgrade in our debt rating could result in increased interest and other expenses on our existing variable interest rate debt, and could result in increased interest and other financing expenses on future borrowings. Downgrades in our debt rating could also restrict our access to capital markets and affect the value and marketability of our outstanding notes.

**ITEM 1A. RISK FACTORS (continued)**

**We will not be insured against all potential losses and could be seriously harmed by natural disasters, catastrophes or sabotage.**

Many of our business activities involve substantial investments in manufacturing facilities and many products are produced at a limited number of locations. These facilities could be materially damaged by natural disasters such as floods, tornados, hurricanes and earthquakes or by sabotage. We could incur uninsured losses and liabilities arising from such events, including damage to our reputation, and/or suffer material losses in operational capacity, which could have a material adverse impact on our business, financial condition and results of operations.

**We are subject to risks relating to our information technology systems, and any failure to adequately protect our critical information technology systems could materially affect our operations.**

We rely on information technology systems across our operations, including for management, supply chain and financial information and various other processes and transactions. Our ability to effectively manage our business depends on the security, reliability and capacity of these systems. Information technology system failures, network disruptions or breaches of security could disrupt our operations, causing delays or cancellation of customer orders or impeding the manufacture or shipment of products, processing of transactions or reporting of financial results. An attack or other problem with our systems could also result in the disclosure of proprietary information about our business or confidential information concerning our customers or employees, which could result in significant damage to our business and our reputation.

We have put in place security measures designed to protect against the misappropriation or corruption of our systems, intentional or unintentional disclosure of confidential information, or disruption of our operations. However, advanced cyber-security threats, such as computer viruses, attempts to access to information, and other security breaches, are persistent and continue to evolve making them increasingly difficult to identify and prevent. Protecting against these threats may require significant resources, and we may not be able to implement measures that will protect against all of the significant risks to our information technology systems. In addition, we rely on a number of third party service providers to execute certain business processes and maintain certain IT systems and infrastructure, any breach of security on their part could impair our ability to affectively operate. Moreover, our operations in certain locations, such as China, may be particularly vulnerable to security attacks or other problems. Any breach of our security measures could result in unauthorized access to and misappropriation of our information, corruption of data or disruption of operations or transactions, any of which could have a material adverse effect on our business.

**RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK**

**The market price of our common stock is subject to volatility.**

The market price of our common stock could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include actual or anticipated variations in our operational results and cash flow, our earnings relative to our competition, changes in financial estimates by securities analysts, trading volume, sales by holders of large amounts of our common stock, short selling, market conditions within the industries in which we operate, seasonality of our business operations, the general state of the securities markets and the market for stocks of companies in our industry, governmental legislation or regulation and currency and exchange rate fluctuations, as well as general economic and market conditions, such as recessions.

## ITEM 1A. RISK FACTORS (continued)

**We are a holding company with no operations of our own and depend on our subsidiaries for cash.**

As a holding company, most of our assets are held by our direct and indirect subsidiaries and we will primarily rely on dividends and other payments or distributions from our subsidiaries to meet our debt service and other obligations and to enable us to pay dividends. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends or other payments), agreements of those subsidiaries, agreements with any co-investors in non-wholly-owned subsidiaries, the terms of our credit facility and senior notes and the covenants of any future outstanding indebtedness we or our subsidiaries may incur.

**Provisions in our amended and restated certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and therefore depress the trading price of our common stock.**

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock through provisions that may discourage, delay or prevent a change in control of our company or changes in our management that our stockholders may deem advantageous.

Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder and which may discourage, delay or prevent a change in control of our company.

**We may pay no cash dividends on our common stock.**

The payment of any future cash dividends to our stockholders will depend on decisions that will be made by our Board of Directors and will depend on then existing conditions, including our operating results, financial conditions, contractual restrictions, corporate law restrictions, capital agreements, applicable laws of the State of Delaware and business prospects. We may pay no cash dividends for the foreseeable future.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

Owens Corning has nothing to report under this Item.

## ITEM 2. PROPERTIES

### Composites

Our Composites segment operates out of 30 manufacturing facilities. Principal manufacturing facilities for our Composites segment, all of which are owned by us except the Ibaraki, Japan facility, which is leased, include the following:

| | |
|---|---|
| Amarillo, Texas | Kimchon, Korea |
| Anderson, South Carolina | L'Ardoise, France |
| Chambery, France | Rio Claro, Brazil |
| Gous, Russia | Tlaxcala, Mexico |
| Hangzhou, Zhejiang, China | Yuhang, China |
| Ibaraki, Japan | Taloja, India |
| Jackson, Tennessee | |

### Building Materials

Our Building Materials segment operates out of 60 manufacturing facilities, primarily in North America. These facilities are summarized below by each of the businesses within our Building Materials segment.

Our Insulation business operates out of 31 manufacturing facilities. Principal manufacturing facilities for our Insulation business, all of which are owned, include the following:

| | |
|---|---|
| Delmar, New York | Newark, Ohio |
| Edmonton, Alberta, Canada | Rockford, Illinois |
| Fairburn, Georgia | Santa Clara, California |
| Guangzhou, Guandong, China | Tallmadge, Ohio |
| Kansas City, Kansas | Toronto, Ontario, Canada |
| Mexico City, Mexico | Waxahachie, Texas |

Our Roofing business operates out of 29 manufacturing facilities. Principal manufacturing facilities for our Roofing business, all of which are owned by us, include the following:

| | |
|---|---|
| Atlanta, Georgia | Kearny, New Jersey |
| Compton, California | Medina, Ohio |
| Denver, Colorado | Portland, Oregon |
| Irving, Texas | Savannah, Georgia |
| Jacksonville, Florida | Summit, Illinois |

We believe that these properties are in good condition and well maintained, and are suitable and adequate to carry on our business. The capacity of each plant varies depending upon product mix.

Our principal executive offices are located in the Owens Corning World Headquarters, Toledo, Ohio, a leased facility of approximately 400,000 square feet.

Our research and development activities are primarily conducted at our Science and Technology Center, located on approximately 500 acres of land owned by us outside of Granville, Ohio. It consists of approximately 20 structures totaling more than 650,000 square feet. In addition, we have application development and other product and market focused research and development centers in various locations.

## ITEM 3. LEGAL PROCEEDINGS

The Company has nothing to report under this item.

## ITEM 4. MINE SAFETY DISCLOSURES

Not applicable

## EXECUTIVE OFFICERS OF OWENS CORNING

The name, age and business experience during the past five years of Owens Corning's executive officers as of February 20, 2013 are set forth below. Each executive officer holds office until his or her successor is elected and qualified or until his or her earlier resignation, retirement or removal. All those listed have been employees of Owens Corning during the past five years except as indicated.

| Name and Age | Position* |
|---|---|
| John W. Christy (54) | Senior Vice President, General Counsel and Secretary since December 2011; formerly Vice President, Interim General Counsel and Secretary (2011), Vice President Deputy General Counsel (2010) and Vice President and Assistant General Counsel, Transactions and Business. |
| Charles E. Dana (57) | Group President, Building Materials since December 2010; formerly Group President, Composite Solutions (2008) and Vice President and President, Composite Solutions Business. |
| Arnaud Genis (48) | Group President, Composite Solutions since December 2010; formerly Vice President and Managing Director, European Composite Solutions Business (2007), President of Saint-Gobain Reinforcement and Composites Business and Textile Solutions Business, Paris. |
| Michael C. McMurray (48) | Senior Vice President and Chief Financial Officer since August 2012; formerly Vice President Finance, Building Materials Group (2011), Vice President Investor Relations and Treasurer (2010), Vice President Finance and Treasurer (2008) and Finance Manager for Royal Dutch Shell. |
| Kelly J. Schmidt (47) | Vice President, Controller since April 2011; formerly Vice President, Internal Audit (2010), Assistant Controller, Shared Business Services United Technologies Corporation ("UTC") (2009) and Controller, Sikorsky Helicopter Corporation, a division of UTC. |
| Daniel T. Smith (47) | Senior Vice President, Human Resources since September 2009; formerly Executive Vice President/Chief Administrative Officer, Borders Group, Inc. (2009), Executive Vice President, Human Resources, Borders Group, Inc. |
| Michael H. Thaman (48) | President and Chief Executive Officer since December 2007 and also Chairman of the Board since April 2002; Director since January 2002. |

* Information in parentheses indicates year during the past five years in which service in position began. The last item listed for each individual represents the position held by such individual at the beginning of the five year period.

## Part II

## ITEM 5. MARKET FOR OWENS CORNING'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Market Information

Owens Corning's common stock trades on the New York Stock Exchange under the symbol "OC." The following table sets forth the high and low sales prices per share of Owens Corning common stock for each quarter from January 1, 2011 through December 31, 2012:

| Period | High | Low |
|---|---|---|
| First Quarter 2011 | $37.70 | $30.33 |
| Second Quarter 2011 | $38.87 | $33.28 |
| Third Quarter 2011 | $38.94 | $21.57 |
| Fourth Quarter 2011 | $31.29 | $18.67 |
| First Quarter 2012 | $38.00 | $29.32 |
| Second Quarter 2012 | $35.85 | $26.36 |
| Third Quarter 2012 | $35.98 | $25.70 |
| Fourth Quarter 2012 | $37.42 | $29.48 |

### Holders of Common Stock

The number of stockholders of record of Owens Corning's common stock on January 31, 2013 was 478.

### Cash Dividends

Owens Corning did not pay cash dividends on its common stock during the two most recent years. The payment of any future cash dividends to our stockholders will depend on decisions that will be made by our Board of Directors and will depend on then existing conditions, including our operating results, financial condition, contractual restrictions, corporate law restrictions, capital requirements, the applicable laws of the State of Delaware and business prospects. Although our Board of Directors is expected to consider from time to time the payment of quarterly cash dividends, there can be no assurance we will pay any cash dividend, or if declared, the amount of such cash dividend.

As a consequence of certain provisions of the Company's senior notes, senior credit facilities and receivables securitization facility, the Company and its subsidiaries are subject to certain restrictions on their ability to pay dividends and to transfer cash and other assets to each other and to their affiliates.

### Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

Owens Corning has nothing to report under this Item.

## ITEM 5. MARKET FOR OWENS CORNING'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES (continued)

**Issuer Purchases of Equity Securities**

The following table provides information about Owens Corning's purchases of its common stock during the three months ended December 31, 2012:

| Period | Total Number of Shares (or Units) Purchased | Average Price Paid per Share (or Unit) | Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs** | Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs** |
|---|---|---|---|---|
| October 1-31, 2012 | 5,169 | $33.51 | — | 10,000,000 |
| November 1-30, 2012 | 3,231 | 33.89 | — | 10,000,000 |
| December 1-31, 2012 | 2,057 | 35.74 | — | 10,000,000 |
| Total | 10,457* | $34.06 | — | |

* The Company retained 10,457 shares surrendered to satisfy tax withholding obligations in connection with the vesting of restricted shares granted to our employees.

** On April 25, 2012, the Company announced a share buy-back program under which the Company is authorized to repurchase up to 10 million shares of Owens Corning's outstanding common stock. Under the buy-back program, shares may be repurchased through open market, privately negotiated, or other transactions. The timing and actual number of shares repurchased will depend on market conditions and other factors and will be at the Company's discretion.

## ITEM 6. SELECTED FINANCIAL DATA

| | Twelve Months Ended Dec. 31, 2012 (a) | Twelve Months Ended Dec. 31, 2011 | Twelve Months Ended Dec. 31, 2010 (b) | Twelve Months Ended Dec. 31, 2009 (c) | Twelve Months Ended Dec. 31, 2008 (d) |
|---|---|---|---|---|---|
| | (in millions, except per share amounts) | | | | |
| **Statement of Earnings (Loss) Data** | | | | | |
| Net sales | $5,172 | $5,335 | $4,997 | $4,803 | $5,847 |
| Gross margin | $ 797 | $1,028 | $ 956 | $ 849 | $ 922 |
| Marketing and administrative expenses | $ 509 | $ 525 | $ 516 | $ 522 | $ 617 |
| Earnings from continuing operations before interest and taxes | $ 148 | $ 461 | $ 206 | $ 192 | $ 234 |
| Interest expense, net | $ 114 | $ 108 | $ 110 | $ 111 | $ 116 |
| Loss on extinguishment of debt | $ 74 | $ — | $ — | $ — | $ — |
| Income tax expense (benefit) | $ (28) | $ 74 | $ (840) | $ 14 | $ 931 |
| Net earnings (loss) | $ (16) | $ 281 | $ 940 | $ 67 | $ (811) |
| Net earnings (loss) attributable to Owens Corning | $ (19) | $ 276 | $ 933 | $ 64 | $ (813) |
| **Amounts attributable to Owens Corning common stockholders:** | | | | | |
| Earnings (loss) from operations, net of tax | $ (19) | $ 276 | $ 933 | $ 64 | $ (813) |
| Net earnings (loss) attributable to Owens Corning | $ (19) | $ 276 | $ 933 | $ 64 | $ (813) |
| **Basic earnings (loss) per common share attributable to Owens Corning common stockholders** | | | | | |
| Earnings (loss) from operations | $(0.16) | $ 2.25 | $ 7.43 | $ 0.51 | $(6.38) |
| Basic earnings (loss) per common share | $(0.16) | $ 2.25 | $ 7.43 | $ 0.51 | $(6.38) |
| **Diluted earnings (loss) per common share attributable to Owens Corning common stockholders** | | | | | |
| Earnings (loss) from operations | $(0.16) | $ 2.23 | $ 7.37 | $ 0.50 | $(6.38) |
| Diluted earnings (loss) per common share | $(0.16) | $ 2.23 | $ 7.37 | $ 0.50 | $(6.38) |
| **Weighted-average common shares** | | | | | |
| Basic | 119.4 | 122.5 | 125.6 | 124.8 | 127.4 |
| Diluted | 119.4 | 123.5 | 126.6 | 127.1 | 127.4 |
| **Balance Sheet Data** | | | | | |
| Total assets | $7,568 | $7,527 | $7,158 | $7,167 | $7,222 |
| Long-term debt, net of current portion | $2,076 | $1,930 | $1,629 | $2,177 | $2,172 |
| Total equity | $3,575 | $3,741 | $3,686 | $2,853 | $2,780 |

No dividends were declared or paid for any of the periods presented above.

**ITEM 6. SELECTED FINANCIAL DATA (continued)**

(a) During 2012, the Company recorded $136 million of charges related to cost reduction actions and related items (comprised of $51 million of severance costs and $85 million of other costs, inclusive of $55 million of accelerated depreciation and $30 million in other related charges). There was also $9 million in losses related to Hurricane Sandy.

(b) During 2010, the Company recorded impairment charges of $117 million, $40 million of charges related to cost reduction actions and related items (comprised of $29 million of severance costs and $11 million of other costs), and charges of $13 million of integration costs related to the acquisition of Saint-Gobain's reinforcement and composite fabrics business in 2007 ("2007 Acquisition").

(c) During 2009, the Company recorded $53 million of charges related to cost reduction actions and related items (comprised of $34 million of severance costs, and $19 million of other costs, inclusive of $13 million of accelerated depreciation), charges of $33 million of integration costs related to the 2007 Acquisition, and $29 million for charges related to our employee emergence equity program.

(d) During 2008, the Company recorded $85 million of integration costs related to the 2007 Acquisition (including charges of $10 million to impair assets related to the divestiture in 2008 of two composite manufacturing plants ("2008 Divestiture")), $26 million of expenses related to our employee emergence equity program, $9 million in expenses related to leases of certain precious metals used in production tooling, $7 million for charges related to cost reduction actions and a gain of $48 million related to the sale of certain precious metals used in production tooling.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*This Management's Discussion and Analysis ("MD&A") is intended to help the reader understand Owens Corning, our operations and our present business environment. MD&A is provided as a supplement to – and should be read in conjunction with – our Consolidated Financial Statements and the accompanying Notes thereto contained in this report. Unless the context requires otherwise, the terms "Owens Corning," "Company," "we" and "our" in this report refer to Owens Corning.*

### GENERAL

Owens Corning is a leading global producer of glass fiber reinforcements and other materials for composites and of residential and commercial building materials. The Company's business operations fall within two reportable segments, Composites and Building Materials. Composites includes our Reinforcements and Downstream businesses. Building Materials includes our Insulation and Roofing businesses. Through these lines of business, we manufacture and sell products worldwide. We maintain leading market positions in many of our major product categories.

### EXECUTIVE OVERVIEW

We reported $148 million in earnings before interest and taxes ("EBIT") in 2012 compared to $461 million in 2011. We generated $293 million in adjusted earnings before interest and taxes ("Adjusted EBIT") in 2012. EBIT in our Building Materials segment declined by $39 million and EBIT in our Composites segment declined by $110 million compared to 2011.

Restructuring actions initiated in 2012 represented $136 million of the amount adjusted out of reported EBIT to arrive at Adjusted EBIT, with the majority of the restructuring charges related to the repositioning of our European assets in our Composites business. We have also adjusted out $9 million of losses related to a flood that occurred in our Kearny, New Jersey roofing manufacturing facility as a result of Hurricane Sandy in late October. The Company believes that related costs and business interruption losses will be substantially covered by insurance. There has been little impact to our customers as we continue to service all customers through our regional manufacturing network. See below for further information regarding adjusted EBIT, including the reconciliation to net earnings attributable to Owens Corning.

In our Composites segment, EBIT in 2012 was $91 million compared to $201 million in 2011 driven primarily by inflation, lower capacity utilization, start up costs and slightly lower selling prices.

In our Building Materials segment, EBIT in 2012 was $293 million compared to $332 million in 2011. In our Roofing business, EBIT declined $98 million on lower sales volumes driven by weakness in the U.S. roofing shingle market, and raw material inflation. Our Insulation business narrowed EBIT losses by $59 million compared to 2011 on the strength of higher sales volumes, manufacturing productivity and improved capacity utilization.

We maintain a strong balance sheet with ample liquidity. We have access to an $800 million senior revolving credit facility with a July 2016 maturity date and a $250 million receivables securitization facility with a December 2014 maturity date. We have no other significant debt maturities before 2016. During the fourth quarter, we further strengthened our liquidity position with the issuance of $600 million of 4.2% senior notes due 2022.

We repurchased 3.7 million shares of the Company's common stock for $107 million in 2012 under a previously announced repurchase program. As of December 31, 2012, 10 million shares remain available for repurchase under the authorized program.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

### RESULTS OF OPERATIONS

**Consolidated Results (in millions)**

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| Net sales | $5,172 | $5,335 | $4,997 |
| Gross margin | $ 797 | $1,028 | $ 956 |
| *% of net sales* | *15%* | *19%* | *19%* |
| Charges related to cost reduction actions | $ 51 | $ — | $ 29 |
| Earnings before interest and taxes | $ 148 | $ 461 | $ 206 |
| Interest expense, net | $ 114 | $ 108 | $ 110 |
| Loss on extinguishment of debt | $ 74 | $ — | $ — |
| Income tax expense (benefit) | $ (28) | $ 74 | $ (840) |
| Net earnings (loss) attributable to Owens Corning | $ (19) | $ 276 | $ 933 |

The Consolidated Results discussion below provides a summary of our results and the trends affecting our business, and should be read in conjunction with the more detailed Segment Results discussion that follows.

NET SALES

2012 Compared to 2011: Net sales decreased by $163 million in 2012 as compared to 2011 driven by lower sales volumes in our Roofing business, which were partially offset by higher sales volumes in our Insulation business, and the unfavorable impact of translating sales denominated in foreign currencies into United States dollars in our Composites segment.

2011 Compared to 2010: Net sales increased $338 million in 2011 as compared to 2010 driven by increased sales volumes, higher sales prices, and the favorable impact of translating sales denominated in foreign currencies into United States dollars. These increases were partially offset by the impact of the December 2010 divestiture of our United States Masonry Products business and the May 2011 divestiture of our glass reinforcements facility in Capivari, Brazil. All of our businesses delivered increased sales volumes with our Roofing business delivering significant increased volumes based on strong demand supported by storm activity.

GROSS MARGIN

2012 Compared to 2011: Gross margin in 2012 included $85 million in charges resulting from our European restructuring actions, which are reflected in cost of sales. The primary contributor to the remaining change in gross margin as a percentage of net sales was a decrease in gross margin in our Composites segment. Gross margin as a percentage of net sales decreased in our Roofing business; however this was partially offset by an increase in our Insulation business.

2011 Compared to 2010: Gross margin as a percentage of net sales remained flat in 2011 as compared to 2010. Improved unit margins in our Composites business and the favorable impact of our divestiture of the United States Masonry Products business in December 2010 were offset by unit margin declines in our Roofing business. Our Roofing business delivered EBIT margins of 20 percent in 2011.

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)**

CHARGES RELATED TO COST REDUCTION ACTIONS

*2012 Compared to 2011*: During 2012, we took actions to improve the competitive position of our global Composites manufacturing network through the closure or optimization of certain facilities, primarily in Europe. As a result of these actions, in addition to the charges recorded in cost of sales discussed above, we recognized $51 million in severance charges in 2012. The total charges related to cost reduction actions and related items for 2012 was $136 million. No charges were taken in 2011 as a result of cost reduction actions.

*2011 Compared to 2010*: There were no charges related to cost reduction actions in 2011. During 2010, as part of our review of our Composites manufacturing network we took actions to further balance global capacity and respond to market conditions.

EARNINGS BEFORE INTEREST AND TAXES

*2012 Compared to 2011*: EBIT decreased by $313 million in 2012 compared to 2011. In our Composites segment, EBIT decreased by $110 million and EBIT in our Building Materials segment decreased by $39 million compared to 2011. Corporate EBIT losses during 2012 increased by $164 million compared to 2011, primarily related to cost reduction actions and related items of $136 million.

*2011 Compared to 2010*: EBIT increased by $255 million in 2011 compared to 2010. In our Composites segment, EBIT increased by $26 million and EBIT in our Building Materials segments increased by $51 million compared to 2010. Corporate EBIT losses declined by $178 million in 2011 compared to 2010. Total adjusting items included in Corporate EBIT were $175 million in 2010, compared to none in 2011.

INTEREST EXPENSE, NET

*2012 Compared to 2011*: Year-to-date 2012 interest expense was higher than in 2011 due primarily to higher average borrowing levels.

*2011 Compared to 2010*: Interest expense was lower in 2011 than in 2010 due to higher interest income and the favorable impact of the interest rate swap, of which two-thirds was offset by higher average borrowing rates and increased borrowing levels.

LOSS ON EXTINGUISHMENT OF DEBT

*2012 Compared to 2011*: Year-to-date 2012 loss on extinguishment of debt was $74 million as a result of refinancing portions of our Senior Notes due in 2016 and 2019. We did not record a loss on extinguishment of debt in 2011.

INCOME TAX EXPENSE

Income tax benefit for 2012 was $28 million compared to an expense of $74 million in 2011.

The company's effective tax rate for 2012 was 70 percent on a pre-tax loss of $40 million. After adjusting for our European restructuring actions, our extinguishment of debt, and the related tax planning initiatives during 2012, the effective tax rate was 23% on adjusted pre-tax income of $179 million. The difference between the 23% effective tax rate and the statutory tax rate of 35% is primarily attributable to lower foreign tax rates and various tax planning initiatives.

The company's effective tax rate for 2011 was 21 percent. The difference between the 21 percent effective tax rate and the statutory rate of 35 percent is primarily attributable to the favorable impact of various tax planning strategies, lower foreign tax rates and the benefit of a favorable settlement of a long-standing claim with the United States Internal Revenue Service.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Income tax benefit for 2010 was $840 million. The income tax benefit was the result of reversing $937 million of the valuation allowance primarily related to the Company's United States federal and state deferred tax assets. The valuation allowance was originally established in 2008 based primarily on negative evidence of the Company's losses before income taxes in the United States during 2007 and 2008.

After removing the effect of valuation allowances during 2010, the effective tax rate was 69%. The difference between the 69% effective tax rate and the statutory tax rate of 35% is primarily attributable to increases in global tax reserves and the impact of the goodwill impairment. The effective rate was decreased by the benefit of lower foreign tax rates and various tax planning initiatives, which have significantly reduced our cash taxes and tax provision related to our international operations.

**Adjusted Earnings Before Interest and Taxes ("Adjusted EBIT")**

Adjusted EBIT excludes certain significant items that management does not allocate to our segment results because it believes they are not a result of the Company's current operations. Adjusted EBIT is used internally by the Company for various purposes, including reporting results of operations to the Board of Directors of the Company, analysis of performance and related employee compensation measures. Although management believes that these adjustments result in a measure that provides a useful representation of our operational performance, the adjusted measure should not be considered in isolation or as a substitute for net earnings attributable to Owens Corning as prepared in accordance with accounting principles generally accepted in the United States.

Adjusting items are shown in the table below (in millions):

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| Net precious metal lease expense | $ — | $— | $ (2) |
| Charges related to cost reduction actions and related items | (136) | — | (40) |
| Acquisition integration and transaction costs | — | — | (13) |
| Gains (losses) on sales of assets and related charges | — | — | (120) |
| Losses related to Hurricane Sandy | (9) | — | — |
| Total adjusting items | $(145) | $— | $(175) |

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)**

The reconciliation from net earnings attributable to Owens Corning to Adjusted EBIT is shown in the table below (in millions):

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| NET EARNINGS (LOSS) ATTRIBUTABLE TO OWENS CORNING | $ (19) | $276 | $ 933 |
| Less: Net earnings attributable to noncontrolling interests | 3 | 5 | 7 |
| NET EARNINGS (LOSS) | (16) | 281 | 940 |
| Equity in net earnings of affiliates | (4) | 2 | 4 |
| Income tax expense (benefit) | (28) | 74 | (840) |
| EARNINGS (LOSS) BEFORE TAXES | (40) | 353 | 96 |
| Interest expense, net | 114 | 108 | 110 |
| Loss on extinguishment of debt | 74 | — | — |
| EARNINGS BEFORE INTEREST AND TAXES | 148 | 461 | 206 |
| Less: adjusting items from above | (145) | — | (175) |
| ADJUSTED EBIT | $ 293 | $461 | $ 381 |

## Segment Results

Earnings before interest and taxes ("EBIT") by segment consists of net sales less related costs and expenses and are presented on a basis that is used internally for evaluating segment performance. Certain items, such as general corporate expenses or income and certain other expense or income items, are excluded from the internal evaluation of segment performance. Accordingly, these items are not reflected in EBIT for our reportable segments and are included in the Corporate, Other and Eliminations category, which is presented following the discussion of our reportable segments.

### *Composites*

The table below provides a summary of net sales, EBIT and depreciation and amortization expense for our Composites segment (in millions):

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| **Net sales** | $1,859 | $1,976 | $1,906 |
| *% change from prior year* | *-6%* | *4%* | *17%* |
| **EBIT** | $ 91 | $ 201 | $ 175 |
| *EBIT as a % of net sales* | *5%* | *10%* | *9%* |
| **Depreciation and amortization expense** | $ 123 | $ 128 | $ 117 |

NET SALES

*2012 Compared to 2011*: Net sales in our Composites business were $117 million lower in 2012 than in 2011. Net sales were unfavorably impacted by approximately $85 million as a result of translating sales denominated in foreign currencies into United States dollars. Favorable mix and slightly higher sales volumes were more than

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)**

offset by slightly lower selling prices. The 2012 comparison to 2011 was unfavorably impacted by approximately $20 million from the May 2011 divestiture of our glass reinforcements facility in Capivari, Brazil.

*2011 Compared to 2010*: Net sales in our Composites business were $70 million higher in 2011 than in 2010. Higher selling prices and the favorable impact of translating sales denominated in foreign currencies into United States dollars contributed equally to the increase in net sales. Partially offsetting these increases in net sales was approximately $30 million in lower sales as a result of the May 2011 divestiture of our glass reinforcements facility in Capivari, Brazil. On a year-over-year basis sales volumes increased on global glass reinforcements market growth of four percent, which was partially offset by unfavorable mix.

EBIT

*2012 Compared to 2011*: EBIT in our Composites segment was $110 million lower in 2012 than in 2011. Slightly lower selling prices and inflation contributed equally to approximately $60 million of the decline in EBIT. Approximately $30 million of EBIT decline was driven equally by the impact of rebalancing supply and demand in our manufacturing network along with planned start-up and maintenance costs at facilities in Russia, Mexico and the United States. The remaining decline was primarily due to the favorable resolution of an acquisition liability in the first quarter of 2011.

*2011 Compared to 2010*: EBIT in our Composites segment was $26 million higher in 2011 than in 2010 primarily driven by lower costs achieved through manufacturing productivity. Higher selling prices more than offset inflation in material and energy costs and together this contributed about one-third to the increase in EBIT. Fully offsetting this benefit was the unfavorable impact of our divestiture of our glass reinforcements facility in Capivari, Brazil.

OUTLOOK

Global glass reinforcements market demand has historically grown on average with global industrial production and we believe this relationship will continue. In 2012, global glass reinforcements market demand grew less than the historical average of five percent driven by weaknesses in developing markets and European industrial production. In 2013, we expect global glass reinforcements market demand to grow at comparable levels to what we experienced in 2012. Our margins should benefit from the asset repositioning that we executed in 2012 (see additional discussion on Composites restructuring actions in footnote 14) and we expect increased utilization after bringing our inventory levels down at the end of 2012.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

***Building Materials***

The table below provides a summary of net sales, EBIT and depreciation and amortization expense (in millions) for the Building Materials segment and our businesses within this segment. In 2010, changes were made to reflect the sale of Masonry Products. Other primarily consists of Masonry Products.

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| **Net sales** | | | |
| Insulation | $1,468 | $1,368 | $1,309 |
| Roofing | 2,014 | 2,169 | 1,847 |
| Other | — | — | 87 |
| **Total Building Materials** | $3,482 | $3,537 | $3,243 |
| *% change from prior year* | -2% | 9% | -2% |
| **EBIT** | | | |
| Insulation | $ (38) | $ (97) | $ (102) |
| Roofing | 331 | 429 | 405 |
| Other | — | — | (22) |
| **Total Building Materials** | $ 293 | $ 332 | $ 281 |
| *EBIT as a % of net sales* | 8% | 9% | 9% |
| **Depreciation and amortization expense** | | | |
| Insulation | $ 105 | $ 116 | $ 117 |
| Roofing | 38 | 41 | 42 |
| Other | — | — | 9 |
| **Total Building Materials** | $ 143 | $ 157 | $ 168 |

NET SALES

2012 Compared to 2011: Net sales in our Building Materials segment were $55 million lower in 2012 than in 2011. Higher sales volumes within our Insulation business were more than offset by lower sales volumes in our Roofing business.

In our Roofing business, 2012 net sales were $155 million lower in 2012 than in 2011. The decline in net sales was driven primarily by lower sales volumes, which was partially offset by favorable mix. In 2012, sales volumes decreased as a result of a decline in the size of the United States shingle market compared to 2011, largely resulting from lower year over year storm demand. Selling prices were slightly lower on a year-over-year basis.

In our Insulation business, 2012 net sales were $100 million higher in 2012 than in 2011. The impact of higher sales volumes in 2012 was partially offset by unfavorable mix.

2011 Compared to 2010: Net sales in our Building Materials segment were $294 million higher in 2011 than in 2010, primarily due to higher sales volumes in both our Roofing and Insulation businesses. Offsetting this increase was the loss of net sales from the December 2010 divestiture of our United States Masonry Products business.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

In our Roofing business, 2011 net sales were up $322 million from 2010. More than two-thirds of the increase in net sales was driven by higher sales volumes. Increases in selling prices and favorable product mix contributed equally to the remaining increase in net sales. Sales volumes increased as a result of greater overall United States shingle demand supported by above normal storm activity. Selling prices were slightly higher on a year-over-year basis.

In our Insulation business, 2011 net sales were up $59 million from 2010. Substantially all of the increase in net sales was driven by higher sales volumes. In addition, the increase in net sales from our July 2011 acquisitions of two FiberTEK facilities was offset by unfavorable customer mix.

EBIT

*2012 Compared to 2011*: EBIT in our Building Materials segment was $39 million lower in 2012 than in 2011. Our Insulation business narrowed EBIT losses on higher sales volumes, favorable manufacturing productivity and improved capacity utilization; however this was more than offset by lower sales volumes and inflation costs within our Roofing business.

In our Roofing business, EBIT was $98 million lower in 2012 than in 2011. The decline in EBIT was driven equally by lower sales volumes and raw material inflation, primarily asphalt. For the year, favorable product mix was offset by slightly lower selling prices.

In our Insulation business, we narrowed EBIT losses by $59 million in 2012 compared to 2011. Approximately $50 million of the increase in EBIT was the result of manufacturing productivity and improved capacity utilization. Unfavorable product mix was more than offset by higher sales volumes and slightly higher selling prices.

*2011 Compared to 2010*: EBIT in our Building Materials segment was $51 million higher in 2011 as compared to 2010 primarily driven by higher sales volumes within the Roofing business and manufacturing productivity in our Insulation business. Also, contributing to this increase was the favorable impact of our divestiture of the United States Masonry Products business in December 2010.

In our Roofing business, EBIT was $24 million higher in 2011 than in 2010. Favorable manufacturing productivity drove all of the improvement in EBIT. For the full year, increases in selling prices were more than offset by inflation, primarily asphalt. This margin impact offset nearly all of the benefit of higher sales volumes.

In our Insulation business, we reduced EBIT losses by $5 million in 2011 as compared to 2010. Higher sales volumes drove substantially all of the improvement in EBIT. Favorable manufacturing productivity offset raw material and delivery inflation. In addition, the launch of EcoTouch™ was completed during 2011.

OUTLOOK

During the fourth quarter of 2012, the Seasonally Adjusted Annual Rate ("SAAR") of United States housing starts rose to approximately 900,000 starts versus an annual average in 2012 of approximately 780,000 starts. While the recent information on United States housing starts has been positive, the timing and pace of recovery of the United States housing market remains uncertain.

In our Roofing business, we expect the factors that have driven margins in recent years to continue to deliver profitability. Uncertainties that may impact our Roofing margins include competitive pricing pressure and the cost and availability of raw materials, particularly asphalt.

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)**

The Company expects our Insulation business to benefit from an improving U.S. housing market, improved pricing, and continued operating leverage. With a seasonally slower start in the first half, we expect a return to full year profitability in 2013. We believe the geographic, product and channel mix of our portfolio may continue to moderate the impact of any demand-driven variability associated with United States new construction.

***Corporate, Other and Eliminations***

The table below provides a summary of EBIT and depreciation and amortization expense for the Corporate, Other and Eliminations category (in millions):

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| Net precious metal lease expense | $ — | $— | $ (2) |
| Charges related to cost reduction actions and related items | (136) | (17) | (40) |
| Acquisition integration and transaction costs | — | — | (13) |
| Gains (losses) on sales of assets and related charges | — | 16 | (120) |
| Losses related to Hurricane Sandy | (9) | — | — |
| General corporate expense | (91) | (71) | (75) |
| **EBIT** | $(236) | $ (72) | $(250) |
| Depreciation and amortization | $ 83 | $ 33 | $ 35 |

EBIT

2012 Compared to 2011: In Corporate, Other and Eliminations, EBIT losses in 2012 were $164 million higher than in 2011. During 2012, we recorded $136 million in charges related to cost reduction actions and related items, primarily to improve our competitive position in Europe. These charges consist primarily of severance and accelerated depreciation charges. We also incurred $9 million in property damage and related charges as a result of Hurricane Sandy's impact on our Roofing facility in Kearny, New Jersey.

General corporate expense and other increased by $20 million in 2012 compared to 2011, primarily related to approximately $10 million of higher non-service pension costs and approximately $10 million in reduced foreign currency gains. Corporate cash incentive compensation was approximately $10 million lower on weaker company performance in 2012 compared to 2011, but was offset by higher stock compensation expense resulting from our company stock performance year-over-year. Company-wide cash incentive compensation was approximately $20 million lower year-over-year and $30 million lower than our target for the year.

2011 Compared to 2010: In Corporate, Other and Eliminations, 2011 EBIT losses were $178 million lower than in 2010. We recorded a $16 million gain on the May 2011 divestiture of our glass reinforcements facility in Capivari, Brazil. In December 2010 we recorded $124 million in charges related to the divestiture of our United States Masonry Products business and the impairment of other indefinite-lived intangible assets. The 2011 charges related to cost reduction actions and related items were the result of evaluating market conditions in our Insulation business. In 2010, we took charges associated with actions to balance our global Composites capacity. Acquisition integration and transaction costs were lower in 2011 than in 2010 as integration work associated with the 2007 Acquisition was completed in 2010.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

General corporate expense was favorably impacted by approximately $10 million reduction in incentive compensation expense and a similarly sized improvement related to foreign currency gains and losses in 2011 compared to 2010. A portion of incentive compensation is dependent upon our stock price relative to the performance of the components of the S&P 500 Index, which can drive significant changes on a year-over-year basis. Offsetting these improvements was approximately $10 million increase in non-service pension costs and net increases in other corporate expenses.

OUTLOOK

In 2013, we expect general corporate expense to grow to approximately $110 to $120 million. The primary driver of the increase is higher incentive compensation expense commensurate with anticipated levels of performance, partially offset by a decrease in non-service pension costs.

## SAFETY

As of December 31, 2012, we celebrated our eleventh consecutive year of safety improvements. Our continued focus to be a world-class leader in safety has resulted in a 95 percent reduction in Recordable Incidence Rate ("RIR") since 2001. Working safely is a condition of employment at Owens Corning. We believe this organization-wide expectation provides for a safer work environment for employees, improves our manufacturing processes, reduces our costs and enhances our reputation. Furthermore, striving to be a world-class leader in safety provides a platform for all employees to understand and apply the resolve necessary to be a high-performing, global organization. We measure our progress on safety based on RIR as defined by the United States Department of Labor, Bureau of Labor Statistics. Our full year performance improved 10% in 2012 over our performance in 2011.

## LIQUIDITY, CAPITAL RESOURCES AND OTHER RELATED MATTERS

### Liquidity

We have an $800 million senior revolving credit facility and a $250 million receivables securitization facility, which serve as our primary sources of liquidity. Our senior revolving credit facility matures in July 2016, and our receivables securitization facility matures in December 2014. We have no other significant debt maturities before 2016. As of December 31, 2012, the receivables securitization facility was fully utilized and we had $723 million available on the senior revolving credit facility. As of December 31, 2012, we had $2.1 billion of total debt and cash-on-hand of $55 million.

Cash and cash equivalents held by foreign subsidiaries may be subject to U.S. income taxation upon repatriation to the U.S. We do not provide for U.S. income taxes on the undistributed earnings of these subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely outside of the U.S. As of December 31, 2012, and December 31, 2011, we had approximately $41 million and $46 million, respectively, in cash and cash equivalents in certain of our foreign subsidiaries where we consider undistributed earnings for these foreign subsidiaries to be permanently reinvested.

We expect our cash on hand, coupled with future cash flows from operations and other available sources of liquidity, including our senior revolving credit facility, will provide ample liquidity to allow us to meet our cash requirements. Our anticipated uses of cash include capital expenditures, working capital needs, pension contributions, meeting financial obligations and reducing outstanding amounts under the senior credit facility and the securitization facility. We have an outstanding share repurchase authorization and will evaluate and consider repurchasing shares of our common stock as well as strategic acquisitions, divestitures, joint ventures and other

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

transactions to create stockholder value and enhance financial performance. Such transactions may require cash expenditures beyond current sources of liquidity or generate proceeds.

We are closely monitoring changes in the operating condition of our customers for the potential impact on our operating results. To date, changes in the operating condition of our customers have not had a material adverse impact on our operating results; however, it is possible that we could experience material losses in the future if current economic conditions worsen.

The credit agreements applicable to our senior revolving credit facility and the receivables securitization facility contain various covenants that we believe are usual and customary for agreements of these types. The senior revolving credit facility and the securitization facility each include a maximum allowed leverage ratio and a minimum required interest expense coverage ratio. We were within compliance with these covenants as of December 31, 2012.

### Cash flows

The following table presents a summary of our cash balance, cash flows, and unused committed credit lines (in millions):

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| Cash balance | $ 55 | $ 52 | $ 52 |
| Cash provided by operating activities | $ 330 | $ 289 | $ 488 |
| Cash used for investing activities | $(253) | $(445) | $(249) |
| Cash provided by (used for) financing activities | $ (76) | $ 174 | $(750) |
| Unused committed credit lines under the senior revolving credit facility | $ 723 | $ 739 | $ 946 |

*Operating activities:* In 2012, we generated $330 million of cash from operating activities compared to $289 million in 2011. Cash for both working capital requirements and pension contributions were lower in 2012 than in 2011.

*Investing activities:* The decrease in cash used for investing activities in 2012 compared to 2011 was primarily the result of reduced capital expenditures of $332 million in 2012 compared to $442 million in 2011. In 2011, we acquired two North American Building Materials facilities for $84 million, which was partially offset by $55 million in proceeds from the sale of our Composites glass reinforcement facility in Capivari, Brazil.

*Financing activities:* Cash used for financing activities in 2012 was $76 million compared to cash provided by financing activities of $174 million in 2011. In 2012, approximately $600 million in proceeds generated by the issuance of our 2022 Senior Notes was used primarily to fund the tender of $250 million of our 2016 Senior Notes, $100 million of our 2019 Senior Notes and to pay down our Senior Revolving Credit Facility. We recognized a $74 million loss on extinguishment of debt in connection with these actions. We also purchased the noncontrolling interest of one of the Company's consolidated subsidiaries, Northern Elastomeric Incorporated ("NEI"), for $22 million. In 2011, cash provided by financing activities was primarily a result of borrowings to support our increased working capital requirements and our investing activities. Offsetting these increases in cash provided by financing activities were share repurchases.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

### 2013 Investments

*Capital Expenditures:* The Company will continue a balanced approach to the use of its cash flow. Operational cash flow will be used to fund the Company's growth and innovation. Capital expenditures in 2013 are expected to be slightly higher than depreciation and amortization, excluding the investment required to rebuild our Kearny roofing plant (resulting from damage sustained from Hurricane Sandy). The Company will also continue to evaluate projects and acquisitions that provide opportunities for growth in our businesses, and invest in them when they meet our strategic and financial criteria.

### Tax Net Operating Losses

Upon emergence and subsequent distribution of contingent stock and cash in January 2007, we generated a significant United States federal tax net operating loss of approximately $3.0 billion. As of December 31, 2012, our federal tax net operating losses remaining were $2.3 billion. Our net operating losses are subject to the limitations imposed under section 382 of the Internal Revenue Code. These limits are triggered when a change in control occurs, and are computed based upon several variable factors including the share price of the Company's common stock on the date of the change in control. A change in control is generally defined as a cumulative change of 50% or more in the ownership positions of certain stockholders during a rolling three year period. Our initial three year period for measuring an ownership change started at October 31, 2006.

In addition to the United States net operating losses described above, we have net operating losses in various state and foreign jurisdictions which totaled $3.3 billion and $807 million as of December 31, 2012, respectively. Our ability to utilize these net operating losses may be limited as a result of certain events, such as insufficient future taxable income prior to expiration of the net operating losses or changes in tax legislation. Should we determine that it is likely that our recorded net operating loss benefits are not realizable, we would be required to reduce the net operating loss tax benefits reflected on our Consolidated Financial Statements to the net realizable amount by establishing an accounting valuation allowance and recording a corresponding charge to current earnings. To date, we have recorded valuation allowances against certain of these deferred tax assets.

### Pension contributions

The Company has several defined benefit pension plans. The Company made cash contributions of $50 million and $117 million to the plans during the twelve months ended December 31, 2012 and 2011, respectively. The decrease in pension contributions in 2012 was driven by lower pension contributions required to maintain our funded status. The Company expects to contribute $38 million in cash to its pension plans during 2013. Actual contributions to the plans may change as a result of a variety of factors, including changes in laws that impact funding requirements. The ultimate cash flow impact to the Company, if any, of the pension plan liability and the timing of any such impact will depend on numerous variables, including future changes in actuarial assumptions, legislative changes to pension funding laws, and market conditions.

### Derivatives

In the normal course of business, the Company is exposed to, among other risks, the impact of changes in commodity prices, foreign currency exchange rates and interest rates. To mitigate some of the near-term volatility in our earnings and cash flows, we use financial and derivative instruments to hedge certain exposures, principally currency- and energy-related. The Company does not enter into such transactions for trading purposes. Our current hedging practice is to hedge a variable percentage of certain energy and energy-related exposures. Going forward, the results of our hedging practice could be positive, neutral or negative in any period depending on price changes in the hedged exposures, and will tend to mitigate near-term volatility in the

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

exposures hedged. The practice is neither intended nor expected to mitigate longer term exposures. See Note 4 to the Consolidated Financial Statements for further discussion.

Our current practice is to manage our interest rate exposure by balancing the mixture of our fixed- and variable-rate instruments. We utilize, among other strategies, interest rate swaps to achieve this balance in interest rate exposures. There are currently no derivatives outstanding which are related to balancing our fixed- and variable-rate instruments.

### OFF BALANCE SHEET ARRANGEMENTS

The Company has entered into limited off-balance-sheet arrangements, as defined under Securities and Exchange Commission rules, in the ordinary course of business. The Company does not believe these arrangements will have a material effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

### CONTRACTUAL OBLIGATIONS

In the ordinary course of business, the Company enters into contractual obligations to make cash payments to third parties. The Company's known contractual obligations as of December 31, 2012 are as follows (in millions):

| | Payments due by period | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 and Beyond | Total |
| Long-term debt obligations | $ 1 | $142 | $ 1 | $473 | $— | $1,399 | $2,016 |
| Interest on fixed rate debt | 116 | 112 | 112 | 112 | 86 | 892 | 1,430 |
| Interest on variable rate debt (1) | 5 | 5 | 5 | 2 | — | — | 17 |
| Capital lease obligations | 3 | 3 | 3 | 4 | 4 | 35 | 52 |
| Operating lease obligations | 51 | 40 | 26 | 19 | 13 | 50 | 199 |
| Purchase obligations (2) | 124 | 38 | 36 | 22 | 21 | 51 | 292 |
| Deferred acquisition payments | 10 | 5 | — | 6 | 4 | — | 25 |
| Pension contributions (3) | 38 | 62 | 66 | 68 | 44 | 44 | 322 |
| Total (4) | $348 | $407 | $249 | $706 | $172 | $2,471 | $4,353 |

(1) Interest on variable rate debt is calculated using the weighted-average interest rate in effect as of December 31, 2012 for all future periods.

(2) Purchase obligations are commitments to suppliers to purchase goods or services, and include take-or-pay arrangements, capital expenditures, and contractual commitments to purchase equipment. We did not include ordinary course of business purchase orders in this amount as the majority of such purchase orders may be canceled and are reflected in historical operating cash flow trends. We do not believe such purchase orders will adversely affect our liquidity position.

(3) The 2013 pension contributions are based on estimates the Company currently projects contributions to our pension plans will be. For other years presented, contributions represent the minimum amount that the company is required to contribute to the plan.

(4) The Company has not included its accounting for uncertainty in income taxes liability in the contractual obligation table as the timing of payment, if any, cannot be reasonably estimated. The balance of this liability at December 31, 2012 was $29 million.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

## CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments related to these assets, liabilities, revenues and expenses. We believe these estimates to be reasonable under the circumstances. Management bases its estimates and judgments on historical experience, expected future outcomes, and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe that the following accounting estimates are critical to our financial results:

*Tax Estimates*. The determination of our tax provision is complex due to operations in several tax jurisdictions outside the United States. We apply a more-likely-than-not recognition threshold for all tax uncertainties. Such uncertainties include any claims by the Internal Revenue Service for income taxes, interest, and penalties attributable to audits of open tax years.

In addition, we record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. We estimate future taxable income and the effect of tax planning strategies in our consideration of whether deferred tax assets will more likely than not be realized. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to reduce the net deferred tax assets would be charged to earnings in the period such determination was made. Conversely, if we were to determine that we would be able to realize our net deferred tax assets in the future in excess of their currently recorded amount, an adjustment to increase the net deferred tax assets would be credited to earnings in the period such determination was made.

*Impairment of Assets*. The Company exercises judgment in evaluating assets for impairment. Goodwill and other indefinite-lived intangible assets are tested for impairment annually, or when circumstances arise which indicate there may be an impairment. Long-lived assets are tested for impairment when economic conditions or management decisions indicate an impairment may exist. These tests require comparing recorded values to estimated fair values for the assets under review.

The Company has recorded its goodwill and conducted testing for potential goodwill impairment at a reporting unit level. Our reporting units represent a business for which discrete financial information is available and segment management regularly reviews the operating results. There are nine reporting units within the Company, with over 90% of the goodwill recorded in two reporting units within the Building Materials operating segment.

Goodwill testing is performed in accordance with ASC 350-20 which allows a company to perform qualitative testing prior to the two-step impairment testing. See Note 1 to the Consolidated Financial Statements for further discussion. Goodwill tests require assessing qualitative factors to determine that a reporting unit's carrying value would be more-likely-than-not to exceed its fair value. In the event we were to determine that a reporting unit's carrying value would be more-likely-than not to exceed its fair value, quantitative testing would be performed comparing recorded values to estimated fair values.

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)**

As part of our goodwill qualitative testing process, we evaluate various factors to determine whether it is reasonably likely that management's assessment would indicate a material impact on the fair value of a reporting unit. Factors assessed in the qualitative approach are cash flow forecasts of our reporting units, the strength of our balance sheet, changes in strategic outlook or organizational structure, industry and market changes and macroeconomic indicators. The cash flow forecasts of the reporting units are based upon management's long-term view of our markets and are the forecasts that are used by senior management and the Board of Directors to evaluate operating performance. The strength of our balance sheet is sufficient in our view to meet our obligations. Management changes in strategic outlook or organizational structure are our view on internally driven strategic or organizational changes that would have a material impact to our results of operations or product offerings. Industry and market changes are our view on changes outside of our company that would have a material impact to our results of operations or product offerings. Macroeconomic indicators are our view of economic conditions that would have a material impact on future cash flow forecasts. For the testing performed in 2012, we concluded that there were no reasonably likely changes that would materially impact the fair value of a reporting unit. However, changes in strategic outlook by management on the best use of the company's asset portfolio or decreases in the Company's long-term view for any of our reporting units could increase the likelihood of recognizing an impairment charge in the future.

Our annual test of goodwill for impairment was conducted as of October 1, 2012, which concluded that no reporting units were more-likely-than-not to having a carrying value in excess of its fair value, and thus, no impairment charges being required.

Generally, when performing goodwill quantitative testing, fair values are estimated using a discounted cash flow approach unless circumstances indicate that a better estimate of fair value is available. Significant estimates in the discounted cash flow approach are cash flow forecasts of our reporting units, the discount rate, the terminal business value and the projected income tax rate. The cash flow forecasts of the reporting units are based upon management's long-term view of our markets and are the forecasts that are used by senior management and the Board of Directors to evaluate operating performance. The discount rate utilized is management's estimate of what the market's weighted average cost of capital is for a company with a similar debt rating and stock volatility, as measured by beta. The projected income tax rates utilized are the cash tax rates that a prospective buyer would most likely factor into a fair value calculation for each reporting unit. Key factors considered are the statutory rate for the countries where each reporting unit operates and the implementation of a reasonable level of income tax planning strategies. The terminal business value is determined by applying a business growth factor to the latest year for which a forecast exists. As part of our goodwill quantitative testing process, we would evaluate whether there are reasonably likely changes to management's estimates that would have a material impact on the results of the goodwill impairment testing.

For the testing performed in 2012, we assessed qualitative factors and we concluded that there are no reasonably likely changes that would materially impact the fair value of a reporting unit and thus, no quantitative testing being required. However, changes in strategic outlook by management on the best use of the company's asset portfolio or decreases in the Company's long-term view for any of our reporting units could increase the likelihood of recognizing an impairment charge in the future.

Other indefinite-lived intangible assets are the Company's trademarks. Fair values used in testing for potential impairment of our trademarks are calculated by applying an estimated market value royalty rate to the forecasted revenues of the businesses that utilize those assets. The assumed cash flows from this calculation are discounted using the Company's weighted average cost of capital.

Fair values for long-lived asset testing are calculated by estimating the undiscounted cash flows from the use and ultimate disposition of the asset or by estimating the amount that a willing third party would pay. For impairment

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

testing, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. We group long-lived assets based on manufacturing facilities that produce similar products either globally or within a geographic region. Management tests asset groups for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Current market conditions have caused the Company to have idle capacity. We consider such idled capacity to be unimpaired because there has not been a significant change in the forecasted long-term cash flows at the asset group level to indicate that the carrying values may not be recoverable. While management's current strategy is to utilize this capacity to meet expected future demand, any significant decrease in this expectation or change in management's strategy could result in future impairment charges related to this excess capacity. We evaluated and concluded that there are not any reasonably likely changes to management's estimates that would indicate that the carrying value of our long-lived assets is unrecoverable.

In addition, changes in management intentions, market conditions, operating performance and other similar circumstances could affect the assumptions used in these impairment tests. Changes in the assumptions could result in impairment charges that could be material to our Consolidated Financial Statements in any given period.

*Pensions and Other Postretirement Benefits.* Accounting for pensions and other postretirement benefits involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, extensive use is made of assumptions about investment returns, discount rates, inflation, mortality, turnover, and medical costs. Changes in assumptions used could result in a material impact to our Consolidated Financial Statements in any given period.

Two key assumptions that could have a significant impact on the measurement of pension liability and pension expense are the discount rate and the expected return on plan assets. For our largest plan, the United States plan, the discount rate used for the December 31, 2012 measurement date was derived by matching projected benefit payments to bond yields obtained from the Towers Watson proprietary United States RATE:Link 40-90 pension discount curve developed as of the measurement date. The Towers Watson United States RATE:Link 40-90 pension discount curve is based on certain corporate bonds rated Aa whose weighted average yields lie within the $40^{th}$ to $90^{th}$ percentiles of the bonds considered. Corporate bonds are treated as being Aa or better generally if at least half of the available ratings are Aa or better as determined by Moody's, Standard & Poor's, Fitch and Dominion Bond Rating Services. The result supported a discount rate of 3.80% at December 31, 2012 compared to 4.60% at December 31, 2011. A 25 basis point increase (decrease) in the discount rate would decrease (increase) the December 31, 2012 projected benefit obligation for the United States pension plans by approximately $38 million. A 25 basis point increase (decrease) in the discount rate would decrease (increase) 2013 net periodic pension cost by approximately $0.5 million.

The expected return on plan assets in the United States plan was derived by taking into consideration the target plan asset allocation, historical rates of return on those assets, projected future asset class returns and net outperformance of the market by active investment managers. We use the target plan asset allocation because we rebalance our portfolio to target on a quarterly basis. An asset return model was used to develop an expected range of returns on plan investments over a 20 year period, with the expected rate of return selected from a best estimate range within the total range of projected results. This process resulted in the selection of an expected return of 7.50% at the December 31, 2012 measurement date, which is used to determine net periodic pension cost for the year 2013. This assumption is .25% higher and .25% lower than the 7.25% return selected at the December 31, 2011 and 7.75% return selected at the December 31, 2010 measurement dates, respectively. A 25 basis point increase (decrease) in return on plan assets assumption would result in a respective decrease (increase) of 2013 net periodic pension cost by approximately $2 million.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The discount rate for our United States postretirement plan was selected using the same method as described for the pension plan. The result supported a discount rate of 3.50% at December 31, 2012 compared to 4.35% at December 31, 2011. A 25 basis point increase (decrease) in the discount rate would decrease (increase) the United States postretirement benefit obligation by approximately $6 million and decrease (increase) 2013 net periodic postretirement benefit cost by less than $1 million.

The methods corresponding to those described above are used to determine the discount rate and expected return on assets for non-U.S. pension and postretirement plans, to the extent applicable.

## ADOPTION OF NEW ACCOUNTING STANDARDS

In July 2012, the Financial Accounting Standards Board issued updated guidance on the periodic testing of indefinite-lived intangible assets for impairment. The updated guidance gives companies the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of their indefinite-lived intangible assets are less than its carrying amount and, thus, whether further impairment testing is necessary. The updated accounting guidance is effective for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company believes there will be no impact from the adoption of this standard on its Consolidated Financial Statements.

## ENVIRONMENTAL MATTERS

We have been deemed by the United States Environmental Protection Agency to be a Potentially Responsible Party ("PRP") with respect to certain sites under the Comprehensive Environmental Response Compensation and Liability Act. We have also been deemed a PRP under similar state or local laws and in other instances other PRPs have brought suits against us as a PRP for contribution under such federal, state, or local laws. At December 31, 2012, we had environmental remediation liabilities as a PRP at 19 sites where we have a continuing legal obligation to either complete remedial actions or contribute to the completion of remedial actions as part of a group of PRPs. For these sites we estimate a reserve to reflect environmental liabilities that have been asserted or are probable of assertion, in which liabilities are probable and reasonably estimable. At December 31, 2012, our reserve for such liabilities was $7 million.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

## CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Our disclosures and analysis in this report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements present our current forecasts and estimates of future events. These statements do not strictly relate to historical or current results and can be identified by words such as "anticipate," "believe," "estimate," "expect," "intend," "likely," "may," "plan," "project," "strategy," "will" and other terms of similar meaning or import in connection with any discussion of future operating, financial or other performance. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements. These risks, uncertainties and other factors include, without limitation:

- economic and political conditions, including new legislation or other governmental actions;
- levels of residential and commercial construction activity;
- competitive factors;
- pricing factors;
- weather conditions;
- our level of indebtedness;
- industry and economic conditions that affect the market and operating conditions of our customers, suppliers or lenders;
- availability and cost of raw materials;
- availability and cost of credit;
- interest rate movements;
- issues related to expansion of our production capacity;
- issues related to acquisitions, divestitures and joint ventures;
- our ability to utilize our net operating loss carryforwards;
- achievement of expected synergies, cost reductions and/or productivity improvements;
- issues involving implementation of new business systems;
- foreign exchange fluctuations;
- research and development activities;
- difficulties in managing production capacity; and
- labor disputes.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

All forward-looking statements in this report should be considered in the context of the risk and other factors described above and as detailed from time to time in the Company's Securities and Exchange Commission filings. Any forward-looking statements speak only as of the date the statement is made and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. It is not possible to identify all of the risks, uncertainties and other factors that may affect future results. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this report may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Accordingly, users of this report are cautioned not to place undue reliance on the forward-looking statements.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to the impact of changes in foreign currency exchange rates, interest rates and the prices of various commodities used in the normal course of business. To mitigate some of the near-term volatility in our earnings and cash flows, the Company manages certain of our exposures through the use of certain financial contracts, contracts for physical delivery of a particular commodity, and derivative financial instruments. The Company's objective with these instruments is to reduce exposure to fluctuations in earnings and cash flows. The Company's policy enables the use of foreign currency, interest rate and commodity derivative financial instruments only to the extent necessary to manage exposures as described above. The Company does not enter into such transactions for trading purposes.

A discussion of the Company's accounting policies for derivative financial instruments, as well as the Company's exposure to market risk, is included in the Notes to the Consolidated Financial Statements.

For purposes of disclosing the market risk inherent in its derivative financial instruments the Company uses sensitivity analysis disclosures that express the potential loss in fair values of market rate sensitive instruments resulting from changes in interest rates, foreign currency exchange rates, and commodity prices that assume instantaneous, parallel shifts in exchange rates, interest rate yield curves, and commodity prices. The following analysis provides such quantitative information regarding market risk. There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change instantaneously and that interest rates change in a parallel fashion. In addition, the analyses are unable to reflect the complex market reactions that normally would arise from the market shifts modeled.

### Foreign Exchange Rate Risk

The Company has foreign currency exposures related to buying, selling, and financing in currencies other than the local currencies in which it operates. The Company enters into various forward contracts, which change in value as foreign currency exchange rates change, to preserve the carrying amount of foreign currency-denominated assets, liabilities, commitments, and certain anticipated foreign currency transactions. Exposures are primarily related to the US Dollar versus the Japanese Yen, Chinese Yuan, Canadian dollar, Mexican Peso, and European Euro exchange rates. The net fair value of financial instruments used to limit exposure to foreign currency risk was approximately $(2) million and $1 million as of December 31, 2012 and 2011 respectively. The potential change in fair value at both December 31, 2012 and 2011 for such financial instruments from an increase (decrease) of 10% in quoted foreign currency exchange rates would be an increase (decrease) of approximately $18 million and $3 million, respectively.

### Interest Rate Risk

The Company is subject to market risk from exposure to changes in interest rates due to its financing, investing, and cash management activities. The Company has a revolving credit facility, receivables securitization facility,

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (continued)

other floating rate debt and cash and cash equivalents which are exposed to floating interest rates and may impact cash flow. As of December 31, 2012, the Company had $73 million and $141 million outstanding on the senior revolving credit facility and account securitization facility, respectively, with the balance of other floating rate debt of $7 million. As of December 31, 2011, the balance of the senior term loan facility, and other floating rate debt was $136 million, and $158 million, respectively. Cash and cash equivalents were $55 million and $52 million at December 31, 2012 and 2011, respectively. A one percentage point increase (decrease) in interest rates at both December 31, 2012 and 2011 would increase (decrease) our annual net interest expense for each period by $2 million.

The fair market value of the Company's senior notes are subject to interest rate risk. It is estimated that at December 31, 2012, a one percentage point increase (decrease) in interest rates would (decrease) increase the fair market value of the notes due in 2016 by 4%, the notes due in 2019 by 7%, the notes due in 2022 by 6% and the notes due in 2036 by 13%. At December 31, 2011, it was estimated that a one percentage point increase (decrease) in interest rates would decrease (increase) the fair market value of the notes due in 2016 by 4%, the notes due in 2019 by 6% and the notes due in 2036 by 13%.

### Commodity Price Risk

The Company is exposed to changes in prices of commodities used in its operations, primarily associated with energy, such as natural gas, and raw materials, such as asphalt and polystyrene. The Company enters into cash-settled natural gas, electricity and crude oil swap contracts to protect against changes in natural gas and energy prices that mature within 15 months; however, no financial instruments are currently used to protect against changes in raw material costs. At December 31, 2012 and 2011, the net fair value of such swap contracts was a liability of approximately $1 million and $3 million, respectively. The potential change in fair value at December 31, 2012 and 2011 resulting from an increase (decrease) of 10% change in the underlying commodity prices would be an increase (decrease) of approximately $3 million and $2 million, respectively. This amount excludes the offsetting impact of the price risk inherent in the physical purchase of the underlying commodities.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Pages 47 through 90 of this filing are incorporated here by reference.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company has nothing to report under this Item.

## ITEM 9A. CONTROLS AND PROCEDURES

The Company maintains (a) disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, (the "Exchange Act")), and (b) internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective.

A report of the Company's management on the Company's internal control over financial reporting is contained on page 45 hereof and is incorporated here by reference. PricewaterhouseCoopers LLP's report on the effectiveness of internal control over financial reporting is included in the Report of Independent Registered Public Accounting Firm beginning on page 46 hereof.

During the fourth quarter of 2012, the Company upgraded its enterprise resource planning system for one of its businesses as part of its overall information technology strategy. The system change was not made in response to any deficiency in the Company's internal controls. There were no other changes in the Company's internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

## ITEM 9B. OTHER INFORMATION

The Company has nothing to report under this Item.

## Part III

### ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information with respect to directors and corporate governance will be presented in the 2013 Proxy Statement in the sections entitled "Information Concerning Directors," "Governance Information" and "Section 16(a) Beneficial Ownership Reporting Compliance," and such information is incorporated herein by reference.

Information with respect to executive officers is included herein under Part I, "Executive Officers of Owens Corning."

**Code of Ethics for Senior Financial Officers**

Owens Corning has adopted an Ethics Policy for Chief Executive and Senior Financial Officers that applies to our Chief Executive Officer, Chief Financial Officer and Controller. The Company has filed this policy as an exhibit to this Annual Report on Form 10-K.

### ITEM 11. EXECUTIVE COMPENSATION

Information regarding executive officer and director compensation will be presented in the 2013 Proxy Statement under the section entitled "Executive Compensation," exclusive of the subsection entitled "Compensation Committee Report," and the section entitled "2012 Non-Employee Director Compensation," and such information is incorporated herein by reference.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of certain beneficial owners and management and related stockholder matters, as well as equity compensation plan information, will be presented in the 2013 Proxy Statement under the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Compensation Plans," and such information is incorporated herein by reference.

### ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions and director independence will be presented in the 2013 Proxy Statement under the sections entitled "Certain Transactions with Related Persons," "Review of Transactions with Related Persons," "Director Qualifications Standards" and "Director Independence," and such information is incorporated herein by reference.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The aggregate accounting fees billed and services provided by the Company's principal accountants for the years ended December 31, 2012 and 2011 are as follows (in thousands):

| | 2012 | 2011 |
|---|---|---|
| Audit Fees (1) | $4,653 | $4,617 |
| Audit-Related Fees (2) | 15 | 37 |
| Tax Fees | 450 | 427 |
| All Other Fees (3) | 258 | 215 |
| Total Fees | $5,376 | $5,296 |

(1) Amounts shown reflect fees for the years ended December 31, 2012 and 2011, respectively.

(2) The fees relate primarily to review of the Company's required franchise disclosure documents in 2012 and 2011.

(3) Amounts shown include fees related primarily to due diligence work in 2012 and 2011.

It is the Company's practice that all services provided the Company by its independent registered public accounting firm be pre-approved either by the Audit Committee or by the Chairman of the Audit Committee pursuant to authority delegated by the Audit Committee. No part of the independent registered public accounting firm services related to the Audit-Related Fees, Tax Fees, or All Other Fees listed in the table above was approved by the Audit Committee pursuant to the exemption from pre-approval provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

## Part IV

### ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) DOCUMENTS FILED AS PART OF THIS REPORT

1. See Index to Consolidated Financial Statements on page 48 hereof.

2. See Index to Financial Statement Schedules on page 108 hereof.

3. See Exhibit Index beginning on page 110 hereof.

Management contracts and compensatory plans and arrangements required to be filed as an exhibit pursuant to Form 10-K are denoted in the Exhibit Index by an asterisk ("*").

## SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OWENS CORNING

| | |
|---|---|
| By /s/ Michael H. Thaman<br>Michael H. Thaman,<br>Chairman of the Board, President and Chief Executive Officer | Date February 20, 2013 |

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| | |
|---|---|
| /s/ Michael H. Thaman<br>Michael H. Thaman,<br>Chairman of the Board, President,<br>Chief Executive Officer and Director | Date February 20, 2013 |
| /s/ Michael C. McMurray<br>Michael C. McMurray,<br>Senior Vice President and<br>Chief Financial Officer | Date February 20, 2013 |
| /s/ Kelly J. Schmidt<br>Kelly J. Schmidt,<br>Vice President and Controller | Date February 20, 2013 |
| /s/ Norman P. Blake, Jr.<br>Norman P. Blake, Jr.,<br>Director | Date February 20, 2013 |
| /s/ Gaston Caperton<br>Gaston Caperton,<br>Director | Date February 20, 2013 |
| /s/ J. Brian Ferguson<br>J. Brian Ferguson,<br>Director | Date February 20, 2013 |
| /s/ Ralph F. Hake<br>Ralph F. Hake,<br>Director | Date February 20, 2013 |
| /s/ F. Philip Handy<br>F. Philip Handy,<br>Director | Date February 20, 2013 |

/s/ Ann Iverson — Date February 20, 2013

Ann Iverson,
Director

/s/ James J. McMonagle — Date February 20, 2013

James J. McMonagle,
Director

/s/ W. Howard Morris — Date February 20, 2013

W. Howard Morris,
Director

/s/ Joseph F. Neely — Date February 20, 2013

Joseph F. Neely,
Director

/s/ Suzanne P. Nimocks — Date February 20, 2013

Suzanne P. Nimocks,
Director

/s/ John D. Williams — Date February 20, 2013

John D. Williams,
Director

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OWENS CORNING

## Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

PricewaterhouseCoopers LLP has audited the effectiveness of the internal controls over financial reporting as of December 31, 2012 as stated in their Report of Independent Registered Public Accounting Firm on page 46 hereof.

Based on our assessment, management determined that, as of December 31, 2012, the Company's internal control over financial reporting was effective.

/s/ Michael H. Thaman     Date February 20, 2013

Michael H. Thaman,
President and Chief Executive Officer

/s/ Michael C. McMurray     Date February 20, 2013

Michael C. McMurray,
Senior Vice President and Chief Financial Officer

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders of Owens Corning:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings (loss), comprehensive earnings (loss), stockholders' equity and cash flows present fairly, in all material respects, the financial position of Owens Corning and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Toledo, Ohio
February 20, 2013

# OWENS CORNING AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
### (in millions, except per share amounts)

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| NET SALES | $5,172 | $5,335 | $4,997 |
| COST OF SALES | 4,375 | 4,307 | 4,041 |
| Gross margin | 797 | 1,028 | 956 |
| OPERATING EXPENSES | | | |
| Marketing and administrative expenses | 509 | 525 | 516 |
| Science and technology expenses | 79 | 77 | 76 |
| Charges related to cost reduction actions | 51 | — | 29 |
| Other expenses (income), net | 10 | (35) | 129 |
| Total operating expenses | 649 | 567 | 750 |
| **EARNINGS BEFORE INTEREST AND TAXES** | 148 | 461 | 206 |
| Interest expense, net | 114 | 108 | 110 |
| Loss on extinguishment of debt | 74 | — | — |
| **EARNINGS (LOSS) BEFORE TAXES** | (40) | 353 | 96 |
| Less: Income tax expense (benefit) | (28) | 74 | (840) |
| Equity in net earnings of affiliates | (4) | 2 | 4 |
| **NET EARNINGS (LOSS)** | (16) | 281 | 940 |
| Less: Net earnings attributable to noncontrolling interests | 3 | 5 | 7 |
| **NET EARNINGS (LOSS) ATTRIBUTABLE TO OWENS CORNING** | $ (19) | $ 276 | $ 933 |
| EARNINGS (LOSS) PER COMMON SHARE ATTRIBUTABLE TO OWENS CORNING COMMON STOCKHOLDERS | | | |
| Basic | $ (0.16) | $ 2.25 | $ 7.43 |
| Diluted | $ (0.16) | $ 2.23 | $ 7.37 |
| WEIGHTED-AVERAGE COMMON SHARES | | | |
| Basic | 119.4 | 122.5 | 125.6 |
| Diluted | 119.4 | 123.5 | 126.6 |

The accompanying Notes to the Consolidated Financial Statements are an integral part of this Statement.

# OWENS CORNING AND SUBSIDIARIES
## CONSOLIDATED STATEMENT OF COMPREHENSIVE EARNINGS (LOSS)
### (in millions)

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **NET EARNINGS (LOSS)** | $(16) | $281 | $940 |
| Currency translation adjustment | 5 | (39) | 26 |
| Pension and other postretirement adjustment (net of tax of $(27), $(22) and $(35) for the periods ended December 31, 2012, 2011 and 2010, respectively) | (56) | (80) | (36) |
| Deferred income (loss) on hedging (net of tax of $0, $(1) and $0 for the periods ended December 31, 2012, 2011 and 2010, respectively) | 2 | (2) | 2 |
| **COMPREHENSIVE EARNINGS (LOSS)** | (65) | 160 | 932 |
| Less: Comprehensive earnings attributable to noncontrolling interests | 3 | 5 | 8 |
| **COMPREHENSIVE EARNINGS (LOSS) ATTRIBUTABLE TO OWENS CORNING** | $(68) | $155 | $924 |

The accompanying Notes to the Consolidated Financial Statements are an integral part of this Statement.

# OWENS CORNING AND SUBSIDIARIES
# CONSOLIDATED BALANCE SHEETS
## (in millions)

| | Dec. 31, 2012 | Dec. 31, 2011 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 55 | $ 52 |
| Receivables, less allowances of $17 at Dec. 31, 2012 and $15 at Dec. 31, 2011 | 600 | 610 |
| Inventories | 786 | 795 |
| Other current assets | 171 | 179 |
| Total current assets | 1,612 | 1,636 |
| Property, plant and equipment, net | 2,903 | 2,904 |
| Goodwill | 1,143 | 1,144 |
| Intangible assets | 1,045 | 1,073 |
| Deferred income taxes | 604 | 538 |
| Other non-current assets | 261 | 232 |
| **TOTAL ASSETS** | $7,568 | $7,527 |
| **LIABILITIES AND EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accounts payable and accrued liabilities | $ 897 | $ 876 |
| Short-term debt | 5 | 28 |
| Long-term debt – current portion | 4 | 4 |
| Total current liabilities | 906 | 908 |
| Long-term debt, net of current portion | 2,076 | 1,930 |
| Pension plan liability | 480 | 435 |
| Other employee benefits liability | 274 | 267 |
| Deferred income taxes | 38 | 51 |
| Other liabilities | 219 | 195 |
| OWENS CORNING STOCKHOLDERS' EQUITY | | |
| Preferred stock, par value $0.01 per share (a) | — | — |
| Common stock, par value $0.01 per share (b) | 1 | 1 |
| Additional paid in capital | 3,925 | 3,907 |
| Accumulated earnings | 451 | 470 |
| Accumulated other comprehensive deficit | (364) | (315) |
| Cost of common stock in treasury (c) | (475) | (362) |
| Total Owens Corning stockholders' equity | 3,538 | 3,701 |
| Noncontrolling interests | 37 | 40 |
| Total equity | 3,575 | 3,741 |
| **TOTAL LIABILITIES AND EQUITY** | $7,568 | $7,527 |

(a) 10 shares authorized; none issued or outstanding at Dec. 31, 2012 and Dec. 31, 2011

(b) 400 shares authorized; 135.6 issued and 118.3 outstanding at Dec. 31, 2012; 134.4 issued and 120.9 outstanding at Dec. 31, 2011

(c) 17.3 shares at Dec. 31, 2012 and 13.5 shares at Dec. 31, 2011

The accompanying Notes to the Consolidated Financial Statements are an integral part of this Statement.

# OWENS CORNING AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
### (in millions)

| | Common Stock Outstanding | | Treasury Stock | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Par Value | Shares | Cost | APIC (a) | Accumulated Earnings (Deficit) | AOCI (b) | NCI (c) | Total |
| **Balance at December 31, 2009** | **127.8** | **$ 1** | **4.8** | **$(104)** | **$3,847** | **$(739)** | **$(185)** | **$ 33** | **$2,853** |
| Comprehensive earnings: | | | | | | | | | |
| Net earnings | — | — | — | — | — | 933 | — | 7 | 940 |
| Currency translation adjustment | — | — | — | — | — | — | 25 | 1 | 26 |
| Pension and other postretirement adjustment (net of tax) | — | — | — | — | — | — | (36) | — | (36) |
| Deferred gain on hedging transactions (net of tax) | — | — | — | — | — | — | 2 | — | 2 |
| Total comprehensive earnings | | | | | | | | | 932 |
| Changes in subsidiary shares from noncontrolling interests | — | — | — | — | 3 | — | — | (3) | — |
| Stock issuance | 0.1 | | | | 3 | | | | 3 |
| Purchases of treasury stock | (4.3) | — | 4.5 | (125) | — | — | — | — | (125) |
| Stock-based compensation | 0.5 | — | — | — | 23 | — | — | — | 23 |
| **Balance at December 31, 2010** | **124.1** | **$ 1** | **9.3** | **$(229)** | **$3,876** | **$ 194** | **$(194)** | **$ 38** | **$3,686** |
| Comprehensive earnings: | | | | | | | | | |
| Net earnings | — | — | — | — | — | 276 | — | 5 | 281 |
| Currency translation adjustment | — | — | — | — | — | — | (39) | — | (39) |
| Pension and other postretirement adjustment (net of tax) | — | — | — | — | — | — | (80) | — | (80) |
| Deferred gain on hedging transactions (net of tax) | — | — | — | — | — | — | (2) | — | (2) |
| Total comprehensive earnings | | | | | | | | | 160 |
| Changes in subsidiary shares from noncontrolling interests | — | — | — | — | — | — | — | (3) | (3) |
| Stock issuance | 0.1 | — | — | — | 10 | — | — | — | 10 |
| Purchases of treasury stock | (4.2) | — | 4.2 | (133) | — | — | — | — | (133) |
| Stock-based compensation | 0.9 | — | — | — | 21 | — | — | — | 21 |
| **Balance at December 31, 2011** | **120.9** | **$ 1** | **13.5** | **$(362)** | **$3,907** | **$ 470** | **$(315)** | **$ 40** | **$3,741** |
| Comprehensive earnings: | | | | | | | | | |
| Net earnings | — | — | — | — | — | (19) | — | 3 | (16) |
| Currency translation adjustment | — | — | — | — | — | — | 5 | — | 5 |
| Pension and other postretirement adjustment (net of tax) | — | — | — | — | — | — | (56) | — | (56) |
| Deferred loss on hedging transactions (net of tax) | — | — | — | — | — | — | 2 | — | 2 |
| Total comprehensive earnings | | | | | | | | | (65) |
| Purchase of subsidiary shares from noncontrolling interests | — | — | — | — | (16) | — | — | (6) | (22) |
| Stock issuance | 0.5 | — | — | — | 11 | — | — | — | 11 |
| Purchases of treasury stock | (3.8) | — | 3.8 | (113) | — | — | — | — | (113) |
| Stock-based compensation | 0.7 | — | — | — | 23 | — | — | — | 23 |
| **Balance at December 31, 2012** | **118.3** | **$ 1** | **17.3** | **$(475)** | **$3,925** | **$ 451** | **$(364)** | **$ 37** | **$3,575** |

(a) Additional Paid in Capital ("APIC")

(b) Accumulated Other Comprehensive Earnings (Deficit) ("AOCI")

(c) Noncontrolling Interest ("NCI")

The accompanying Notes to the Consolidated Financial Statements are an integral part of this Statement.

**OWENS CORNING AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(in millions)**

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES | | | |
| Net earnings (loss) | $ (16) | $ 281 | $ 940 |
| Adjustments to reconcile net earnings (loss) to cash provided by operating activities: | | | |
| Depreciation and amortization | 349 | 318 | 320 |
| (Gain) loss on sale of businesses and fixed assets | (17) | (30) | 2 |
| Asset impairments | 6 | — | 117 |
| Deferred income taxes | (59) | 55 | (867) |
| Provision for pension and other employee benefits liabilities | 36 | 36 | 26 |
| Stock-based compensation expense | 24 | 21 | 23 |
| Other non-cash | (14) | (22) | (19) |
| Loss on extinguishment of debt | 74 | — | — |
| Change in working capital | 9 | (262) | 15 |
| Pension fund contribution | (50) | (117) | (32) |
| Payments for other employee benefits liabilities | (22) | (24) | (26) |
| Other | 10 | 33 | (11) |
| Net cash flow provided by operating activities | 330 | 289 | 488 |
| NET CASH FLOW USED FOR INVESTING ACTIVITIES | | | |
| Additions to plant and equipment | (332) | (442) | (314) |
| Investment in subsidiaries and affiliates, net of cash acquired | — | (84) | — |
| Proceeds from Hurricane Sandy insurance claims | 20 | — | — |
| Proceeds from the sale of assets or affiliates | 59 | 81 | 65 |
| Net cash flow used for investing activities | (253) | (445) | (249) |
| NET CASH FLOW PROVIDED BY (USED FOR) FINANCING ACTIVITIES | | | |
| Proceeds from senior revolving credit and receivables securitization facilities | 1,877 | 1,912 | 631 |
| Payments on senior revolving credit and receivables securitization facilities | (1,957) | (1,630) | (619) |
| Proceeds from long-term debt | 599 | 6 | 5 |
| Payments on long-term debt | (441) | (10) | (609) |
| Purchases of noncontrolling interest | (22) | — | (30) |
| Net increase (decrease) in short-term debt | (23) | 26 | (10) |
| Purchases of treasury stock | (113) | (138) | (120) |
| Other | 4 | 8 | 2 |
| Net cash flow provided by (used for) financing activities | (76) | 174 | (750) |
| Effect of exchange rate changes on cash | 2 | (18) | (1) |
| Net increase (decrease) in cash and cash equivalents | 3 | — | (512) |
| Cash and cash equivalents at beginning of period | 52 | 52 | 564 |
| **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | $ 55 | $ 52 | $ 52 |
| **DISCLOSURE OF CASH FLOW INFORMATION** | | | |
| Cash paid during the year for income taxes | $ 30 | $ 24 | $ 16 |
| Cash paid during the year for interest | $ 122 | $ 111 | $ 108 |

The accompanying Notes to the Consolidated Financial Statements are an integral part of this Statement.

# OWENS CORNING AND SUBSIDIARIES

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Description of Business

Owens Corning, a Delaware corporation, is a leading global producer of glass fiber reinforcements and other materials for composite systems and of residential and commercial building materials. The Company operates within two segments: Composites, which includes the Company's Reinforcements and Downstream businesses; and Building Materials, which includes the Company's Insulation, Roofing, and Other businesses. Through these lines of business, Owens Corning manufactures and sells products worldwide. The Company maintains leading market positions in all of its major product categories.

### Basis of Presentation

Unless the context requires otherwise, the terms "Owens Corning," "Company," "we" and "our" in this report refer to Owens Corning and its subsidiaries.

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

### Principles of Consolidation

The Consolidated Financial Statements of the Company include the accounts of majority-owned subsidiaries. Intercompany accounts and transactions are eliminated.

### Reclassifications

Certain reclassifications have been made to the 2011 and 2010 Consolidated Financial Statements and Notes to the Consolidated Financial Statements to conform to the classifications used in 2012.

### Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

### Revenue Recognition

Revenue is recognized when title and risk of loss pass to the customer. Provisions for discounts and rebates to customers, returns, warranties and other adjustments are provided in the same period that the related sales are recorded and are based on historical experience, current conditions and contractual obligations, as applicable.

### Cost of Sales

Cost of sales includes material, labor, energy and manufacturing overhead costs, including depreciation and amortization expense associated with the manufacture and distribution of the Company's products. Distribution costs include inbound freight costs; purchasing and receiving costs; inspection costs; warehousing costs; shipping and handling costs, which include costs incurred relating to preparing, packaging, and shipping products to customers; and other costs of the Company's distribution network. All shipping and handling costs billed to the customer are included as net sales in the Consolidated Statements of Earnings (Loss).

**OWENS CORNING AND SUBSIDIARIES**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)**

## 1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Marketing and Administrative Expenses**

Marketing and administrative expenses include selling and administrative costs, including depreciation and amortization expense, not directly associated with the manufacture and distribution of the Company's products.

Included in marketing and administrative expenses are marketing and advertising costs, which are expensed the first time the advertisement takes place. Marketing and advertising costs include advertising, substantiated customer incentive programs, and marketing communications. Marketing and advertising expenses for the years ended December 31, 2012, 2011, and 2010 were $109 million, $105 million and $111 million, respectively.

**Science and Technology Expenses**

The Company incurs certain expenses related to science and technology. These expenses include salaries, building and equipment costs, utilities, administrative expenses, materials and supplies associated with the improvement and development of the Company's products and manufacturing processes. These costs are expensed as incurred.

**Earnings (Loss) per Share**

Basic earnings (loss)per share are computed using the weighted-average number of common shares outstanding during the period. Diluted earnings (loss)per share reflect the dilutive effect of common equivalent shares and increased shares that would result from the conversion of equity securities. The effects of anti-dilution are not presented.

**Cash and Cash Equivalents**

The Company defines cash and cash equivalents as cash and time deposits with original maturities of three months or less when purchased.

**Accounts Receivable**

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is an estimate of the amount of probable credit losses in our existing accounts receivable. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered.

**Inventory Valuation**

Inventory costs include material, labor, and manufacturing overhead costs, including depreciation and amortization expense associated with the manufacture and distribution of the Company's products. Inventories are stated at lower of cost or market value. Cost is determined by the first-in, first-out ("FIFO") method.

**Investments in Affiliates**

The Company accounts for investments in affiliates of 20% to 50% ownership when the Company does not have a controlling financial interest using the equity method under which the Company's share of earnings of the affiliate is reflected in earnings and dividends are credited against the investment in affiliate when declared.

## 1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Goodwill and Other Intangible Assets

Goodwill assets are not amortized but are tested for impairment on at least an annual basis. In the current year, the Company used a qualitative approach to determine whether it was more likely than not that the fair value of a reporting unit was less than its carrying amount.

As part of our goodwill qualitative testing process, we evaluate various factors to determine whether it is reasonably likely that management's assessment would indicate a material impact on the fair value of a reporting unit. Factors assessed in the qualitative approach are cash flow forecasts of our reporting units, the strength of our balance sheet, changes in strategic outlook or organizational structure, industry and market changes and macroeconomic indicators. If this assessment indicates the possibility of impairment, the income approach to test for goodwill impairment would be used unless circumstances indicate that a better estimate of fair value was available. This review is performed annually, or when circumstances would arise which indicate there may be impairment. When applying the income approach, the Company would perform a discounted cash flow analysis based on its expectations of future net earnings from each reporting unit. Significant assumptions used would include projected cash flows, discount rate, projected income tax rate and terminal business value. These inputs are considered Level 3 inputs under the fair value hierarchy as they are the Company's own data, and are unobservable in the marketplace. See Note 5 to the Consolidated Financial Statements for further discussion.

Other indefinite-lived intangible assets are not amortized but are tested for impairment on at least an annual basis or when determined to have a finite useful life. Substantially all of the indefinite-lived intangible assets are in trademarks and trade names. The Company uses the royalty relief approach to determine whether it is more likely than not that the fair value of these assets is less than its carrying amount. This review is performed annually, or when circumstances arise which indicate there may be impairment. When applying the royalty relief approach, the Company performs a discounted cash flow analysis based on the value derived from owning these trademarks and trade names and being relieved from paying royalty to third parties. Significant assumptions used include projected cash flows, discount rate, projected income tax rate and terminal business value. These inputs are considered Level 3 inputs under the fair value hierarchy as they are the Company's own data, and are unobservable in the marketplace.

Identifiable intangible assets with a determinable useful life are amortized over that determinable life. Amortization expense for the years ended December 31, 2012, 2011 and 2010 was $21 million, $22 million and $21 million, respectively. See Note 5 to the Consolidated Financial Statements for further discussion.

### Properties and Depreciation

Property, plant and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Property, plant and equipment accounts are relieved of the cost and related accumulated depreciation when assets are disposed of or otherwise retired. Precious metals used in our production tooling are included in property, plant and equipment and are depleted as they are consumed during the production process. Depletion typically represents an annual expense of less than 3 percent of the outstanding value and is recorded in cost of sales on the Consolidated Statements of Earnings (Loss). For the years ended December 31, 2012, 2011 and 2010 depreciation expense was $328 million, $296 million and $299 million, respectively.

**OWENS CORNING AND SUBSIDIARIES**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)**

**1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

The range of useful lives for the major components of the Company's plant and equipment is as follows:

| | |
|---|---|
| Buildings and leasehold improvements | 15 – 40 years |
| Machinery and equipment | |
| Furnaces | 4 – 15 years |
| Information systems | 5 – 10 years |
| Equipment | 5 – 20 years |

Expenditures for normal maintenance and repairs are expensed as incurred.

**Asset Impairments**

The Company exercises judgment in evaluating tangible and intangible long-lived assets for impairment. This requires significant assumptions including projected cash flows, projected income tax rate and terminal business value. These inputs are considered Level 3 inputs under the fair value hierarchy as they are the Company's own data, and are unobservable in the marketplace. Changes in management intentions, market conditions or operating performance could indicate that impairment charges might be necessary that would be material to the Company's Consolidated Financial Statements in any given period.

**Income Taxes**

The Company recognizes current tax liabilities and assets for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax balances reflect the impact of temporary differences between the carrying amount of assets and liabilities and their tax basis. Amounts are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. In addition, realization of certain deferred tax assets is dependent upon our ability to generate future taxable income. The Company records a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. In addition, the Company estimates tax reserves to cover potential taxing authority claims for income taxes and interest attributable to audits of open tax years.

**Taxes Collected from Customers and Remitted to Government Authorities and Taxes Paid to Vendors**

Taxes are assessed by various governmental authorities at different rates on many different types of transactions. The Company charges sales tax or Value Added Tax ("VAT") on sales to customers where applicable, as well as capture and claim back all available VAT that has been paid on purchases. VAT is recorded in separate payable or receivable accounts and does not affect revenue or cost of sales line items in the income statement. VAT receivable is recorded as a percentage of qualifying purchases at the time the vendor invoice is processed. VAT payable is recorded as a percentage of qualifying sales at the time an Owens Corning sale to a customer subject to VAT occurs. Amounts are paid to the taxing authority according to the method and collection prescribed by local regulations. Where applicable, VAT payable is netted against VAT receivable. The Company also pays sales tax to vendors who include a tax, required by government regulations, to the purchase price charged to the Company.

**Pension and Other Postretirement Benefits**

Accounting for pensions and other postretirement benefits involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, extensive use is made of assumptions about investment returns, discount rates, inflation, mortality, turnover and medical costs.

## 1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Derivative Financial Instruments

The Company recognizes all derivative instruments as either assets or liabilities at fair value on the balance sheet. To the extent that a derivative is effective as a cash flow hedge, the change in fair value of the derivative is deferred in accumulated other comprehensive deficit ("OCI"). Any portion considered to be ineffective is reported in earnings immediately. To the extent that a derivative is effective as a fair value hedge, the change in the fair value of the derivative is offset by the change in the fair value of the item being hedged in the Consolidated Statements of Earnings (Loss). See Note 4 to the Consolidated Financial Statements for further discussion.

### Foreign Currency

The functional currency of the Company's subsidiaries is generally the applicable local currency. Assets and liabilities of foreign subsidiaries are translated into United States dollars at the period-end rate of exchange, and their Statements of Earnings (Loss) and Statements of Cash Flows are converted on an ongoing basis at the monthly average rate. The resulting translation adjustment is included in accumulated OCI in the Consolidated Balance Sheets and Consolidated Statements of Stockholders' Equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the Consolidated Statements of Earnings (Loss) as incurred. The Company recorded a foreign currency transaction loss of $3 million, a gain of $5 million and a loss of $8 million during the years ended December 31, 2012, 2011, and 2010, respectively.

## 2. SEGMENT INFORMATION

The Company has two reportable segments: Composites and Building Materials. Accounting policies for the segments are the same as those for the Company. The Company's two reportable segments are defined as follows:

*Composites* – comprised of our Reinforcements and Downstream businesses. Within the Reinforcements business, the Company manufactures, fabricates and sells glass reinforcements in the form of fiber. Within the Downstream business, the Company manufactures and sells glass fiber products in the form of fabrics, mat, veil and other specialized products.

*Building Materials* – comprised of our Insulation and Roofing businesses. Within the Insulation business, the Company manufactures and sells fiberglass insulation into residential, commercial, industrial and other markets for both thermal and acoustical applications. It also manufactures and sells glass fiber pipe insulation, energy efficient flexible duct media and foam insulation used in above- and below-grade construction applications. Within the Roofing business, the Company manufactures and sells residential roofing shingles and oxidized asphalt materials used in residential and commercial construction and specialty applications.

## 2. SEGMENT INFORMATION (continued)

### NET SALES

The following table summarizes our net sales by segment and geographic region (in millions). External customer sales are attributed to geographic region based upon the location from which the product is shipped to the external customer.

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Reportable Segments | | | |
| Composites | $1,859 | $1,976 | $1,906 |
| Building Materials | 3,482 | 3,537 | 3,243 |
| Total reportable segments | 5,341 | 5,513 | 5,149 |
| Corporate eliminations | (169) | (178) | (152) |
| **NET SALES** | $5,172 | $5,335 | $4,997 |
| External Customer Sales by Geographic Region | | | |
| United States | $3,504 | $3,552 | $3,231 |
| Europe | 558 | 619 | 573 |
| Asia Pacific | 639 | 674 | 678 |
| Canada and other | 471 | 490 | 515 |
| **NET SALES** | $5,172 | $5,335 | $4,997 |
| Sales by Product Group | | | |
| Composites | $1,859 | $1,976 | $1,906 |
| Insulation | 1,468 | 1,368 | 1,309 |
| Roofing | 2,014 | 2,169 | 1,847 |
| Other | — | — | 87 |
| Corporate Eliminations | (169) | (178) | (152) |
| **NET SALES** | $5,172 | $5,335 | $4,997 |

### EARNINGS BEFORE INTEREST AND TAXES

Earnings before interest and taxes ("EBIT") by segment consists of net sales less related costs and expenses and are presented on a basis that is used internally for evaluating segment performance. Certain items, such as general corporate expenses or income and certain other expense or income items, are excluded from the internal evaluation of segment performance. Accordingly, these items are not reflected in EBIT for our reportable segments and are included in the Corporate, Other and Eliminations category.

## OWENS CORNING AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

### 2. SEGMENT INFORMATION (continued)

The following table summarizes EBIT by segment (in millions):

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Reportable Segments | | | |
| Composites | $ 91 | $201 | $ 175 |
| Building Materials | 293 | 332 | 281 |
| Total reportable segments | $ 384 | $533 | $ 456 |
| Corporate, Other and Eliminations | | | |
| Net precious metal lease expense | $ — | $— | $ (2) |
| Charges related to cost reduction actions and related items (a) | (136) | (17) | (40) |
| Acquisition integration and transaction costs | — | — | (13) |
| Gains (losses) on sales of assets and related charges (b) | — | 16 | (120) |
| Losses related to Hurricane Sandy | (9) | — | — |
| General corporate expense | (91) | (71) | (75) |
| **EBIT** | $ 148 | $461 | $ 206 |

(a) For 2012, 2011, and 2010, includes $51 million, $0 million, and $29 million of charges related to cost reduction actions and $85 million, $17 million, and $11 million of other related items.

(b) The gains (losses) on sales of assets and related charges for 2011 includes $16 million gain on sale of Capivari, Brazil facility and for 2010 includes $114 million charge related to the sale of Masonry Products and $10 million of asset impairments.

**OWENS CORNING AND SUBSIDIARIES**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)**

**2. SEGMENT INFORMATION (continued)**

**TOTAL ASSETS AND PROPERTY, PLANT AND EQUIPMENT BY GEOGRAPHIC REGION**

The following table summarizes total assets by segment and property, plant and equipment by geographic region (in millions):

| | Dec. 31, | |
|---|---|---|
| **TOTAL ASSETS** | **2012** | **2011** |
| Reportable Segments | | |
| Composites | $2,414 | $2,471 |
| Building Materials | 3,896 | 3,878 |
| Total reportable segments | $6,310 | $6,349 |
| Reconciliation to consolidated total assets | | |
| Cash and cash equivalents | $ 55 | $ 52 |
| Deferred income taxes | 604 | 538 |
| Investments in affiliates | 51 | 55 |
| Corporate property, plant and equipment and other assets | 548 | 533 |
| **CONSOLIDATED TOTAL ASSETS** | $7,568 | $7,527 |
| **PROPERTY, PLANT AND EQUIPMENT BY GEOGRAPHIC REGION** | | |
| United States | $1,460 | $1,487 |
| Europe | 576 | 613 |
| Canada | 226 | 216 |
| Asia Pacific | 272 | 265 |
| Other | 369 | 323 |
| **TOTAL PROPERTY, PLANT AND EQUIPMENT** | $2,903 | $2,904 |

**PROVISION FOR DEPRECIATION AND AMORTIZATION**

The following table summarizes the provision for depreciation and amortization by segment (in millions):

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| Reportable Segments | | | |
| Composites | $123 | $128 | $117 |
| Building Materials | 143 | 157 | 168 |
| Total reportable segments | $266 | $285 | $285 |
| General corporate depreciation and amortization (a) | $ 83 | $ 33 | $ 35 |
| **CONSOLIDATED PROVISION FOR DEPRECIATION AND AMORTIZATION** | $349 | $318 | $320 |

(a) 2012 includes $55 million of accelerated depreciation related to cost reduction actions

## 2. SEGMENT INFORMATION (continued)

### ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

The following table summarizes additions to property, plant and equipment by segment (in millions):

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Reportable Segments | | | |
| Composites | $167 | $256 | $152 |
| Building Materials | 127 | 151 | 138 |
| Total reportable segments | $294 | $407 | $290 |
| General corporate additions | 38 | 35 | 24 |
| **CONSOLIDATED ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT** | $332 | $442 | $314 |

## 3. INVENTORIES

Inventories consist of the following (in millions):

| | Dec. 31, | |
|---|---|---|
| | 2012 | 2011 |
| Finished goods | $554 | $597 |
| Materials and supplies | 232 | 198 |
| Total inventories | $786 | $795 |

## 4. DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to, among other risks, the impact of changes in commodity prices, foreign currency exchange rates, and interest rates in the normal course of business. The Company's risk management program is designed to manage the exposure and volatility arising from these risks, and utilizes derivative financial instruments to offset a portion of these risks. The Company uses derivative financial instruments only to the extent necessary to hedge identified business risks, and does not enter into such transactions for trading purposes.

The Company generally does not require collateral or other security with counterparties to these financial instruments and is therefore subject to credit risk in the event of nonperformance; however, the Company monitors credit risk and currently does not anticipate nonperformance by other parties. Contracts with counterparties generally contain right of offset provisions. These provisions effectively reduce the Company's exposure to credit risk in situations where the Company has gain and loss positions outstanding with a single counterparty. It is the Company's policy to offset on the Consolidated Balance Sheets the amounts recognized for derivative instruments with any cash collateral arising from derivative instruments executed with the same counterparty under a master netting agreement. As of December 31, 2012 and 2011, the Company did not have any amounts on deposit with any of its counterparties, nor did any of its counterparties have any amounts on deposit with the Company.

## OWENS CORNING AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

### 4. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The following table presents the fair value and respective location of derivatives and hedging instruments on the Consolidated Balance Sheets (in millions):

| | | Fair Value at | |
|---|---|---|---|
| | Location | Dec. 31, 2012 | Dec. 31, 2011 |
| **Derivative assets designated as hedging instruments:** | | | |
| Cash flow hedges: | | | |
| Natural gas and electricity | Other current assets | $ — | $ 1 |
| Amount of gain recognized in OCI (effective portion) | OCI | $ — | $ 1 |
| **Derivative liabilities designated as hedging instruments:** | | | |
| Cash flow hedges: | | | |
| Natural gas and electricity | Accounts payable and accrued liabilities | $ 1 | $ 4 |
| Amount of loss recognized in OCI (effective portion) | OCI | $ 1 | $ 4 |
| **Derivative assets not designated as hedging instruments:** | | | |
| Foreign exchange contracts | Other current assets | $ 1 | $ 2 |
| **Derivative liabilities not designated as hedging instruments:** | | | |
| Natural gas | Accounts payable and accrued liabilities | $ — | $ 1 |
| Foreign exchange contracts | Accounts payable and accrued liabilities | $ 3 | $ 1 |

**OWENS CORNING AND SUBSIDIARIES**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)**

## 4. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The following table presents the impact and respective location of derivative activities on the Consolidated Statements of Earnings (Loss) (in millions):

| | | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|---|
| | **Location** | **2012** | **2011** | **2010** |
| **Derivative activity designated as hedging instruments:** | | | | |
| Natural gas and electricity: | | | | |
| Amount of loss reclassified from OCI into earnings (effective portion) | Cost of sales | $ 5 | $ 4 | $ 8 |
| Interest rate swaps: | | | | |
| Amount of loss recognized in earnings (ineffective portion) | Interest expense, net | $— | $ 2 | $ 4 |
| **Derivative activity not designated as hedging instruments:** | | | | |
| Natural gas and electricity: | | | | |
| Amount of (gain) loss recognized in earnings | Other (income) expenses, net | $— | $ (1) | $ 1 |
| Foreign currency exchange contract: | | | | |
| Amount of loss (gain) recognized in earnings (a) | Other (income) expenses, net | $ 17 | $ (14) | $ (2) |

(a) (Gains) / losses related to foreign currency derivatives were substantially offset by net revaluation impacts on foreign denominated balance sheet exposures, which were also recorded in Other (income) expenses, net.

### Cash Flow Hedges

The Company uses forward and swap contracts, which qualify as cash flow hedges, to manage forecasted exposure to natural gas and electricity prices. The effective portion of the change in the fair value of cash flow hedges is deferred in accumulated OCI on the Consolidated Balance Sheets and is subsequently recognized in cost of sales on the Consolidated Statements of Earnings (Loss) for commodity hedges, when the hedged item impacts earnings. Changes in the fair value of derivative assets and liabilities designated as hedging instruments are shown in other within operating activities on the Consolidated Statement of Cash Flows. Any portion of the change in fair value of derivatives designated as hedging instruments that is determined to be ineffective is recorded in other (income) expenses on the Consolidated Statements of Earnings (Loss).

The Company currently has natural gas derivatives designated as hedging instruments that mature within 15 months. The Company's policy is to hedge up to 75% of its total forecasted exposures for the next two months, up to 50% of its total forecasted natural gas exposures for the following four months, and lesser amounts for the remaining periods. Based on market conditions, approved variation from the standard policy may occur. The Company performs an analysis for effectiveness of its derivatives designated as hedging instruments at the end of each quarter based on the terms of the contract and the underlying item being hedged.

As of December 31, 2012, $1 million of losses included in OCI on the Consolidated Balance Sheets relate to contracts that will impact earnings during the next 12 months. Transactions and events that are expected to occur

## OWENS CORNING AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

### 4. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

over the next 12 months that will necessitate recognizing these deferred losses include the recognition of the hedged item through earnings.

**Fair Value Hedges**

The Company manages its interest rate exposure by balancing the mix of its fixed and variable rate instruments at certain times through interest rate swaps. The swaps are carried at fair value and recorded as other assets or liabilities, with the offset to long-term debt on the Consolidated Balance Sheets. Changes in the fair value of these swaps and that of the related debt are recorded in interest expense, net on the Consolidated Statements of Earnings (Loss). In the fourth quarter of 2011, the Company terminated all existing interest rate swaps.

**Other Derivatives**

The Company uses forward currency exchange contracts to manage existing exposures to foreign exchange risk related to assets and liabilities recorded on the Consolidated Balance Sheets. Gains and losses resulting from the changes in fair value of these instruments are recorded in other expenses (income), net on the Consolidated Statements of Earnings (Loss).

### 5. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets and goodwill consist of the following (in millions):

| Dec. 31, 2012 | Weighted Average Useful Life | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
|---|---|---|---|---|
| Amortizable intangible assets: | | | | |
| Customer relationships | 19 | $ 169 | $ (58) | $ 111 |
| Technology | 20 | 198 | (64) | 134 |
| Franchise and other agreements | 15 | 37 | (14) | 23 |
| Indefinite-lived intangible assets: | | | | |
| Trademarks | | 777 | — | 777 |
| Total intangible assets | | $1,181 | $(136) | $1,045 |
| Goodwill | | $1,143 | | |

| Dec. 31, 2011 | Weighted Average Useful Life | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
|---|---|---|---|---|
| Amortizable intangible assets: | | | | |
| Customer relationships | 19 | $ 170 | $ (48) | $ 122 |
| Technology | 20 | 204 | (54) | 150 |
| Franchise and other agreements | 15 | 36 | (12) | 24 |
| Indefinite-lived intangible assets: | | | | |
| Trademarks | | 777 | — | 777 |
| Total intangible assets | | $1,187 | $(114) | $1,073 |
| Goodwill | | $1,144 | | |

## 5. GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

The changes in the net carrying amount of goodwill by segment are as follows (in millions):

| | Composites | Building Materials | Total |
|---|---|---|---|
| Balance as of December 31, 2011 | $57 | $1,087 | $1,144 |
| Foreign currency adjustments | (1) | — | (1) |
| Balance as of December 31, 2012 | $56 | $1,087 | $1,143 |

### Other Intangible Assets

The Company expects the ongoing amortization expense for amortizable intangible assets to be $21 million in each of the next five fiscal years. The Company's future cash flows are not materially impacted by its ability to extend or renew agreements related to our amortizable intangible assets.

### Goodwill and Indefinite-Lived Intangible Assets

The Company tests goodwill and indefinite-lived intangible assets for impairment as of October 1 each year, or more frequently should circumstances change or events occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The annual test performed in 2012 resulted in no impairment of goodwill.

## 6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following (in millions):

| | Dec. 31, 2012 | Dec. 31, 2011 |
|---|---|---|
| Land | $ 222 | $ 221 |
| Buildings and leasehold improvements | 789 | 727 |
| Machinery and equipment | 3,223 | 2,932 |
| Construction in progress | 147 | 268 |
| | 4,381 | 4,148 |
| Accumulated depreciation | (1,478) | (1,244) |
| Property, plant and equipment, net | $ 2,903 | $ 2,904 |

Machinery and equipment includes certain precious metals used in the Company's production tooling, which comprise approximately 18% and 20% of total machinery and equipment as of December 31, 2012 and December 31, 2011, respectively. Precious metals used in our production tooling are depleted as they are consumed during the production process, which typically represents an annual expense of less than 3% of the outstanding carrying value.

## 7. CHANGES IN NONCONTROLLING INTERESTS

In the third quarter of 2012, the Company executed a purchase agreement for the remaining noncontrolling interest of Northern Elastomeric Incorporated ("NEI"), one of the Company's consolidated subsidiaries. As a

## 7. CHANGES IN NONCONTROLLING INTERESTS (continued)

result of the purchase agreement, NEI became a wholly-owned subsidiary of the Company, with the Company providing $22 million in cash consideration. The transaction resulted in a $6 million decrease in Noncontrolling interests on the Consolidated Balance Sheets.

In the second quarter of 2009, the Company executed an amended shareholder agreement with the noncontrolling interest of Owens-Corning (India) Limited, now known as Owens-Corning (India) Private Limited ("OCIL"), one of the Company's consolidated subsidiaries. This agreement included a put/call provision outside the control of the company that was exercised in 2010.

The following table discloses the changes in noncontrolling interests on Owens Corning stockholders' equity and effects on net earnings attributable to Owens Corning (in millions):

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| Net earnings (loss) attributable to Owens Corning | $ (19) | $276 | $933 |
| Increase (decrease) in Owens Corning additional paid in capital for NEI purchase agreement | (16) | — | — |
| Increase (decrease) in Owens Corning additional paid in capital for OCIL shareholder amendment | — | — | 3 |
| Change from net earnings (loss) attributable to Owens Corning and change in noncontrolling interests | $ (35) | $276 | $936 |

## 8. INVESTMENTS IN AFFILIATES

At December 31, 2012 and 2011, the Company's ownership percentage in affiliates, which generally are engaged in the manufacture of fibrous glass and related products for the insulation, construction, reinforcements, and textile markets, included:

| | Dec. 31, | |
|---|---|---|
| | **2012** | **2011** |
| Arabian Fiberglass Insulation Company, Ltd. (Saudi Arabia) | 49% | 49% |
| Fiberteq LLC (United States) | 50% | 50% |
| Neptco LLC (United States) | 50% | 50% |

The following tables provide summarized financial information on a combined 100% basis for the Company's affiliates accounted for under the equity method (in millions):

| | Dec. 31, | |
|---|---|---|
| | **2012** | **2011** |
| Current assets | $53 | $57 |
| Non-current assets | $85 | $71 |
| Current liabilities | $22 | $17 |
| Non-current liabilities | $24 | $19 |

**OWENS CORNING AND SUBSIDIARIES**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)**

## 8. INVESTMENTS IN AFFILIATES (continued)

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| Net sales | $140 | $143 | $131 |
| Gross margin | $ 11 | $ 14 | $ 14 |
| Net earnings | $ 5 | $ 5 | $ 7 |

Dividends received from entities accounted for under the equity method were less than $1 million for the years ended 2012, 2011 and 2010. There were no undistributed earnings of affiliates for the year ended December 31, 2012.

## 9. ACQUISITIONS

On July 31, 2011, the Company completed the acquisitions of FiberTEK Insulation West, LLC, an insulation manufacturing operation located in Nephi, Utah and FiberTEK Insulation, LLC, an insulation manufacturing operation located in Lakeland, Florida (the "Acquisitions") from third parties unrelated to the Company ("the Sellers"). As part of the Company's global growth strategy, these acquisitions strengthen its position as a market leader in the loosefill insulation market. Operating results of these manufacturing facilities are included in the Company's Building Materials segment within the Consolidated Financial Statements beginning August 1, 2011.

The Company provided total consideration that had a fair value of $105 million at the acquisition date. Total consideration that the Company provided for the Acquisitions consisted of cash payments of $84 million to the Sellers on July 31, 2011, and $25 million in deferred payments starting in 2013 through 2018. The deferred payments are recorded at their net present value of $21 million in other liabilities on the Consolidated Balance Sheets.

Values of assets acquired and liabilities assumed at the date of the acquisitions include: $37 million in property, plant and equipment and other assets; $3 million in intangible assets; $6 million in working capital and $59 million in goodwill. The pro-forma effect of these acquisitions on revenues and earnings was not material to the twelve months ended December 31, 2011.

## 10. DIVESTITURES

On May 18, 2011, the Company sold its Composites glass reinforcements facility in Capivari, Brazil to Chongqing Polycomp International Company ("CPIC"), an unrelated third party. At closing, the Company received $55 million in cash and an additional $6 million was placed into escrow to satisfy any potential adjustments or claims. The escrow period expired and the funds were remitted to Owens Corning during the fourth quarter of 2012. The sale and subsequent expiration of the escrow period resulted in a $16 million and $6 million gain, respectively, which is recorded in other expenses (income), net in the Consolidated Statements of Earnings (Loss).

On December 31, 2010, the Company sold its United States Masonry Products business ("Masonry Products") to Boral Industries Ltd, an unrelated third party. At closing, the Company received $45 million and will receive an additional $45 million in 2014. The $45 million to be received in 2014 was recorded at its net present value of $40 million in noncurrent assets on the Consolidated Balance Sheets. Additionally, the Company could receive contingent proceeds in 2014 based on 2013 financial performance of the former Masonry Products business. The Company will maintain an interest in the former Masonry Products business until the second payment is received. Masonry Products was a component of the Company's Building Materials segment.

## 11. LEASES

The Company leases certain equipment and facilities under operating leases expiring on various dates through 2028. Some of these leases include cost-escalation clauses. Such cost-escalation clauses are recognized on a straight-line basis over the lease term. Total rental expense was $79 million, $74 million and $70 million in the years ended December 31, 2012, 2011 and 2010, respectively. At December 31, 2012, the minimum future rental commitments under non-cancelable operating leases with initial maturities greater than one year payable over the remaining lives of the leases are (in millions):

| Period | Minimum Future Rental Commitments |
|---|---|
| 2013 | $51 |
| 2014 | $40 |
| 2015 | $26 |
| 2016 | $19 |
| 2017 | $13 |
| 2018 and beyond | $50 |

## 12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following (in millions):

| | Dec. 31, | |
|---|---|---|
| | 2012 | 2011 |
| Accounts payable | $498 | $488 |
| Payroll and vacation pay | 115 | 130 |
| Payroll, property, and other taxes | 98 | 104 |
| Other employee benefits liabilities | 40 | 43 |
| Warranties (current portion) | 20 | 17 |
| Legal and audit fees | 11 | 10 |
| Accrued interest | 11 | 8 |
| Charges related to cost reduction actions | 45 | 2 |
| Other | 59 | 74 |
| Total | $897 | $876 |

## 13. WARRANTIES

The Company records a liability for warranty obligations at the date the related products are sold. Adjustments are made as new information becomes available. A reconciliation of the warranty liability is as follows (in millions):

| | Dec. 31, | |
|---|---|---|
| | 2012 | 2011 |
| Beginning balance | $ 38 | $ 38 |
| Amounts accrued for current year | 24 | 19 |
| Settlements of warranty claims | (21) | (19) |
| Ending balance | $ 41 | $ 38 |

## 14. COST REDUCTION ACTIONS

### 2012 Cost Reduction Actions

As a result of evaluating market conditions, we took actions to improve the competitive position of our global manufacturing network by closing certain facilities primarily in Europe along with other actions that align with our objectives in the region. In conjunction with these actions, the Company recorded $136 million in charges related to cost reduction actions and related items for the twelve months ended 2012; of which, $51 million is related to severance and is included in charges related to cost reduction actions on the Consolidated Statements of Earnings (Loss) and $85 million is related to other charges. The $85 million of other charges is included in cost of sales on the Consolidated Statements of Earnings (Loss) and consist of $55 million in accelerated depreciation and $30 million in other related charges. Cash payments related to these activities are expected to continue through 2015.

*Composites*

The Company recorded $131 million in charges related to cost reduction actions and related items for the twelve months ended 2012; of which $49 million is related to severance costs and $82 million is related to other charges. The $82 million of other charges consist of $55 million in accelerated depreciation and $27 million in other related charges. Of the $131 million in total charges, $120 million related to actions taken in Europe to improve the competitive position of our global manufacturing network and the remaining $11 million related to other global actions taken in the fourth quarter of 2012.

The Company anticipates incurring approximately $15 million in additional charges throughout 2013 related to these actions, of which approximately $2 million will be presented as charges related to cost reduction actions on the Consolidated Statements of Earnings (Loss).

*Building Materials*

In the first quarter of 2012, the Company's actions resulted in $5 million in charges, comprised of $2 million in severance costs and $3 million of other charges.

The following table summarizes the status of the unpaid liabilities from the Company's 2012 cost reduction actions (in millions):

| | Beginning Balance Dec. 31, 2011 | Costs Incurred | Payments | Ending Balance Dec. 31, 2012 | Cumulative Charges Incurred |
|---|---|---|---|---|---|
| Severance | $— | $51 | $6 | $45 | $51 |
| Total | $— | $51 | $6 | $45 | $51 |

### 2010 Cost Reduction Actions

As part of the Company's continuing review of its manufacturing network, actions were taken during 2010 to further balance global capacity and respond to market conditions. No charges related to these actions were incurred during the twelve months ended December 31, 2012. During the twelve months ended December 31, 2010, the Company recorded $40 million in charges related to these cost reduction actions and related items; of which $29 million related to severance and are presented in charges related to cost reduction actions on the Consolidated Statements of Earnings (Loss) and $11 million related to accelerated depreciation expense and are included in cost of sales on the Consolidated Statements of Earnings (Loss). Payments related to these actions have all been paid as of December 31, 2012.

## 15. DEBT

Details of the Company's outstanding long-term debt are as follows (in millions):

| | Dec. 31, 2012 | Dec. 31, 2011 |
|---|---|---|
| 6.50% senior notes, net of discount, due 2016 | $ 400 | $ 649 |
| 9.00% senior notes, net of discount, due 2019 | 247 | 346 |
| 4.20% senior notes, net of discount, due 2022 | 599 | — |
| 7.00% senior notes, net of discount, due 2036 | 540 | 540 |
| Accounts receivable securitization facility, maturing in 2014 | 141 | 158 |
| Senior revolving credit facility, maturing in 2016 | 73 | 136 |
| Various capital leases, due through and beyond 2050 | 52 | 55 |
| Various floating rate debt, maturing through 2017 | 2 | 3 |
| Other fixed rate debt, with maturities up to 2016, at rates up to 11.0% | — | 8 |
| Fair value adjustment to debt | 26 | 39 |
| Total long-term debt | 2,080 | 1,934 |
| Less – current portion | 4 | 4 |
| Long-term debt, net of current portion | $2,076 | $1,930 |

### Senior Notes

The Company issued $600 million of 2022 Senior Notes on October 17, 2012. The proceeds of these notes were used to refinance $250 million of our 2016 Senior Notes, $100 million of our 2019 Senior Notes and pay down our Senior Revolving Credit Facility. Interest on the notes is payable semiannually in arrears on June 15 and December 15 each year, beginning on June 15, 2013.

The Company issued $350 million of 2019 Senior Notes on June 3, 2009. On October 31, 2006, we issued $650 million of 2016 Senior Notes and $540 million of 2036 Senior Notes. The proceeds of these notes were used to pay certain unsecured and administrative claims, finance general working capital needs and for general corporate purposes.

The Senior Notes described above are collectively referred to as the "Senior Notes". The Senior Notes are general unsecured obligations of the Company and rank pari passu with all existing and future senior unsecured indebtedness of the Company. The notes will be fully and unconditionally guaranteed by each of our current and future domestic subsidiaries that is a borrower or guarantor under our Credit Agreement (as defined below). The guarantees will be unsecured and will rank equally in right of payment with all other existing and future senior unsecured indebtedness of the guarantors. The guarantees will be effectively subordinated to existing and future secured debt of the guarantors to the extent of the assets securing that indebtedness.

The Company has the option to redeem all or part of the Senior Notes at any time at a "make whole" redemption price. The Company is subject to certain covenants in connection with the issuance of the Senior Notes that it believes are usual and customary. The Company was in compliance with these covenants as of December 31, 2012.

In the fourth quarter of 2011, the Company terminated all existing interest rate swaps. The swaps were carried at fair value and recorded as other assets or liabilities, with a fair value adjustment to long-term debt on the Consolidated Balance Sheets. The fair value adjustment to debt will be amortized through 2016 as a reduction to interest expense in conjunction with the maturity date of the notes.

**OWENS CORNING AND SUBSIDIARIES**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)**

**15. DEBT (continued)**

**Senior Credit Facilities**

In July 2011, the Company amended the Senior Revolving Credit Facility to extend the maturity to July 2016 and reduce the pricing. The available principal amount of $800 million on the Senior Revolving Credit Facility includes both borrowings and letters of credit. Borrowings under the Senior Revolving Credit Facility may be used for general corporate purposes and working capital. The Company has the discretion to borrow under multiple options, which provide for varying terms and interest rates including the United States prime rate or LIBOR plus a spread.

The Senior Revolving Credit Facility contains various covenants, including a maximum allowed leverage ratio and a minimum required interest expense coverage ratio that the Company believes are usual and customary for a senior unsecured credit agreement. The Company was in compliance with these covenants as of December 31, 2012.

The Company had $4 million and $42 million of letters of credit outstanding under the Senior Revolving Credit Facility at December 31, 2012 and 2011, respectively.

**Receivables Securitization Facility**

Included in long-term debt on the Consolidated Balance Sheets are amounts outstanding under a Receivables Purchase Agreement (the "RPA"). Owens Corning Sales, LLC and Owens Corning Receivables LLC, each a subsidiary of the Company, have a $250 million RPA with certain financial institutions. The securitization facility was amended on December 16, 2011 to extend maturity to December 2014. At December 31, 2012, the Company utilized the full amount permitted under the terms of the receivables securitization facility. The Company had $37 million of letters of credit outstanding under the receivables securitization facility at December 31, 2012. There were no letters of credit outstanding under the receivables securitization facility at December 31, 2011.

The receivables securitization facility contains various covenants, including a maximum allowed leverage ratio and a minimum required interest expense coverage ratio that the Company believes are usual and customary for a securitization facility. The Company was in compliance with these covenants as of December 31, 2012.

Owens Corning Receivables LLC's sole business consists of the purchase or acceptance through capital contributions of trade receivables and related rights from Owens Corning Sales, LLC and the subsequent retransfer of or granting of a security interest in such trade receivables and related rights to certain purchasers party to the RPA. Owens Corning Receivables LLC is a separate legal entity with its own separate creditors who will be entitled, upon its liquidation, to be satisfied out of Owens Corning Receivables LLC's assets prior to any assets or value in Owens Corning Receivables LLC becoming available to Owens Corning Receivables LLC's equity holders. The assets of Owens Corning Receivables LLC are not available to pay creditors of the Company or any other affiliates of the Company or Owens Corning Sales, LLC.

## 15. DEBT (continued)

### Debt Maturities

The aggregate maturities for all long-term debt issues for each of the five years following December 31, 2012 and thereafter are presented in the table below (in millions). The maturities are stated at total cash the Company is contractually obligated to pay third parties and are not stated net of discount. The effects of the interest rate swap are not included in the table below.

| Period | Maturities |
|---|---|
| 2013 | $ 4 |
| 2014 | 145 |
| 2015 | 4 |
| 2016 | 477 |
| 2017 | 4 |
| 2018 and beyond | 1,434 |
| Total | $2,068 |

### Short-Term Debt

At December 31, 2012 and December 31, 2011, short-term borrowings were 5 million and 28 million, respectively. The short-term borrowings for both periods consisted of various operating lines of credit and working capital facilities. Certain of these borrowings are collateralized by receivables, inventories or property. The borrowing facilities are typically for one-year renewable terms. The weighted average interest rate on all short-term borrowings was approximately 4.5% for December 31, 2012 and 7.4% for December 31, 2011.

## 16. PENSION PLANS

The Company is committed to providing a competitive benefit package to employees. On August 31, 2009 the Company elected to reorganize its postemployment benefit package, by which the Company enhanced its 401(k) Plan and froze the United States Pension Plan for all salaried employees and a significant portion of hourly employees, effective January 1, 2010.

**OWENS CORNING AND SUBSIDIARIES**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)**

## 16. PENSION PLANS (continued)

The following tables provides a reconciliation of the change in the projected benefit obligation, the change in plan assets and the net amount recognized in the Consolidated Balance Sheets for the years ended December 31, 2012 and 2011 (in millions):

| | Dec. 31, 2012 | | | Dec. 31, 2011 | | |
|---|---|---|---|---|---|---|
| | U.S. | Non-U.S. | Total | U.S. | Non-U.S. | Total |
| **Change in Projected Benefit Obligation** | | | | | | |
| Benefit obligation at beginning of period | $1,105 | $ 503 | $1,608 | $1,050 | $ 488 | $1,538 |
| Service cost | 9 | 5 | 14 | 9 | 5 | 14 |
| Interest cost | 49 | 23 | 72 | 53 | 25 | 78 |
| Actuarial loss | 111 | 34 | 145 | 81 | 18 | 99 |
| Currency (gain) loss | — | 16 | 16 | — | (7) | (7) |
| Benefits paid | (87) | (23) | (110) | (87) | (21) | (108) |
| Settlements / Curtailments | — | (6) | (6) | (1) | (3) | (4) |
| Other | — | 2 | 2 | — | (2) | (2) |
| Benefit obligation at end of period | $1,187 | $ 554 | $1,741 | $1,105 | $ 503 | $1,608 |
| **Change in Plan Assets** | | | | | | |
| Fair value of assets at beginning of period | $ 812 | $ 360 | $1,172 | $ 767 | $ 364 | $1,131 |
| Actual return on plan assets | 99 | 40 | 139 | 38 | 1 | 39 |
| Currency gain (loss) | — | 12 | 12 | — | (5) | (5) |
| Company contributions | 32 | 18 | 50 | 94 | 23 | 117 |
| Benefits paid | (87) | (23) | (110) | (87) | (21) | (108) |
| Settlements | — | (3) | (3) | — | (2) | (2) |
| Fair value of assets at end of period | $ 856 | $ 404 | $1,260 | $ 812 | $ 360 | $1,172 |
| Funded status | $ (331) | $(150) | $ (481) | $ (293) | $(143) | $ (436) |

| | Dec. 31, 2012 | | | Dec. 31, 2011 | | |
|---|---|---|---|---|---|---|
| | U.S. | Non-U.S. | Total | U.S. | Non-U.S. | Total |
| **Amounts Recognized in the Consolidated Balance Sheets** | | | | | | |
| Prepaid pension cost | $ — | $ 1 | $ 1 | $ — | $ 4 | $ 4 |
| Accrued pension cost – current | — | (2) | (2) | — | (5) | (5) |
| Accrued pension cost – non-current | (331) | (149) | (480) | (293) | (142) | (435) |
| Net amount recognized | $(331) | $(150) | $(481) | $(293) | $(143) | $(436) |
| **Amounts Recorded in Accumulated OCI** | | | | | | |
| Net actuarial loss | $(396) | $ (95) | $(491) | $(347) | $ (82) | $(429) |

**OWENS CORNING AND SUBSIDIARIES**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)**

**16. PENSION PLANS (continued)**

The following table presents information about the projected benefit obligation, accumulated benefit obligation ("ABO") and plan assets of the Company's pension plans (in millions):

| | Dec. 31, 2012 | | | Dec. 31, 2011 | | |
|---|---|---|---|---|---|---|
| | U.S. | Non-U.S. | Total | U.S. | Non-U.S. | Total |
| **Plans with ABO in excess of fair value of plan assets:** | | | | | | |
| Projected benefit obligation | $1,187 | $511 | $1,698 | $1,105 | $500 | $1,605 |
| Accumulated benefit obligation | $1,187 | $487 | $1,674 | $1,105 | $442 | $1,547 |
| Fair value of plan assets | $ 856 | $365 | $1,221 | $ 812 | $354 | $1,166 |
| **Plans with fair value of assets in excess of ABO:** | | | | | | |
| Projected benefit obligation | $ — | $ 43 | $ 43 | $ — | $ 3 | $ 3 |
| Accumulated benefit obligation | $ — | $ 33 | $ 33 | $ — | $ 3 | $ 3 |
| Fair value of plan assets | $ — | $ 39 | $ 39 | $ — | $ 6 | $ 6 |
| Total projected benefit obligation | $1,187 | $554 | $1,741 | $1,105 | $503 | $1,608 |
| Total accumulated benefit obligation | $1,187 | $520 | $1,707 | $1,105 | $445 | $1,550 |
| Total plan assets | $ 856 | $404 | $1,260 | $ 812 | $360 | $1,172 |

**Weighted-Average Assumptions Used to Determine Benefit Obligation**

The following table presents weighted average assumptions used to determine benefit obligations at the measurement dates noted:

| | Dec. 31, | |
|---|---|---|
| | 2012 | 2011 |
| United States Plans | | |
| Discount rate | 3.80% | 4.60% |
| Expected return on plan assets | 7.50% | 7.25% |
| Non-United States Plans | | |
| Discount rate | 4.10% | 4.65% |
| Expected return on plan assets | 6.13% | 7.23% |
| Rate of compensation increase | 3.50% | 3.75% |

**OWENS CORNING AND SUBSIDIARIES**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)**

## 16. PENSION PLANS (continued)

### Components of Net Periodic Pension Cost

The following table presents the components of net periodic pension cost for the periods noted (in millions):

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Service cost | $ 15 | $ 14 | $ 14 |
| Interest cost | 72 | 78 | 78 |
| Expected return on plan assets | (86) | (91) | (87) |
| Amortization of actuarial loss | 29 | 15 | 3 |
| Curtailment/settlement gain | — | — | (1) |
| Net periodic benefit cost | $ 30 | $ 16 | $ 7 |

### Weighted-Average Assumptions Used to Determine Net Periodic Pension Cost

The following table presents weighted-average assumptions used to determine net periodic pension costs for the periods noted:

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| United States Plans | | | |
| Discount rate | 4.60% | 5.30% | 5.80% |
| Expected return on plan assets | 7.25% | 7.75% | 8.00% |
| Rate of compensation increase | N/A (a) | N/A (a) | N/A (a) |
| Non-United States Plans | | | |
| Discount rate | 4.65% | 5.21% | 5.41% |
| Expected return on plan assets | 7.23% | 7.25% | 7.25% |
| Rate of compensation increase | 3.75% | 3.86% | 3.92% |

(a) Not applicable due to changes in plan made on August 1, 2009 that were effective beginning January 1, 2010.

The expected return on plan assets assumption is derived by taking into consideration the target plan asset allocation, historical rates of return on those assets, projected future asset class returns and net outperformance of the market by active investment managers. An asset return model is used to develop an expected range of returns on plan investments over a 20 year period, with the expected rate of return selected from a best estimate range within the total range of projected results. The result is then rounded down to the nearest 25 basis points.

### Accumulated Other Comprehensive Earnings (Deficit)

For the year ended December 31, 2012, the Company recorded a debit of $44 million, net of tax, to OCI. Of the $(491) million balance in OCI, $20 million is expected to be recognized as net periodic pension cost during 2013. For the year ended December 31, 2011, the Company recorded a debit of $99 million, net of tax, to OCI.

## 16. PENSION PLANS (continued)

### Items Measured at Fair Value

The Company classifies and discloses pension plan assets in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

### Plan Assets

The following table summarizes the fair values, and levels within the fair value hierarchy in which the fair value measurements fall under United States pension plan assets at December 31, 2012 and 2011 (in millions):

| | 2012 | | | 2011 | | |
|---|---|---|---|---|---|---|
| **Asset Category** | **Level 1** | **Level 2** | **Total** | **Level 1** | **Level 2** | **Total** |
| Equity | | | | | | |
| Domestic actively managed | $ 129 | $ — | $ 129 | $ 113 | $ — | $ 113 |
| Domestic passive index | — | 55 | 55 | — | 49 | 49 |
| International actively managed | 122 | — | 122 | 101 | — | 101 |
| International passive index | — | 27 | 27 | — | 16 | 16 |
| Fixed income and cash equivalents | | | | | | |
| Cash and cash equivalents | 1 | — | 1 | 15 | — | 15 |
| Short-term debt | — | 24 | 24 | — | 3 | 3 |
| Corporate bonds | — | 274 | 274 | — | 292 | 292 |
| Government debt | — | 94 | 94 | — | 101 | 101 |
| Real estate investment trusts | 27 | — | 27 | 23 | — | 23 |
| Absolute return strategies | — | 76 | 76 | — | 68 | 68 |
| Real assets | — | 27 | 27 | — | 31 | 31 |
| Total United States plan assets | $ 279 | $ 577 | $ 856 | $ 252 | $ 560 | $ 812 |

The following table summarizes the fair values, and levels within the fair value hierarchy in which the fair value measurements fall under non-United States pension plan assets at December 31, 2012 and 2011 (in millions):

| | 2012 | | | 2011 | | |
|---|---|---|---|---|---|---|
| **Asset Category** | **Level 1** | **Level 2** | **Total** | **Level 1** | **Level 2** | **Total** |
| Equity | | | | | | |
| Domestic actively managed | $ 29 | $ — | $ 29 | $ 32 | $ — | $ 32 |
| Domestic passive index | — | — | — | — | 98 | 98 |
| International actively managed | 55 | — | 55 | 46 | — | 46 |
| International passive index | — | 32 | 32 | — | 18 | 18 |
| Fixed income and cash equivalents | | | | | | |
| Cash and cash equivalents | 1 | — | 1 | — | — | — |
| Corporate bonds | — | 185 | 185 | — | 166 | 166 |
| Absolute return strategies | — | 102 | 102 | — | — | — |
| Total non-United States plan assets | $ 85 | $ 319 | $ 404 | $ 78 | $ 282 | $ 360 |

## 16. PENSION PLANS (continued)

The above asset allocations are in compliance with the non-United States pension plan's current investment policy.

### Investment Strategy

The current investment policy for the United States pension plan is to have 38% of assets invested in equities, 3% in real estate, 6% in real assets, and 47% in intermediate and long-term fixed income securities, and 6% in absolute return strategies. Assets are rebalanced periodically to conform to policy tolerances. The Company actively evaluates the reasonableness of its asset mix given changes in the projected benefit obligation and market dynamics.

### Estimated Future Benefit Payments

The following table shows estimated future benefit payments from the Company's pension plans (in millions):

| Year | Estimated Benefit Payments |
|---|---|
| 2013 | $102 |
| 2014 | $101 |
| 2015 | $104 |
| 2016 | $105 |
| 2017 | $104 |
| 2018-2022 | $515 |

### Contributions

Owens Corning expects to contribute $20 million in cash to the United States pension plan during 2013 and another $18 million to non-United States plans. Actual contributions to the plans may change as a result of a variety of factors, including changes in laws that impact funding requirements.

### Defined Contribution Plans

The Company sponsors two defined contribution plans which are available to substantially all United States employees. The Company matches a percentage of employee contributions up to a maximum level and, beginning January 1, 2010, contributes 2% of an employee's wages regardless of employee contributions. The Company recognized expense of $30 million, $27 million and $30 million during the years ended December 31, 2012, 2011 and 2010, respectively, related to these plans.

## 17. POSTEMPLOYMENT AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company maintains health care and life insurance benefit plans for certain retired employees and their dependents. The health care plans in the United States are non-funded and pay either (1) stated percentages of covered medically necessary expenses, after subtracting payments by Medicare or other providers and after stated deductibles have been met, or (2) fixed amounts of medical expense reimbursement.

**OWENS CORNING AND SUBSIDIARIES**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)**

**17. POSTEMPLOYMENT AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (continued)**

Employees become eligible to participate in the United States health care plans upon retirement if they have accumulated 10 years of service after age 45, 48 or 50, depending on the category of employee. For employees hired after December 31, 2005, the Company does not provide subsidized retiree health care. Some of the plans are contributory, with some retiree contributions adjusted annually. The Company has reserved the right to change or eliminate these benefit plans subject to the terms of collective bargaining agreements.

In the fourth quarter of 2011, the Company ratified certain plan amendments which reduced the projected benefit obligation at year end by approximately $30 million. The Company will implement an Employee Group Waiver Plan (EGWP) effective January 1, 2013 to manage its prescription drug benefits for certain retiree groups. The Company also negotiated with certain unionized employees to increase the eligibility age for retiree medical benefits and to eliminate the post-65 retiree reimbursement account benefit for employees retiring on or after January 1, 2014.

The following table provides a reconciliation of the change in the projected benefit obligation and the net amount recognized in the Consolidated Balance Sheets for the years ended December 31, 2012 and 2011 (in millions):

| | Dec. 31, 2012 | | | Dec. 31, 2011 | | |
|---|---|---|---|---|---|---|
| | U.S. | Non-U.S. | Total | U.S. | Non-U.S. | Total |
| **Change in Projected Benefit Obligation** | | | | | | |
| Benefit obligation at beginning of period | $ 244 | $ 20 | $ 264 | $ 279 | $ 21 | $ 300 |
| Service cost | 3 | — | 3 | 3 | — | 3 |
| Interest cost | 10 | 1 | 11 | 13 | 1 | 14 |
| Actuarial loss (gain) | 17 | — | 17 | (4) | 2 | (2) |
| Currency loss (gain) | — | 1 | 1 | — | (1) | (1) |
| Plan amendments | (3) | — | (3) | (30) | — | (30) |
| Benefits paid | (19) | (1) | (20) | (17) | (1) | (18) |
| Curtailment gain | — | — | — | — | (2) | (2) |
| Benefit obligation at end of period | $ 252 | $ 21 | $ 273 | $ 244 | $ 20 | $ 264 |
| Funded status | $(252) | $ (21) | $(273) | $(244) | $ (20) | $(264) |
| **Amounts Recognized in the Consolidated Balance Sheets** | | | | | | |
| Accrued benefit obligation – current | $ (20) | $ (1) | $ (21) | $ (24) | $ (1) | $ (25) |
| Accrued benefit obligation – non-current | (232) | (20) | (252) | (220) | (19) | (239) |
| Net amount recognized | $(252) | $ (21) | $(273) | $(244) | $ (20) | $(264) |
| **Amounts Recorded in Accumulated OCI** | | | | | | |
| Net actuarial gain | $ 4 | $ 5 | $ 9 | $ 24 | $ 5 | $ 29 |
| Net prior service credit | 28 | — | 28 | 30 | — | 30 |
| Net amount recognized | $ 32 | $ 5 | $ 37 | $ 54 | $ 5 | $ 59 |

## 17. POSTEMPLOYMENT AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (continued)

### Weighted-Average Assumptions Used to Determine Benefit Obligations

The following table presents the discount rates used to determine the benefit obligations:

| | Dec. 31, | |
|---|---|---|
| | 2012 | 2011 |
| United States plans | 3.50% | 4.35% |
| Non-United States plans | 3.80% | 4.10% |

### Components of Net Periodic Postretirement Benefit Cost

The following table presents the components of net periodic postretirement benefit cost (in millions):

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Service cost | $ 3 | $ 3 | $ 3 |
| Interest cost | 11 | 14 | 15 |
| Amortization of prior service cost | (4) | — | — |
| Amortization of actuarial gain | (3) | (1) | — |
| Curtailment gain | (1) | (2) | — |
| Net periodic postretirement benefit cost | $ 6 | $ 14 | $ 18 |

### Weighted-Average Assumptions Used to Determine Net Periodic Postretirement Benefit Cost

The following table presents the discount rates used to determine net periodic postretirement benefit cost:

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| United States plans | 4.35% | 5.05% | 5.60% |
| Non-United States plans | 4.10% | 4.80% | 5.15% |

The following table presents health care cost trend rates used to determine net periodic postretirement benefit cost, as well as information regarding the ultimate rate and the year in which their ultimate rate is reached:

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| United States plans | | | |
| Initial rate at end of year | 7.00% | 7.00% | 7.00% |
| Ultimate rate | 5.00% | 5.00% | 5.00% |
| Year in which ultimate rate is reached | 2022 | 2021 | 2020 |
| Non-United States plans | | | |
| Initial rate at end of year | 6.50% | 6.80% | 7.00% |
| Ultimate rate | 4.80% | 4.80% | 4.80% |
| Year in which ultimate rate is reached | 2019 | 2019 | 2019 |

**OWENS CORNING AND SUBSIDIARIES**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)**

## 17. POSTEMPLOYMENT AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (continued)

The health care cost trend rate assumption can have a significant effect on the amounts reported. To illustrate, a one-percentage point change in the December 31, 2012 assumed health care cost trend rate would have the following effects (in millions):

| | 1-Percentage Point | |
|---|---|---|
| | **Increase** | **Decrease** |
| Increase (decrease) in total service cost and interest cost components of net periodic postretirement benefit cost | $ 1 | $(1) |
| Increase (decrease) of accumulated postretirement benefit obligation | $10 | $(9) |

**Accumulated Other Comprehensive Earnings (Deficit)**

For the year ended December 31, 2012, the Company recorded a debit of $14 million, net of tax, to OCI. Approximately $5 million of the $37 million balance in accumulated OCI is expected to be recognized as net periodic postretirement benefit cost during 2013. For the year ended December 31, 2011, the Company recorded a credit of $19 million, net of tax, to OCI.

**Estimated Future Benefit Payments**

The following table shows estimated future benefit payments from the Company's postretirement benefit plans (in millions):

| Year | Estimated Benefit Payments |
|---|---|
| 2013 | $22 |
| 2014 | $22 |
| 2015 | $22 |
| 2016 | $21 |
| 2017 | $21 |
| 2018-2022 | $95 |

**Postemployment Benefits**

The Company may also provide benefits to former or inactive employees after employment but before retirement under certain conditions. These benefits include continuation of benefits such as health care and life insurance coverage. The accrued postemployment benefits liability at December 31, 2012 and 2011 was $22 million and $28 million, respectively. The net periodic postemployment benefit expense was $1 million for each of the years ended December 31, 2012, 2011 and 2010, respectively.

## 18. CONTINGENT LIABILITIES AND OTHER MATTERS

The Company is involved in various legal proceedings relating to employment, product liability and other matters. The Company regularly reviews the status of these proceedings along with legal counsel. Liabilities for such items are recorded when it is probable that the liability has been incurred and when the amount of the

## 18. CONTINGENT LIABILITIES AND OTHER MATTERS (continued)

liability can be reasonably estimated. Liabilities are adjusted when additional information becomes available. Management believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's operations or financial condition taken as a whole.

### Litigation

The Company has nothing to report under this item.

### Environmental Matters

We have been deemed by the United States Environmental Protection Agency to be a Potentially Responsible Party ("PRP") with respect to certain sites under the Comprehensive Environmental Response Compensation and Liability Act. We have also been deemed a PRP under similar state or local laws and in other instances other PRPs have brought suits against us as a PRP for contribution under such federal, state, or local laws. At December 31, 2012, we had environmental remediation liabilities as a PRP at 19 sites where we have a continuing legal obligation to either complete remedial actions or contribute to the completion of remedial actions as part of a group of PRPs. For these sites we estimate a reserve to reflect environmental liabilities that have been asserted or are probable of assertion, in which liabilities are probable and reasonably estimable. At December 31, 2012, our reserve for such liabilities was $7 million.

### Kearny, New Jersey Manufacturing Facility

During the week of October 29, 2012, the Company experienced a flood at its Kearny New Jersey manufacturing facility as a result of Hurricane Sandy. This facility is insured for property damage and business interruption losses related to such events, subject to deductibles and policy limits. In 2012, the Company incurred $9 million in losses (net of insurance proceeds) related to the Hurricane of which $6 million are related to losses reported in Cost of Sales with the remaining $3 million being reported in Other expenses (income) on the Consolidated Statements of Earnings (loss). As of December 31, 2012, we have received insurance advances of $20 million that have been presented on the statement of cash flows as an investing activity based on the nature of the insured items. We are still assessing the damages and currently do not have a full estimate of the total property damage costs and business interruption losses. The Company believes these costs/losses will be substantially covered by insurance. Also, the timing of any recoveries may result in expenses being taken in periods before the insurance receipts are recorded or received.

## 19. STOCK COMPENSATION

### 2010 Stock Plan

On April 22, 2010, the Company's stockholders approved the Owens Corning 2010 Stock Plan (the "2010 Stock Plan") which replaced the Owens Corning 2006 Stock Plan (the "2006 Stock Plan"), as amended and restated. The 2010 Stock Plan authorizes grants of stock options, stock appreciation rights, stock awards, restricted stock awards, restricted stock units, bonus stock awards and performance stock awards. Such shares of common stock include shares that were available but not granted, or which were granted but were not issued or delivered due to expiration, termination, cancellation or forfeiture of such awards. At December 31, 2012, the number of shares remaining available under the 2010 Stock Plan for all stock awards was 2.8 million.

## 19. STOCK COMPENSATION (continued)

Stock Options

The Company has granted stock options under its stockholder approved stock plans. The Company calculates a weighted-average grant-date fair value using a Black-Scholes valuation model for options granted. Compensation expense for options is measured based on the fair market value of the option on the date of grant, and is recognized on a straight-line basis over a four year vesting period. In general, the exercise price of each option awarded was equal to the market price of the Company's common stock on the date of grant and an option's maximum term is 10 years. The volatility assumption was based on a benchmark study of our peers.

During 2012, 409,700 stock options were granted with a weighted-average grant date fair value of $15.27. Assumptions used in the Company's Black-Scholes valuation model to estimate the grant date fair value were expected volatility of 45.8%, expected dividends of 0%, expected term of 6.26 years and a risk-free interest rate of 1.1%.

During 2011, 412,200 stock options were granted with a weighted-average grant date fair value of $15.85. Assumptions used in the Company's Black-Scholes valuation model to estimate the grant date fair value were expected volatility of 44.3%, expected dividends of 0%, expected term of 6.26 years and a risk-free interest rate of 2.6%.

During 2010, 515,200 stock options were granted with a weighted-average grant date fair value of $11.87. Assumptions used in the Company's Black-Scholes valuation model to estimate the grant date fair value were expected volatility of 52.0%, expected dividends of 0%, expected term of 6.25 years and a risk-free interest rate of 2.8%.

During the years ended December 31, 2012, 2011 and 2010, the Company recognized expense of $5 million, $4 million and $3 million respectively, related to the Company's stock options. As of December 31, 2012 there was $8 million of total unrecognized compensation cost related to stock options. That cost is expected to be recognized over a weighted-average period of 2.52 years. The total aggregate intrinsic value of options outstanding as of December 31, 2012, 2011, and 2010 was $28 million, $12 million and $19 million, respectively. Cash received from option exercises was $12 million, $10 million and $2 million for the years ended December 31, 2012, 2011 and 2010, respectively. Tax benefits realized from tax deductions associated with option exercises totaled $2 million, $1 million and less than $1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The following table summarizes the Company's stock option activity:

| | Twelve Months Ended Dec. 31, 2012 | | Twelve Months Ended Dec. 31, 2011 | | Twelve Months Ended Dec. 31, 2010 | |
|---|---|---|---|---|---|---|
| | Number of Options | Weighted-Average Exercise Price | Number of Options | Weighted-Average Exercise Price | Number of Options | Weighted-Average Exercise Price |
| Beginning Balance | 3,293,545 | $26.26 | 3,397,858 | $25.06 | 3,002,470 | $25.02 |
| Granted | 409,700 | 33.73 | 412,200 | 33.98 | 515,200 | 25.63 |
| Exercised | (520,120) | 22.65 | (374,738) | 25.78 | (84,050) | 28.74 |
| Forfeited | (157,905) | 28.48 | (141,775) | 21.19 | (35,762) | 21.09 |
| Ending Balance | 3,025,220 | $27.78 | 3,293,545 | $26.26 | 3,397,858 | $25.06 |

## 19. STOCK COMPENSATION (continued)

The following table summarizes information about the Company's options outstanding and exercisable:

| Options Outstanding | | | | Options Exercisable | | |
|---|---|---|---|---|---|---|
| | | Weighted-Average | | | Weighted-Average | |
| Range of Exercise Prices | Options Outstanding | Remaining Contractual Life | Exercise Price | Number Exercisable at Dec. 31, 2012 | Remaining Contractual Life | Exercise Price |
| $7.57 - $34.94 | 3,025,220 | 5.70 | $ 27.78 | 2,062,803 | 4.65 | $ 27.21 |

Restricted Stock Awards and Restricted Stock Units

The Company has granted restricted stock awards and restricted stock units (collectively referred to as "restricted stock") under its stockholder approved stock plans. Compensation expense for restricted stock is measured based on the market price of the stock at date of grant and is recognized on a straight-line basis over the four year vesting period. Stock restrictions are subject to alternate vesting plans for death, disability, approved early retirement and involuntary termination, over various periods ending in 2015.

During the years ended December 31, 2012, 2011 and 2010, the Company recognized expense of $15 million, $13 million and $15 million respectively, related to the Company's restricted stock. As of December 31, 2012, there was $23 million of total unrecognized compensation cost related to restricted stock. That cost is expected to be recognized over a weighted-average period of 2.66 years. The total grant date fair value of shares vested during the years ended December 31, 2012, 2011 and 2010, was $12 million, $9 million and $17 million, respectively.

A summary of the status of the Company's plans that had restricted stock issued as of December 31, 2012, 2011 and 2010 and changes during the twelve months ended December 31, 2012, 2011 and 2010 are presented below:

| | Twelve Months Ended Dec. 31, 2012 | | Twelve Months Ended Dec. 31, 2011 | | Twelve Months Ended Dec. 31, 2010 | |
|---|---|---|---|---|---|---|
| | Number of Shares | Weighted-Average Grant Date Fair Value | Number of Shares | Weighted-Average Grant Date Fair Value | Number of Shares | Weighted-Average Grant Date Fair Value |
| Beginning Balance | 1,941,742 | $23.83 | 1,987,705 | $19.74 | 2,177,953 | $17.35 |
| Granted | 638,618 | 33.43 | 565,982 | 33.47 | 740,375 | 26.25 |
| Vested | (544,528) | 22.38 | (476,650) | 18.82 | (873,490) | 19.35 |
| Forfeited | (160,767) | 28.36 | (135,295) | 21.67 | (57,133) | 18.96 |
| Ending Balance | 1,875,065 | $27.14 | 1,941,742 | $23.83 | 1,987,705 | $19.74 |

Performance Stock Awards and Performance Stock Units

The Company has granted performance stock awards and performance stock units (collectively referred to as "PSUs") as a part of its long-term incentive plan, of which 50 percent will be settled in stock and 50 percent will be settled in cash. The amount of PSUs ultimately distributed is contingent on meeting various stockholder return goals.

## 19. STOCK COMPENSATION (continued)

Compensation expense for PSUs settled in stock is measured based on the grant date fair value and is recognized on a straight-line basis over the vesting period. Compensation expense for PSUs settled in cash is measured based on the fair value at the end of each quarter and is recognized on a straight-line basis over the vesting period. Vesting will be pro-rated based on the number of full months employed during the performance period in the case of death, disability, change in control or involuntary termination, and pro-rated awards earned will be paid at the end of the three-year period.

During 2012, 2011, and 2010, the Company granted PSUs. The 2012, 2011, and 2010 grants vest after a three-year period based on the Company's total stockholder return relative to the performance of the components of the S&P 500 Index for the respective three-year period. The amount of PSUs earned will vary from 0% to 200% of PSUs awarded depending on the relative stockholder return performance.

For all PSUs, respectively, during the period ended December 31, 2012, 2011 and 2010, the Company recognized expense of $13 million, $7 million and $13 million. As of December 31, 2012, there was $10 million of total unrecognized compensation cost related to PSUs. That cost is expected to be recognized over a weighted-average period of 1.7 years.

*2012 Grant*

For the 2012 grant, the portion of the PSUs settled in cash will be revalued every reporting period until the award is fully vested. As a result, compensation expense recognized will be adjusted and previous surplus compensation expense recognized will be reversed or additional expense will be recognized. For the period ended December 31, 2012, the Company estimated the fair value of the cash PSUs granted using a Monte Carlo simulation that used various assumptions that include expected volatility of 35.6%, a risk free rate of 0.3% and an expected term of 2.00 years. Expected volatility was based on a benchmark study of our peers. The risk-free interest rate was based on zero coupon United States Treasury bills at the time of revaluation. The expected term represents the period beginning December 31, 2012 to the end of the three-year performance period.

For the 2012 grant, the fair value of the portion of PSUs settled in stock was estimated at the grant date using a Monte Carlo simulation that used various assumptions that include expected volatility of 48.2%, a risk free interest rate of 0.3% and an expected term of 2.91 years. Expected volatility was based on a benchmark study of our peers. The risk-free interest rate was based on zero coupon United States Treasury bills at the grant date. The expected term represents the period from the grant date to the end of the three-year performance period.

*2011 Grant*

For the 2011 grant, the portion of the PSUs settled in cash will be revalued every reporting period until the award is fully vested. As a result, compensation expense recognized will be adjusted and previous surplus compensation expense recognized will be reversed or additional expense will be recognized. For the period ended December 31, 2012, the Company estimated the fair value of the cash PSUs granted using a Monte Carlo simulation that used various assumptions that include expected volatility of 30.6%, a risk free rate of 0.1% and an expected term of 1.00 year. Expected volatility was based on a benchmark study of our peers. The risk-free interest rate was based on zero coupon United States Treasury bills at the time of revaluation. The expected term represents the period beginning December 31, 2012 to the end of the three-year performance period.

## 19. STOCK COMPENSATION (continued)

For the 2011 grant, the fair value of the portion of PSUs settled in stock was estimated at the grant date using a Monte Carlo simulation that used various assumptions that include expected volatility of 57.2%, a risk free interest rate of 1.1% and an expected term of 2.9 years. Expected volatility was based on a benchmark study of our peers. The risk-free interest rate was based on zero coupon United States Treasury bills at the grant date. The expected term represents the period from the grant date to the end of the three-year performance period.

*2010 Grant*

For the 2010 grant, the portion of the PSUs settled in cash is revalued every reporting period until the award is fully vested. As a result, compensation expense recognized will be adjusted and previous surplus compensation expense recognized will be reversed or additional expense will be recognized. For the period ended December 31, 2012, the Company estimated the fair value of the PSUs settled in cash using a Monte Carlo simulation that used various assumptions that include expected volatility of 22.6%, a risk-free interest rate of 0% and an expected term of 0 years, which is the remaining life of the grant. Expected volatility was based on a benchmark study of our peers. The risk-free interest rate was based on zero coupon United States Treasury bills at the time of revaluation. The expected term represents the period beginning December 31, 2012 to the end of the three-year performance period.

For the 2010 grant, the fair value of the portion of PSUs settled in stock was estimated at the grant date using a Monte Carlo simulation that used various assumptions that include expected volatility of 58.8%, a risk-free interest rate of 1.4% and an expected term of 2.9 years, which was the remaining life of the grant. Expected volatility was based on a benchmark study of our peers. The risk-free interest rate was based on zero coupon United States Treasury bills at the grant date. The expected term represents the period from the grant date to the end of the three-year performance period.

| | Twelve Months Ended Dec. 31, 2012 | | Twelve Months Ended Dec. 31, 2011 | | Twelve Months Ended Dec. 31, 2010 | |
|---|---|---|---|---|---|---|
| | Number of PSUs | Weighted-Average Grant Date Fair Value | Number of PSUs | Weighted-Average Grant Date Fair Value | Number of PSUs | Weighted-Average Grant Date Fair Value |
| Beginning Balance | 508,616 | $42.24 | 754,603 | $19.66 | 1,064,293 | $20.74 |
| Granted | 256,400 | 47.97 | 354,564 | 48.61 | 470,583 | 36.52 |
| Vested | (260,580) | 36.52 | (526,608) | 16.45 | (739,115) | 31.15 |
| Forfeited/cancelled | (91,526) | 43.45 | (73,943) | 25.98 | (41,158) | 34.06 |
| Ending Balance | 412,910 | $49.14 | 508,616 | $42.24 | 754,603 | $19.66 |

## OWENS CORNING AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

### 20. ACCUMULATED OTHER COMPREHENSIVE INCOME

A summary of the balances within each classification of accumulated OCI (deficit) as of December 31, 2012 and 2011 follows (in millions):

| | Twelve Months Ended Dec. 31, | |
|---|---|---|
| | 2012 | 2011 |
| Currency translation adjustment | $ 29 | $ 24 |
| Pension and other postretirement adjustment, net of tax | (393) | (337) |
| Deferred loss on hedging transactions, net of tax | — | (2) |
| Accumulated OCI (deficit) | $(364) | $(315) |

### 21. WARRANTS

The Company issued 17.5 million Series A warrants (representing the right to purchases one share of the Company's common stock for $43.00) and 7.8 million Series B warrants (representing the right to purchase one share of the Company's common stock for $45.25) on October 31, 2006, all of which remain outstanding and exercisable as of December 31, 2012. Such warrants expire on October 31, 2013. The Company has accounted for these warrants as equity instruments since there is no option for cash or net-cash settlement when the warrants are exercised. Future exercises and forfeitures will reduce the amount of warrants. Exercises will increase the amount of common stock outstanding and additional paid in capital.

The aggregate fair value of the warrants at October 31, 2006 of $143 million and $60 million for the Series A warrants and Series B warrants, respectively, was estimated using the Black-Scholes valuation method with the following weighted-average assumptions:

| | Warrants | |
|---|---|---|
| | Series A | Series B |
| Expected annual dividends | 1.5% | 1.5% |
| Risk free interest rate | 4.6% | 4.6% |
| Expected term (in years) | 7.0 | 7.0 |
| Volatility | 34.0% | 34.0% |

**OWENS CORNING AND SUBSIDIARIES**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)**

## 22. EARNINGS PER SHARE

The following table summarizes the number of shares outstanding as well as our basic and diluted earnings per share for the years ended December 31, 2012, 2011 and 2010 (in millions, except per share amounts):

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net earnings (loss) attributable to Owens Corning | $ (19) | $ 276 | $ 933 |
| Weighted-average number of shares outstanding used for basic earnings per share | 119.4 | 122.5 | 125.6 |
| Non-vested restricted and performance shares | — | 0.7 | 0.8 |
| Options to purchase common stock | — | 0.3 | 0.2 |
| Weighted-average number of shares outstanding and common equivalent shares used for diluted earnings per share | 119.4 | 123.5 | 126.6 |
| Earnings (loss) per common share attributable to Owens Corning common stockholders: | | | |
| Basic | $(0.16) | $ 2.25 | $ 7.43 |
| Diluted | $(0.16) | $ 2.23 | $ 7.37 |

Basic earnings (loss) per share is calculated by dividing earnings (loss) attributable to Owens Corning by the weighted-average number of shares of the Company's common stock outstanding during the period. Outstanding shares consist of issued shares less treasury stock.

On April 19, 2012, the Company approved a new share buy-back program under which the Company is authorized to repurchase up to 10 million shares of the Company's outstanding common stock (the "2012 Repurchase Program"). The 2012 Repurchase Program is in addition to the share buy-back program announced August 4, 2010, (the "2010 Repurchase Program" and collectively with the 2012 Repurchase Program, the "Repurchase Programs"). The Repurchase Programs authorize the Company to repurchase shares through the open market, privately negotiated, or other transactions. The actual number of shares repurchased will depend on timing, market conditions and other factors and will be at the Company's discretion. During the year ended December 31, 2012, 3.7 million shares were repurchased under the Repurchase Programs. As of December 31, 2012, 10 million shares remain available for repurchase under the Repurchase Programs.

For the year ended December 31, 2012, the number of shares used in the calculation of diluted earnings (loss) per share did not include 0.2 million performance shares, 0.5 million non-vested restricted shares, 0.6 million options to purchase common stock, 17.5 million common equivalent shares from Series A Warrants or 7.8 million common equivalent shares from Series B Warrants due to their anti-dilutive effect.

For the year ended December 31, 2011, the number of shares used in the calculation of diluted earnings (loss) per share did not include 0.8 million options to purchase common stock, 17.5 million common equivalent shares from Series A Warrants or 7.8 million common equivalent shares from Series B Warrants due to their anti-dilutive effect.

For the year ended December 31, 2010, the number of shares used in the calculation of diluted earnings (loss) per share did not include 0.2 million performance shares, 2.4 million options to purchase common stock, 17.5 million common equivalent shares from Series A Warrants or 7.8 million common equivalent shares from Series B Warrants due to their anti-dilutive effect.

**OWENS CORNING AND SUBSIDIARIES**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)**

## 23. FAIR VALUE MEASUREMENT

### Items Measured at Fair Value

The Company classifies and discloses assets and liabilities carried at fair value in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the fair values, and levels within the fair value hierarchy in which the fair value measurements fall, for assets and liabilities measured on a recurring basis as of December 31, 2012 (in millions):

| | Total Measured at Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| **Assets:** | | | | |
| Cash equivalents | $ 1 | $ 1 | $— | $— |
| Term deposits | 1 | 1 | | |
| Derivative assets | 1 | — | 1 | — |
| Total assets | $ 3 | $ 2 | $ 1 | $— |
| **Liabilities:** | | | | |
| Derivative liabilities | $(4) | $— | $ (4) | $— |
| Total liabilities | $(4) | $— | $ (4) | $— |

The following table summarizes the fair values, and levels within the fair value hierarchy in which the fair value measurements fall, for assets and liabilities measured on a recurring basis as of December 31, 2011 (in millions):

| | Total Measured at Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| **Assets:** | | | | |
| Cash equivalents | $11 | $ 11 | $— | $— |
| Derivative assets | 3 | — | 3 | — |
| Total assets | $14 | $ 11 | $ 3 | $— |
| **Liabilities:** | | | | |
| Derivative liabilities | $ (6) | $— | $ (6) | $— |
| Total liabilities | $ (6) | $— | $ (6) | $— |

## 23. FAIR VALUE MEASUREMENT (continued)

Cash equivalents, by their nature, utilize Level 1 inputs in determining fair value. The Company measures the value of its natural gas hedge contracts and foreign currency forward contracts using Level 2 inputs. The fair value of the Company's natural gas hedges is determined by a mark to market valuation based on forward curves using observable market prices and the fair value of its foreign currency forward contracts is determined using observable market transactions in over-the-counter markets.

**Items Disclosed at Fair Value**

Long-term notes receivable

The fair value has been calculated using the expected future cash flows discounted at market interest rates. The Company believes that the carrying amounts reasonably approximate the fair values of long-term notes receivable. Long-term notes receivable were $53 million as of December 31, 2012 and are included in other non-current assets on the Consolidated Balance Sheets.

Long-term debt

The fair value of the Company's long-term debt has been calculated based on quoted market prices for the same or similar issues, or on the current rates offered to the Company for debt of the same remaining maturities.

As of December 31, 2012, the Company's 6.50% senior notes due 2016 were trading at approximately 112% of par value, the 7.00% senior notes due 2036 were trading at approximately 109% of par value, the 9.00% senior notes due 2019 were trading at approximately 127% of par value and the 4.20% senior notes due 2022 were trading at approximately 102% of par value.

At December 31, 2012, the Company determined that the book value of the remaining long-term debt instruments approximates market value. This approach, using level 1 inputs and utilizing indicative market rates for a new debt issuance, approximated the fair value of the remaining long-term debt at $268 million.

**OWENS CORNING AND SUBSIDIARIES**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)**

## 24. INCOME TAXES

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| Earnings before taxes: | | | |
| United States | $ 31 | $202 | $ 2 |
| Foreign | (71) | 151 | 94 |
| Total | $(40) | $353 | $ 96 |
| Income tax expense (benefit): | | | |
| Current | | | |
| United States | $ 1 | $ (14) | $ 49 |
| State and local | (2) | 2 | — |
| Foreign | 20 | 28 | 27 |
| Total current | 19 | 16 | 76 |
| Deferred | | | |
| United States | (22) | 61 | (881) |
| State and local | 2 | 7 | (55) |
| Foreign | (27) | (10) | 20 |
| Total deferred | (47) | 58 | (916) |
| Total income tax expense (benefit) | $(28) | $ 74 | $(840) |

The reconciliation between the United States federal statutory rate and the Company's effective income tax rate from continuing operations is:

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| United States federal statutory rate | (35)% | 35 % | 35 % |
| State and local income taxes, net of federal tax benefit | (5) | 2 | 2 |
| Foreign tax rate differential | (60) | (10) | (30) |
| US tax expense/benefit on foreign earnings/loss | (62) | (1) | (2) |
| Valuation allowance | 127 | 2 | (944) |
| Uncertain tax positions and settlements | (2) | (3) | 53 |
| Goodwill | — | — | 11 |
| Other, net | (33) | (4) | — |
| Effective tax rate | (70)% | 21 % | (875)% |

As of December 31, 2012, the Company has not recorded a deferred tax liability of approximately $235 million for withholding or United States federal income taxes on approximately $1.210 billion of accumulated undistributed earnings of its foreign subsidiaries and affiliates as they are considered by management to be permanently reinvested.

At December 31, 2012, the Company had federal, state and foreign net operating loss carryforwards of $2.3 billion, $3.3 billion and $807 million, respectively. If not utilized, the federal and state net operating loss

## 24. INCOME TAXES (continued)

carryforwards will expire through 2032 while the foreign net operating loss carryforwards will begin to expire in 2013, with the majority having no expiration date. Certain of these loss carryforwards are subject to limitation as a result of the changes of control that resulted from the Company's emergence from bankruptcy in 2006 and the acquisition of certain foreign entities in 2007. However, the Company believes that these limitations on its loss carryforwards will not result in a forfeiture of any of the carryforwards.

The cumulative temporary differences giving rise to the deferred tax assets and liabilities at December 31, 2012 and 2011 are as follows (in millions):

| | 2012 | | 2011 | |
|---|---|---|---|---|
| | Deferred Tax Assets | Deferred Tax Liabilities | Deferred Tax Assets | Deferred Tax Liabilities |
| Other employee benefits | $ 160 | $— | $ 166 | $— |
| Pension plans | 161 | — | 136 | — |
| Operating loss carryforwards | 1,080 | — | 1,040 | — |
| Depreciation | — | 332 | — | 376 |
| Amortization | — | 373 | — | 380 |
| State and local taxes | 5 | — | 4 | — |
| Other | 173 | — | 155 | — |
| Subtotal | 1,579 | 705 | 1,501 | 756 |
| Valuation allowances | (228) | — | (187) | — |
| Total deferred taxes | $1,351 | $705 | $1,314 | $756 |

The Company had current deferred tax assets of $80 million and $71 million which are included in other current assets in the Consolidated Balance Sheets as of December 31, 2012 and 2011, respectively.

Deferred income taxes are provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured under enacted tax laws and regulations, as well as NOLs, tax credit and other carryforwards. A valuation allowance will be recorded to reduce deferred tax assets if, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

The valuation allowance of $228 million and $187 million as of December 31, 2012 and 2011, respectively, related to tax assets for certain state and foreign jurisdictions.

The Company, or one of its subsidiaries, files income tax returns in the United States and other foreign jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2008 or state and foreign examinations for years before 2001. Due to the potential for resolution of federal, state and foreign examinations, and the expiration of various statutes of limitation, it is reasonably possible that the gross unrecognized tax benefits balance may change within the next 12 months by a range of zero to $65 million.

## 24. INCOME TAXES (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

| | Twelve Months Ended Dec. 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Balance at beginning of period | $170 | $210 | $167 |
| Tax positions related to the current year | | | |
| Gross additions | 12 | 8 | 64 |
| Gross reductions | — | — | (18) |
| Tax positions related to prior years | | | |
| Gross additions | 7 | 6 | 88 |
| Gross reductions | (14) | (46) | (64) |
| Settlements | (13) | (7) | (24) |
| Lapses on statutes of limitations | (1) | (1) | (3) |
| Balance at end of period | $161 | $170 | $210 |

The Company classifies all interest and penalties as income tax expense. As of December 31, 2012, 2011 and 2010, the Company recognized $10 million, $13 million and $20 million respectively, in liabilities for tax related interest and penalties on its Consolidated Balance Sheets and $(3) million, $(15) million and $0 million, respectively, of interest and penalty expense on its Consolidated Statements of Earnings (Loss). If these unrecognized tax benefits were to be recognized as of December 31, 2012, the Company's income tax expense would decrease by about $133 million.

## 25. ACCOUNTING PRONOUNCEMENTS

In July 2012, the Financial Accounting Standards Board issued updated guidance on the periodic testing of indefinite-lived intangible assets for impairment. The updated guidance gives companies the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount and, thus, whether further impairment testing is necessary. The updated accounting guidance is effective for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company believes there will be no impact on its Consolidated Financial Statements.

In June 2011, the Financial Accounting Standards Board issued authoritative guidance on the presentation of comprehensive income requiring companies to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present components of other comprehensive income as part of the Consolidated Statements of Stockholders' Equity. There are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. The amendments in this update are to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company elected to present the new requirements in two separate but consecutive statements.

## OWENS CORNING AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

### 26. QUARTERLY FINANCIAL INFORMATION (unaudited)

Select quarterly financial information is presented in the tables below for the quarterly periods of 2012 and 2011, respectively (in millions, except per share amounts):

| | Quarter | | | |
|---|---|---|---|---|
| | First | Second | Third | Fourth |
| **2012** | | | | |
| Net sales | $1,346 | $1,391 | $1,276 | $1,159 |
| Cost of sales | 1,160 | 1,152 | 1,074 | 989 |
| Gross margin | 186 | 239 | 202 | 170 |
| Earnings (loss) before interest and taxes | (12) | 85 | 59 | 16 |
| Interest expense, net | 28 | 28 | 29 | 29 |
| Income tax expense (benefit) | 5 | 17 | (14) | (36) |
| Net earnings (loss) attributable to Owens Corning | $ (46) | $ 39 | $ 44 | $ (56) |
| BASIC EARNINGS (LOSS) PER COMMON SHARE ATTRIBUTABLE TO OWENS CORNING COMMON STOCKHOLDERS | $ (0.38) | $ 0.32 | $ 0.37 | $ (0.47) |
| DILUTED EARNINGS (LOSS) PER COMMON SHARE ATTRIBUTABLE TO OWENS CORNING COMMON STOCKHOLDERS | $ (0.38) | $ 0.32 | $ 0.37 | $ (0.47) |

During the first, second, third, and fourth quarter 2012 the Company recorded additional pre-tax income (expense) of ($4) million ($3 million after tax expense), $1 million ($1 million after tax), ($7) million ($3 million after tax expense), and ($3) million ($2 million after tax expense) respectively; related to prior periods. The effect was not material to previously issued financial statements.

| | Quarter | | | |
|---|---|---|---|---|
| | First | Second | Third | Fourth |
| **2011** | | | | |
| Net sales | $1,238 | $1,451 | $1,450 | $1,196 |
| Cost of sales | 1,036 | 1,172 | 1,133 | 966 |
| Gross margin | 202 | 279 | 317 | 230 |
| Earnings before interest and taxes | 61 | 135 | 177 | 88 |
| Interest expense, net | 25 | 28 | 28 | 27 |
| Income tax expense | 11 | 29 | 23 | 11 |
| Net earnings attributable to Owens Corning | $ 24 | $ 78 | $ 124 | $ 50 |
| BASIC EARNINGS PER COMMON SHARE ATTRIBUTABLE TO OWENS CORNING COMMON STOCKHOLDERS | $ 0.19 | $ 0.63 | $ 1.02 | $ 0.41 |
| DILUTED EARNINGS PER COMMON SHARE ATTRIBUTABLE TO OWENS CORNING COMMON STOCKHOLDERS | $ 0.19 | $ 0.62 | $ 1.01 | $ 0.41 |

During the three months ended March 31, 2011, the Company recorded additional pre-tax income of $4 million ($4 million after tax) related to prior periods. The effect was not material to previously issued financial statements.

## 27. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

The following Condensed Consolidating Financial Statements present the financial information required with respect to those entities which guarantee certain of the Company's debt. The Condensed Consolidating Financial Statements are presented on the equity method. Under this method, the investments in subsidiaries are recorded at cost and adjusted for the Company's share of the subsidiaries' cumulative results of operations, capital contributions, distributions and other equity changes. The principal elimination entries eliminate investment in subsidiaries and intercompany balances and transactions.

### Guarantor and Nonguarantor Financial Statements

As described in Note 15, Owens Corning has issued $1.8 billion aggregate principal amount of Senior Notes. The Senior Notes and the Senior Credit Facilities are guaranteed, fully, unconditionally and jointly and severally, by each of Owens Corning's current and future 100% owned material domestic subsidiaries that is a borrower or a guarantor under Owens Corning's Credit Agreement, which permits changes to the named guarantors in certain situations (collectively, the "Guarantor Subsidiaries"). The remaining subsidiaries have not guaranteed the Senior Notes and the Senior Credit Facilities (collectively, the "Nonguarantor Subsidiaries").

The Company discovered that $105 million of interest payments on parent loans were not appropriately classified between the Parent and the Guarantor Subsidiaries within the 2010 Condensed Consolidating Statements of Cash Flows. The misclassification impacted previously reported Parent and Guarantor Subsidiaries net cash flow from operations and net cash flow from financing activities. In addition, the Company discovered that $265 million of pension liabilities and related deferred tax assets of $101 million were not appropriately classified between the Parent and Guarantor Subsidiaries within the 2010 Condensed Consolidating Balance Sheet. This item also resulted in insignificant revisions to the 2010 Condensed Consolidating Statements of Income. The effect of correcting these classifications was not material to the 2010 consolidating financial information, and related amounts presented for 2010 have been revised.

## OWENS CORNING AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

### 27. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

**OWENS CORNING AND SUBSIDIARIES**
**CONDENSED CONSOLIDATING STATEMENT OF EARNINGS (LOSS)**
**FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2012**
**(in millions)**

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|---|
| NET SALES | $ — | $3,616 | $1,932 | $(376) | $5,172 |
| COST OF SALES | (9) | 3,015 | 1,745 | (376) | 4,375 |
| Gross margin | 9 | 601 | 187 | — | 797 |
| OPERATING EXPENSES | | | | | |
| Marketing and administrative expenses | 112 | 259 | 138 | — | 509 |
| Science and technology expenses | — | 61 | 18 | — | 79 |
| Charges related to cost reduction actions | — | — | 51 | — | 51 |
| Other expenses | (37) | 24 | 23 | — | 10 |
| Total operating expenses | 75 | 344 | 230 | — | 649 |
| **EARNINGS BEFORE INTEREST AND TAXES** | (66) | 257 | (43) | — | 148 |
| Interest expense (income), net | 102 | 2 | 10 | — | 114 |
| Loss on extinguishment of debt | 74 | — | — | — | 74 |
| **EARNINGS (LOSS) BEFORE TAXES** | (242) | 255 | (53) | — | (40) |
| Income tax expense (benefit) | (92) | 64 | — | — | (28) |
| **EARNINGS (LOSS) BEFORE EQUITY IN NET EARNINGS OF SUBSIDIARIES AND AFFILIATES** | (150) | 191 | (53) | — | (12) |
| Equity in net earnings of subsidiaries | 131 | (55) | — | (76) | — |
| Equity in net earnings of affiliates | — | (5) | 1 | — | (4) |
| **NET EARNINGS (LOSS)** | (19) | 131 | (52) | (76) | (16) |
| Less: Net earnings attributable to noncontrolling interest | — | — | 3 | — | 3 |
| **NET EARNINGS (LOSS) ATTRIBUTABLE TO OWENS CORNING** | $ (19) | $ 131 | $ (55) | $ (76) | $ (19) |

## OWENS CORNING AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 27. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

### OWENS CORNING AND SUBSIDIARIES
### CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
### FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2011
### (in millions)

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|---|
| NET SALES | $— | $3,641 | $2,018 | $(324) | $5,335 |
| COST OF SALES | (23) | 3,015 | 1,639 | (324) | 4,307 |
| Gross margin | 23 | 626 | 379 | — | 1,028 |
| OPERATING EXPENSES | | | | | |
| Marketing and administrative expenses | 67 | 314 | 144 | — | 525 |
| Science and technology expenses | — | 61 | 16 | — | 77 |
| Other (income) expenses | (88) | 15 | 38 | — | (35) |
| Total operating expenses | (21) | 390 | 198 | — | 567 |
| **EARNINGS BEFORE INTEREST AND TAXES** | 44 | 236 | 181 | — | 461 |
| Interest expense (income), net | 105 | (3) | 6 | — | 108 |
| **EARNINGS (LOSS) BEFORE TAXES** | (61) | 239 | 175 | — | 353 |
| Income tax expense (benefit) | (23) | 72 | 25 | — | 74 |
| **EARNINGS (LOSS) BEFORE EQUITY IN NET EARNINGS (LOSS) OF SUBSIDIARIES AND AFFILIATES** | (38) | 167 | 150 | — | 279 |
| Equity in net earnings of subsidiaries | 314 | 149 | — | (463) | — |
| Equity in net earnings (loss) of affiliates | — | (2) | 4 | — | 2 |
| **NET EARNINGS** | 276 | 314 | 154 | (463) | 281 |
| Less: Net earnings attributable to noncontrolling interest | — | — | 5 | — | 5 |
| **NET EARNINGS ATTRIBUTABLE TO OWENS CORNING** | $276 | $ 314 | $ 149 | $(463) | $ 276 |

**OWENS CORNING AND SUBSIDIARIES**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)**

## 27. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

**OWENS CORNING AND SUBSIDIARIES**
**CONDENSED CONSOLIDATING STATEMENT OF EARNINGS**
**FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2010**
**(in millions)**

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|---|
| NET SALES | $— | $3,388 | $1,953 | $ (344) | $4,997 |
| COST OF SALES | (19) | 2,815 | 1,589 | (344) | 4,041 |
| Gross margin | 19 | 573 | 364 | — | 956 |
| OPERATING EXPENSES | | | | | |
| Marketing and administrative expenses | 43 | 332 | 141 | — | 516 |
| Science and technology expenses | — | 63 | 13 | — | 76 |
| Charges related to cost reduction actions | — | 2 | 27 | — | 29 |
| Other (income) expenses | (59) | 132 | 56 | — | 129 |
| Total operating expenses | (16) | 529 | 237 | — | 750 |
| **EARNINGS BEFORE INTEREST AND TAXES** | 35 | 44 | 127 | — | 206 |
| Interest expense (income), net | 116 | (7) | 1 | — | 110 |
| **EARNINGS BEFORE TAXES** | (81) | 51 | 126 | — | 96 |
| Income tax expense (benefit) | (59) | (831) | 50 | — | (840) |
| **EARNINGS BEFORE EQUITY IN NET EARNINGS OF SUBSIDIARIES AND AFFILIATES** | (22) | 882 | 76 | — | 936 |
| Equity in net earnings of subsidiaries | 950 | 67 | — | (1,017) | — |
| Equity in net earnings (loss) of affiliates | 5 | 1 | (2) | — | 4 |
| **NETS EARNINGS** | 933 | 950 | 74 | (1,017) | 940 |
| Less: Net earnings attributable to noncontrolling interest | — | — | 7 | — | 7 |
| **NET EARNINGS ATTRIBUTABLE TO OWENS CORNING** | $933 | $ 950 | $ 67 | $(1,017) | $ 933 |

## OWENS CORNING AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 27. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

### OWENS CORNING AND SUBSIDIARIES
### CONSOLIDATING STATEMENT OF COMPREHENSIVE EARNINGS (LOSS)
### FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2012
### (in millions)

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|---|
| **NET EARNINGS (LOSS)** | $ (19) | $131 | $ (52) | $ (76) | $(16) |
| Currency translation adjustment | 5 | — | — | — | 5 |
| Pension and other postretirement adjustment (net of tax) | (56) | — | — | — | (56) |
| Deferred income on hedging (net of tax) | 2 | — | — | — | 2 |
| **COMPREHENSIVE EARNINGS (LOSS)** | (68) | 131 | (52) | (76) | (65) |
| Less: Comprehensive earnings attributable to noncontrolling interest | — | — | 3 | — | 3 |
| **NET EARNINGS (LOSS) ATTRIBUTABLE TO OWENS CORNING** | $ (68) | $131 | $ (55) | $ (76) | $(68) |

### OWENS CORNING AND SUBSIDIARIES
### CONSOLIDATING STATEMENT OF COMPREHENSIVE EARNINGS
### FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2011
### (in millions)

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|---|
| **NET EARNINGS** | $276 | $314 | $154 | $(463) | $281 |
| Currency translation adjustment | (39) | — | — | — | (39) |
| Pension and other postretirement adjustment (net of tax) | (80) | — | — | — | (80) |
| Deferred income on hedging (net of tax) | (2) | — | — | — | (2) |
| **COMPREHENSIVE EARNINGS** | 155 | 314 | 154 | (463) | 160 |
| Less: Comprehensive earnings attributable to noncontrolling interest | — | — | 5 | — | 5 |
| **NET EARNINGS ATTRIBUTABLE TO OWENS CORNING** | $155 | $314 | $149 | $(463) | $155 |

## OWENS CORNING AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

### 27. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

**OWENS CORNING AND SUBSIDIARIES**
**CONSOLIDATING STATEMENT OF COMPREHENSIVE EARNINGS**
**FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2010**
**(in millions)**

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|---|
| **NET EARNINGS** | $933 | $950 | $ 74 | $(1,017) | $940 |
| Currency translation adjustment | 26 | — | — | — | 26 |
| Pension and other postretirement adjustment (net of tax) | (36) | — | — | — | (36) |
| Deferred income on hedging (net of tax) | 2 | — | — | — | 2 |
| **COMPREHENSIVE EARNINGS** | 925 | 950 | 74 | (1,017) | 932 |
| Less: Comprehensive earnings attributable to noncontrolling interest | — | — | 8 | — | 8 |
| **NET EARNINGS ATTRIBUTABLE TO OWENS CORNING** | $925 | $950 | $ 66 | $(1,017) | $924 |

## OWENS CORNING AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

### 27. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

**OWENS CORNING AND SUBSIDIARIES**
**CONDENSED CONSOLIDATING BALANCE SHEET**
**AS OF DECEMBER 31, 2012**
**(in millions)**

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| CURRENT ASSETS | | | | | |
| Cash and cash equivalents | $ — | $ 3 | $ 52 | $ — | $ 55 |
| Receivables, net | — | — | 600 | — | 600 |
| Due from affiliates | — | 2,528 | — | (2,528) | — |
| Inventories | — | 473 | 313 | — | 786 |
| Other current assets | — | 75 | 96 | — | 171 |
| Total current assets | — | 3,079 | 1,061 | (2,528) | 1,612 |
| Investment in subsidiaries | 6,877 | 2,489 | 558 | (9,924) | — |
| Due from affiliates | — | 65 | 1,022 | (1,087) | — |
| Property, plant and equipment, net | 374 | 1,294 | 1,235 | — | 2,903 |
| Goodwill | — | 1,068 | 75 | — | 1,143 |
| Intangible assets | — | 939 | 302 | (196) | 1,045 |
| Deferred income taxes | 54 | 525 | 25 | — | 604 |
| Other non-current assets | 67 | 74 | 120 | — | 261 |
| **TOTAL ASSETS** | $7,372 | $9,533 | $4,398 | $(13,735) | $7,568 |
| **LIABILITIES AND EQUITY** | | | | | |
| CURRENT LIABILITIES | | | | | |
| Accounts payable and accrued liabilities | $ 8 | $ 610 | $ 279 | $ — | $ 897 |
| Due to affiliates | 1,419 | — | 1,109 | (2,528) | — |
| Short-term debt | — | — | 5 | — | 5 |
| Long-term debt – current portion | — | 2 | 2 | — | 4 |
| Total current liabilities | 1,427 | 612 | 1,395 | (2,528) | 906 |
| Long-term debt, net of current portion | 1,884 | 28 | 164 | — | 2,076 |
| Due to affiliates | — | 1,022 | 65 | (1,087) | — |
| Pension plan liability | 331 | — | 149 | — | 480 |
| Other employee benefits liability | — | 254 | 20 | — | 274 |
| Deferred income taxes | — | — | 38 | — | 38 |
| Other liabilities | 192 | 182 | 41 | (196) | 219 |
| OWENS CORNING STOCKHOLDERS' EQUITY | | | | | |
| Common stock | 1 | — | — | — | 1 |
| Additional paid in capital | 3,925 | 6,541 | 2,062 | (8,603) | 3,925 |
| Accumulated earnings | 451 | 894 | 427 | (1,321) | 451 |
| Accumulated other comprehensive deficit | (364) | — | — | — | (364) |
| Cost of common stock in treasury | (475) | — | — | — | (475) |
| Total Owens Corning stockholders' equity | 3,538 | 7,435 | 2,489 | (9,924) | 3,538 |
| Noncontrolling interest | — | — | 37 | — | 37 |
| Total equity | 3,538 | 7,435 | 2,526 | (9,924) | 3,575 |
| **TOTAL LIABILITIES AND EQUITY** | $7,372 | $9,533 | $4,398 | $(13,735) | $7,568 |

## OWENS CORNING AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

### 27. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

**OWENS CORNING AND SUBSIDIARIES**
**CONDENSED CONSOLIDATING BALANCE SHEET**
**AS OF DECEMBER 31, 2011**
**(in millions)**

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| CURRENT ASSETS | | | | | |
| Cash and cash equivalents | $ — | $ — | $ 52 | $ — | $ 52 |
| Receivables, net | — | — | 730 | (120) | 610 |
| Due from affiliates | 529 | 2,369 | — | (2,898) | — |
| Inventories | — | 447 | 348 | — | 795 |
| Other current assets | 1 | 75 | 103 | — | 179 |
| Total current assets | 530 | 2,891 | 1,233 | (3,018) | 1,636 |
| Investment in subsidiaries | 6,587 | 2,369 | 533 | (9,489) | — |
| Due from affiliates | — | 63 | 997 | (1,060) | — |
| Property, plant and equipment, net | 384 | 1,278 | 1,242 | — | 2,904 |
| Goodwill | — | 1,069 | 75 | — | 1,144 |
| Intangible assets | — | 959 | 352 | (238) | 1,073 |
| Deferred income taxes | 71 | 448 | 19 | — | 538 |
| Other non-current assets | 60 | 72 | 100 | — | 232 |
| **TOTAL ASSETS** | $7,632 | $9,149 | $4,551 | $(13,805) | $7,527 |
| **LIABILITIES AND EQUITY** | | | | | |
| CURRENT LIABILITIES | | | | | |
| Accounts payable and accrued liabilities | $ 21 | $ 553 | $ 422 | $ (120) | $ 876 |
| Due to affiliates | 1,676 | 20 | 1,202 | (2,898) | — |
| Short-term debt | 8 | — | 20 | — | 28 |
| Long-term debt – current portion | — | 1 | 3 | — | 4 |
| Total current liabilities | 1,705 | 574 | 1,647 | (3,018) | 908 |
| Long-term debt, net of current portion | 1,709 | 29 | 192 | — | 1,930 |
| Due to affiliates | — | 997 | 63 | (1,060) | — |
| Pension plan liability | 293 | — | 142 | — | 435 |
| Other employee benefits liability | — | 247 | 20 | — | 267 |
| Deferred income taxes | — | — | 51 | — | 51 |
| Other liabilities | 224 | 182 | 27 | (238) | 195 |
| OWENS CORNING STOCKHOLDERS' EQUITY | | | | | |
| Common stock | 1 | — | — | — | 1 |
| Additional paid in capital | 3,907 | 6,357 | 1,889 | (8,246) | 3,907 |
| Accumulated earnings | 470 | 763 | 480 | (1,243) | 470 |
| Accumulated other comprehensive deficit | (315) | — | — | — | (315) |
| Cost of common stock in treasury | (362) | — | — | — | (362) |
| Total Owens Corning stockholders' equity | 3,701 | 7,120 | 2,369 | (9,489) | 3,701 |
| Noncontrolling interest | — | — | 40 | — | 40 |
| Total equity | 3,701 | 7,120 | 2,409 | (9,489) | 3,741 |
| **TOTAL LIABILITIES AND EQUITY** | $7,632 | $9,149 | $4,551 | $(13,805) | $7,527 |

## OWENS CORNING AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

### 27. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

**OWENS CORNING AND SUBSIDIARIES**
**CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS**
**FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2012**
**(in millions)**

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|---|
| NET CASH FLOW PROVIDED BY (USED FOR) OPERATING ACTIVITIES | $ (108) | $ 239 | $ 199 | $— | $ 330 |
| NET CASH FLOW USED FOR INVESTING ACTIVITIES | | | | | |
| Additions to plant and equipment | (35) | (174) | (123) | — | (332) |
| Proceeds from Hurricane Sandy | — | 20 | — | — | 20 |
| Proceeds from the sale of assets or affiliates | 42 | 5 | 12 | — | 59 |
| Net cash flow provided by (used for) investing activities | 7 | (149) | (111) | — | (253) |
| NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES | | | | | |
| Proceeds from senior revolving credit and receivables securitization facilities | 1,564 | — | 313 | — | 1,877 |
| Payments on senior revolving credit and receivables securitization facilities | (1,627) | — | (330) | — | (1,957) |
| Proceeds from long-term debt | 599 | — | — | — | 599 |
| Payments on long-term debt | (430) | — | (11) | — | (441) |
| Purchases of noncontrolling interests | — | (22) | — | — | (22) |
| Net decrease in short-term debt | (8) | — | (15) | — | (23) |
| Purchases of treasury stock | (113) | — | — | — | (113) |
| Other | 4 | — | — | — | 4 |
| Other intercompany loans | 112 | (65) | (47) | — | — |
| Net cash flow provided by (used for) financing activities | 101 | (87) | (90) | — | (76) |
| Effect of exchange rate changes on cash | — | — | 2 | — | 2 |
| Net increase (decrease) in cash and cash equivalents | — | 3 | — | — | 3 |
| Cash and cash equivalents at beginning of period | — | — | 52 | — | 52 |
| **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | $ — | $ 3 | $ 52 | $ — | $ 55 |

## OWENS CORNING AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

### 27. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

**OWENS CORNING AND SUBSIDIARIES**
**CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS**
**FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2011**
**(in millions)**

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|---|
| NET CASH FLOW PROVIDED BY (USED FOR) OPERATING ACTIVITIES | $ (70) | $ 236 | $ 123 | $— | $ 289 |
| NET CASH FLOW USED FOR INVESTING ACTIVITIES | | | | | |
| Additions to plant and equipment | (7) | (222) | (213) | — | (442) |
| Investment in subsidiaries and affiliates | — | (84) | — | — | (84) |
| Proceeds from the sale of assets or affiliates | — | 3 | 78 | — | 81 |
| Net cash flow used for investing activities | (7) | (303) | (135) | — | (445) |
| NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES | | | | | |
| Proceeds from senior revolving credit and receivables securitization facilities | 1,547 | — | 365 | — | 1,912 |
| Payments on senior revolving credit and receivables securitization facilities | (1,423) | — | (207) | — | (1,630) |
| Proceeds from long-term debt | — | — | 6 | — | 6 |
| Payments on long-term debt | — | — | (10) | — | (10) |
| Net increase in short-term debt | 8 | — | 18 | — | 26 |
| Purchases of treasury stock | (138) | — | — | — | (138) |
| Other | 8 | — | — | — | 8 |
| Other intercompany loans | 72 | 67 | (139) | — | — |
| Net cash flow provided by financing activities | 74 | 67 | 33 | — | 174 |
| Effect of exchange rate changes on cash | — | — | (18) | — | (18) |
| Net increase (decrease) in cash and cash equivalents | (3) | — | 3 | — | — |
| Cash and cash equivalents at beginning of period | 3 | — | 49 | — | 52 |
| **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | $ — | $ — | $ 52 | $ — | $ 52 |

## OWENS CORNING AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

### 27. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

**OWENS CORNING AND SUBSIDIARIES**
**CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS**
**FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2010**
**(in millions)**

| | Parent | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|---|
| NET CASH FLOW PROVIDED BY (USED FOR) OPERATING ACTIVITIES | $(105) | $ 370 | $ 223 | $— | $ 488 |
| NET CASH FLOW PROVIDED BY (USED FOR) INVESTING ACTIVITIES | | | | | |
| Additions to plant and equipment | — | (139) | (175) | — | (314) |
| Proceeds from the sale of assets or affiliates | 45 | — | 20 | — | 65 |
| Net cash flow provided by (used for) investing activities | 45 | (139) | (155) | — | (249) |
| NET CASH FLOW PROVIDED BY (USED FOR) FINANCING ACTIVITIES | | | | | |
| Proceeds from senior revolving credit facility | 631 | — | — | — | 631 |
| Payments on senior revolving credit facility | (619) | — | — | — | (619) |
| Proceeds from long-term debt | — | — | 5 | — | 5 |
| Payments on long-term debt | (600) | — | (9) | — | (609) |
| Purchases of noncontrolling interest | — | — | (30) | — | (30) |
| Net decrease in short-term debt | — | — | (10) | — | (10) |
| Purchase of treasury stock | (120) | — | — | — | (120) |
| Other | 2 | — | — | — | 2 |
| Other intercompany loans | 231 | (231) | — | — | — |
| Net cash flow used for financing activities | (475) | (231) | (44) | — | (750) |
| Effect of exchange rate changes on cash | — | — | (1) | — | (1) |
| Net increase (decrease) in cash and cash equivalents | (535) | — | 23 | — | (512) |
| Cash and cash equivalents at beginning of period | 538 | — | 26 | — | 564 |
| **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | $ 3 | $ — | $ 49 | $ — | $ 52 |

## OWENS CORNING AND SUBSIDIARIES

## INDEX TO CONDENSED FINANCIAL STATEMENT SCHEDULE

## OWENS CORNING AND SUBSIDIARIES
## SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES FOR THE YEARS ENDED December 31, 2012, 2011 AND 2010
(in millions)

| | Balance at Beginning of Period | Charged to Costs and Expenses | Charged to Other Accounts | Deductions | Acquisitions and Divestitures | Balance at End of Period |
|---|---|---|---|---|---|---|
| FOR THE YEAR ENDED DECEMBER 31, 2012 | | | | | | |
| Allowance for doubtful accounts | $ 15 | $ 3 | $— | $ (1)(a) | $— | $ 17 |
| Tax valuation allowance | $ 187 | $ 51 | $— | $(10) | $— | $228 |
| FOR THE YEAR ENDED DECEMBER 31, 2011 | | | | | | |
| Allowance for doubtful accounts | $ 19 | $ 3 | $— | $ (7)(a) | $— | $ 15 |
| Tax valuation allowance | $ 174 | $ 7 | $— | $ 6 | $— | $187 |
| FOR THE YEAR ENDED DECEMBER 31, 2010 | | | | | | |
| Allowance for doubtful accounts | $ 23 | $ 1 | $— | $ (4)(a) | $ (1) | $ 19 |
| Tax valuation allowance | $1,112 | $(906) | $(32) | $— | $— | $174 |

(a) Uncollectible accounts written off, net of recoveries.

## EXHIBIT INDEX

| Exhibit Number | Description |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Owens Corning's Current Report on Form 8-K (File No. 1-33100), filed November 2, 2006). |
| 3.2 | Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of Owens Corning's Current Report on Form 8-K (File No. 1-33100), filed November 2, 2006). |
| 4.1 | Indenture, dated as of October 31, 2006, by and among Owens Corning, each of the guarantors named therein and LaSalle Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Owens Corning's Current Report on Form 8-K (File No. 1-33100), filed November 2, 2006). |
| 4.2 | First Supplemental Indenture, dated as of April 13, 2007, by and among Owens Corning, each of the guarantors named therein and LaSalle Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Owens Corning's Current Report on Form 8-K (File No. 1-33100), filed April 13, 2007). |
| 4.3 | Second Supplemental Indenture, dated as of December 12, 2007, by and among Owens Corning, each of the guarantors named therein and LaSalle Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 to Owens Corning's Annual Report on Form 10-K for the year ended December 31, 2007). |
| 4.4 | Third Supplemental Indenture, dated as of April 24, 2008, by and among Owens Corning, each of the guarantors named therein and LaSalle Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Owens Corning's Quarterly Report on Form 10-Q (File No. 1-33100) for the quarter ended June 30, 2008). |
| 4.5 | Series A Warrant Agreement, dated as of October 31, 2006, between Owens Corning and American Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to Exhibit 10.3 to Owens Corning's Post-Effective Amendment No. 1 to Form S-1 Registration Statement (File No. 333-136363), filed December 8, 2006). |
| 4.6 | Series B Warrant Agreement, dated as of October 31, 2006, between Owens Corning and American Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to Exhibit 10.4 to Owens Corning's Post-Effective Amendment No. 1 to Form S-1 Registration Statement (File No. 333-136363), filed December 8, 2006). |
| 4.7 | Registration Rights Agreement, dated as of July 7, 2006, and the First Amendment thereto, dated as of October 27, 2006 (incorporated by reference to Exhibit 4.2 of Owens Corning's Post-Effective Amendment No. 1 to Form S-1 Registration Statement (File No. 333-136363), filed December 8, 2006). |
| 4.8 | Indenture, dated as of June 2, 2009, between Owens Corning, certain of Owens Corning's subsidiaries and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Owens Corning's Registration Statement on Form S-3 (File No. 333-159689), filed June 3, 2009). |
| 4.9 | Supplemental Indenture, dated June 8, 2009, between Owens Corning, the guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Owens Corning's Current Report on Form 8-K (File No. 1-33100), filed June 8, 2009). |
| 4.10 | Form of 9.000% Senior Notes due 2019 (incorporated by reference to Exhibit 4.2 to Owens Corning's Current Report on Form 8-K (File No. 1-33100), filed June 8, 2009). |

4.11 Fourth Supplemental Indenture, dated as of May 26, 2010, by and among Owens Corning, certain subsidiaries, and Wells Fargo Bank, National Association, as successor Trustee (incorporated by reference to Exhibit 4.1 to Owens Corning's Current Report on Form 8-K (File No. 1-33100), filed May 28, 2010).

4.12 Second Supplemental Indenture, dated as of May 26, 2010, by and among Owens Corning, certain subsidiaries, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to Owens Corning's Current Report on Form 8-K (File No. 1-33100), filed May 28, 2010).

10.1 Credit Agreement, dated as of May 26, 2010, by and among Owens Corning, certain of its subsidiaries, the lenders signatory thereto and Wells Fargo Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.1 to Owens Corning's Current Report on Form 8-K (File No. 1-33100), filed May 28, 2010).

10.2 First amendment to Credit Agreement, dated as of March 24, 2011(incorporated by reference to Exhibit 10.2 to Owens Corning's Current Report on Form 10-K (File 1-33100), filed February 15, 2012).

10.3 Second amendment to Credit Agreement, dated as of July 27, 2011 (incorporated by reference to Exhibit 10.1 to Owens Corning's Current Report on Form 8-K (File No. 1-33100), Filed July 29, 2011).

10.4 Amended and Restated Receivables Purchase Agreement dated as of December 16, 2011 (incorporated by reference to Exhibit 10.1 to Owens Corning's Current Report on Form 8-K (File No. 1-33100), filed December 19, 2011).

10.5 Purchase and Sale Agreement dated as of March 31, 2011 between Owens Corning Sales, LLC and Owens Corning Receivables LLC (incorporated by reference to Exhibit 10.2 to Owens Corning's Current Report on Form 8-K (File No. 1-33100), filed April 5, 2011).

10.6 Performance Guaranty dated as of March 31, 2011 (incorporated by reference to Exhibit 10.3 to Owens Corning's Current Report on Form 8-K (File No. 1-33100), filed April 5, 2011).

10.7 Key Management Severance Agreement with Charles E. Dana (incorporated by reference to Exhibit 10.18 to Owens Corning's annual report on Form 10-K (File No. 1-33100) for the year ended December 31, 2008).*

10.8 Agreement with Charles E. Dana (incorporated by reference to Exhibit 10 to Owens Corning Sales, LLC's Annual Report on Form 10-K (File No. 1-3660) for the year ended December 31, 2003).*

10.11 Amended and restated Key Management Severance Agreement with Michael H. Thaman (incorporated by reference to Exhibit 10 to Owens Corning Sales, LLC's Annual Report on Form 10-K (File No. 1-3660) for the year ended December 31, 2005).*

10.12 Form of Directors' Indemnification Agreement (incorporated by reference to Exhibit 10.2 of Owens Corning's Current Report on Form 8-K (File No. 1-33100), filed November 2, 2006).

10.13 Owens Corning Long-Term Incentive Plan (incorporated by reference to Exhibit 10 to Owens Corning Sales, LLC's Quarterly Report on Form 10-Q (File No. 1-3660) for the quarter ended June 30, 2003).*

10.14 Owens Corning Executive Supplemental Benefit Plan, 2009 Restatement (incorporated by reference to Exhibit 10.28 to Owens Corning's annual report on Form 10-K (File No. 1-33100) for the year ended December 31, 2008).*

10.15 Corporate Incentive Plan Terms Applicable to Certain Executive Officers (incorporated by reference to Exhibit 10 to Owens Corning Sales, LLC's Quarterly Report on Form 10-Q (File No. 1-3660) for the quarter ended March 31, 1999).*

| | |
|---|---|
| 10.16 | Owens Corning Supplemental Executive Retirement Plan, as amended and restated, effective as of January 1, 2009 (incorporated by reference to Exhibit 10.30 to Owens Corning's annual report on Form 10-K (File No. 1-33100) for the year ended December 31, 2008).* |
| 10.17 | Corporate Incentive Plan Terms Applicable to Key Employees Other Than Certain Executive Officers (incorporated by reference to Exhibit 10 to Owens Corning Sales, LLC's Quarterly Report on Form 10-Q (File No. 1-3660) for the quarter ended June 30, 1999).* |
| 10.18 | Owens Corning Deferred Compensation Plan, effective as of January 1, 2007 (incorporated by reference to Exhibit 10.5 to Owens Corning's Quarterly Report on Form 10-Q (File No. 1-33100) for the quarter ended March 31, 2007).* |
| 10.19 | First Amendment to the Owens Corning Deferred Compensation Plan, effective as of January 1, 2009 (incorporated by reference to Exhibit 10.33 to Owens Corning's annual report on Form 10-K (File No. 1-33100) for the year ended December 31, 2008).* |
| 10.21 | Owens Corning 2010 Stock Plan (incorporated by reference to Exhibit 10.1 to Owens Corning's Current Report on Form 8-K (File No. 1-33100), filed April 23, 2010).* |
| 14.1 | Ethics Policy for Chief Executive and Senior Financial Officers (filed herewith). |
| 21.1 | Subsidiaries of Owens Corning (filed herewith). |
| 23.1 | Consent of PricewaterhouseCoopers LLP (filed herewith). |
| 31.1 | Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) (filed herewith). |
| 31.2 | Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) (filed herewith). |
| 32.1 | Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 (filed herewith). |
| 32.2 | Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (filed herewith). |
| 101.INS | XBRL Taxonomy Extension Schema |
| 101.SCH | XBRL Taxonomy Extension Schema |
| 101.CAL | XBRL Taxonomy Extension Calculation Linkbase |
| 101.LAB | XBRL Taxonomy Extension Label Linkbase |
| 101.PRE | XBRL Taxonomy Extension Presentation Linkbase |

* Denotes management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Form 10-K.

Owens Corning agrees to furnish to the Securities and Exchange Commission, upon request, copies of all instruments defining the rights of holders of long-term debt of Owens Corning where the total amount of securities authorized under each issue does not exceed ten percent of the total assets of Owens Corning and its subsidiaries on a consolidated basis.

**PERFORMANCE GRAPH**

The following graph shows a comparison from December 31, 2007 through December 31, 2012 of the cumulative total returns for Owens Corning's common stock, the S&P 500 Index and the Dow Jones US Building Materials & Fixtures Index. Such returns are based on historical results and are not intended to suggest future performance.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***

Among Owens Corning, the S&P 500 Index, and the Dow Jones US Building Materials & Fixtures Index


$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
Owens Corning
S&P 500
Dow Jones US Building Materials & Fixtures

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

# DIRECTORS OF OWENS CORNING AS OF MARCH 14, 2013

## DIRECTORS

**Michael H. Thaman**
Chairman of the Board, President and Chief Executive Officer, Owens Corning

**Norman P. Blake, Jr.**
Formerly Chairman, President and Chief Executive Officer of Comdisco, Inc., global technology services

**Gaston Caperton**
President and Chief Executive Officer of The College Board, a not-for-profit educational association

**J. Brian Ferguson**
Formerly Executive Chairman of Eastman, a global chemical company engaged in the manufacture and sale of a broad portfolio of chemicals, plastics and fibers

**Ralph F. Hake**
Formerly Chairman and Chief Executive Officer for the Maytag Corporation, manufacturer of home and commercial appliances

**F. Philip Handy**
CEO of Strategic Industries, a worldwide diversified service and manufacturing company

**Ann Iverson**
International consultant to retail, wholesale and manufacturing businesses, self-employed

**James J. McMonagle**
Of Counsel at Vorys, Sater, Seymour & Pease LLP, a law firm

**W. Howard Morris**
President and Chief Investment Officer of The Prairie & Tireman Group, an investment partnership

**Joseph F. Neely**
Formerly Chief Executive Officer of Gold Toe Brands, Inc., a leading manufacturer of hosiery sold under the Gold Toe brand names

**Suzanne P. Nimocks**
Formerly Director with McKinsey & Company

**John D. Williams**
President and Chief Executive Officer of Domtar Corporation

OWENS CORNING

INNOVATIONS FOR LIVING™

**OWENS CORNING WORLD HEADQUARTERS**
ONE OWENS CORNING PARKWAY
TOLEDO, OHIO, U.S.A. 43659